     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 7, 1997

                                                     REGISTRATION NO. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                     COLLINS & AIKMAN FLOORCOVERINGS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     2273                    58-2151061
                               (PRIMARY STANDARD          (I.R.S. EMPLOYER
     (STATE OR OTHER              INDUSTRIAL             IDENTIFICATION NO.)
     JURISDICTION OF          CLASSIFICATION CODE
    INCORPORATION OR                NUMBER)
      ORGANIZATION)

                        311 SMITH INDUSTRIAL BOULEVARD
                             DALTON, GEORGIA 30722
                                (706) 259-9711
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------
                               EDGAR M. BRIDGER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     COLLINS & AIKMAN FLOORCOVERINGS, INC.
                        311 SMITH INDUSTRIAL BOULEVARD
                             DALTON, GEORGIA 30722
                                (706) 259-2034
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                       OF AGENT FOR SERVICE OF PROCESS)

                               ----------------
                                   COPY TO:
                            LESLIE A. GRANDIS, ESQ.
                    MCGUIRE, WOODS, BATTLE & BOOTHE, L.L.P.
                               ONE JAMES CENTER
                             901 EAST CARY STREET
                           RICHMOND, VIRGINIA 23219
                                (804) 775-4322

                               ----------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     As soon as practicable after the effective date of this Registration
                                  Statement.

  If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                               ----------------
                        CALCULATION OF REGISTRATION FEE
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
                                         PROPOSED        PROPOSED
 TITLE OF EACH CLASS OF     AMOUNT       MAXIMUM          MAXIMUM       AMOUNT OF
    SECURITIES TO BE        TO BE     OFFERING PRICE     AGGREGATE     REGISTRATION
       REGISTERED         REGISTERED   PER UNIT(1)   OFFERING PRICE(1)     FEE
-----------------------------------------------------------------------------------
10% Senior Subordinated
 Notes due 2007........  $100,000,000      100%        $100,000,000      $30,303

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(1) Estimated pursuant to Rule 457(f) solely for purposes of calculating the registration fee.

                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED APRIL 7, 1997

PROSPECTUS

                               OFFER TO EXCHANGE
       SERIES B 10% SENIOR SUBORDINATED NOTES DUE 2007 ("EXCHANGE NOTES")
                              FOR ALL OUTSTANDING
            10% SENIOR SUBORDINATED NOTES DUE 2007 ("INITIAL NOTES")

                                       OF
   [LOGO]
                                COLLINS & AIKMAN
                              FLOORCOVERINGS, INC.


                  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
              NEW YORK CITY TIME, ON      , 1997, UNLESS EXTENDED

                                  -----------
  Collins & Aikman Floorcoverings, Inc. a Delaware corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal") which together with the Prospectus constitute the "Exchange Offer," to exchange up to an aggregate principal amount of $100,000,000 of its Series B 10% Senior Subordinated Notes Due 2007 (the "Exchange Notes") for up to an aggregate principal amount of $100,000,000 of its outstanding 10% Senior Subordinated Notes Due 2007 (the "Initial Notes"). The terms of the Exchange Notes are identical in all material respects to those of the Initial Notes, except for certain transfer restrictions and registration rights relating to the Initial Notes. The Exchange Notes will be issued pursuant to, and entitled to the benefits of, the Indenture (as defined) governing the Initial Notes. The Exchange Notes and the Initial Notes are sometimes referred to collectively as the "Notes."

  The Exchange Notes will be unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Debt (as defined) of the Company. The Exchange Notes will rank pari passu in right of payment with all other senior subordinated indebtedness of the Company and will rank senior to all other subordinated indebtedness of the Company. The Indenture permits the Company to incur additional indebtedness including Senior Debt, subject to certain limitations. As of January 25, 1997, pro forma for the Transactions (as defined), the Company had approximately $57.0 million of Senior Debt outstanding (exclusive of unused commitments of approximately $28.0 million).

  The Exchange Notes will bear interest from February 6, 1997, the date of issuance of the Initial Notes that are tendered in exchange for the Exchange Notes (or the most recent Interest Payment Date (as defined) to which interest on such Notes has been paid), at the rate of 10% per annum and will be payable semi-annually in arrears on each January 15 and July 15, commencing on July 15, 1997.

                                                        (Continued on Next Page)


                                  -----------

  SEE "RISK FACTORS", WHICH BEGINS AT PAGE 14, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PARTICIPANTS IN THE EXCHANGE OFFER.

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
  COMMISSION  OR ANY STATE SECURITIES COMMISSION PASSED UPON THE  ACCURACY OR
   ADEQUACY  OF THIS  PROSPECTUS. ANY  REPRESENTATION TO THE  CONTRARY IS  A
    CRIMINAL OFFENSE.

                                  -----------

                  The date of this Prospectus is      , 1997.

(Continued from Cover)

  The Company will accept for exchange any and all Initial Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City
time, on    , 1997, unless extended by the Company in its sole discretion (the
"Expiration Date"). Tenders of Initial Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. In the event the Company terminates the Exchange Offer and does not accept for exchange any Initial Notes with respect to the Exchange Offer, the Company will promptly return the Initial Notes to the holders thereof. The Exchange Offer is not conditioned upon any minimum principal amount of Initial Notes being tendered for exchange, but is otherwise subject to certain customary conditions. The Initial Notes may be tendered only in integral multiples of $1,000.

  The Initial Notes were originally issued and sold on February 6, 1997 in a transaction not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemptions provided in Rule 144A and Regulation D under the Securities Act. Accordingly, the Initial Notes may not be reoffered, resold or otherwise pledged, hypothecated or transferred in the United States unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available.

  The Exchange Notes are being offered hereunder in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement dated February 6, 1997 (the "Registration Rights Agreement") between the Company and BT Securities Corporation (the "Initial Purchaser"), with respect to the sale of the Initial Notes. Based on interpretations by the staff of the Securities and Exchange Commission (the "Commission"), the Exchange Notes issued pursuant to the Exchange Offer in exchange for Initial Notes may be offered for resale, resold and otherwise transferred by respective holders thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act; provided that the Exchange Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement with any person to participate in the distribution of such Exchange Notes and is not engaged in and does not intend to engage in a distribution of the Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the Exchange Notes received in exchange for Initial Notes if such Exchange Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any Participating Broker-Dealer (as defined) for use in connection with any such resale. See "Plan of Distribution."

  There has not previously been any public market for the Initial Notes. The Company does not intend to list the Exchange Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active market for the Exchange Notes will develop.

  The Company will not receive any proceeds from the Exchange Offer; however, pursuant to the Registration Rights Agreement, the Company will pay the expenses incident to the Exchange Offer.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a registration statement on Form S-4 (the "Registration Statement") under the Securities Act, with respect to the Exchange Notes. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Items of information omitted from this Prospectus but contained in the Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the
Commission: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  As a result of this offering, the Company will become subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In the event that the Company ceases to be subject to the informational requirements of the Exchange Act, the Company has agreed that, so long as any Notes remain outstanding, it will file with the Commission and distribute to holders of the Initial Notes or the Exchange Notes, as applicable, copies of the financial information that would have been contained in such annual reports and quarterly reports, including management's discussion and analysis of financial condition and results of operations, that would have been required to be filed with the Commission pursuant to the Exchange Act. See "Description of the Notes-- Certain Covenants--Reports to Holders."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Market data used throughout this Prospectus were obtained from internal Company data and various industry sources. Management believes that the information obtained from such sources is reliable; however, the accuracy and completeness of such information is not guaranteed. The Company has not independently verified this market data. Similarly, internal Company data, while believed by the Company to be reliable, have not been verified by any independent sources. Except as otherwise indicated, the data referenced herein refer to the United States market. References herein to years or fiscal years mean, as to the Company, the fiscal year ended in January of the following year.

                                  THE COMPANY

  The Company is the leading manufacturer of vinyl-backed commercial floorcovering in the United States, with the number one market position in six-foot roll carpet and the number three market position in modular carpet tile. The Company markets its products to a wide variety of commercial end-markets, including corporate office space, retail stores and education, health care and government facilities. The Company differentiates itself through (i) superior product features such as durability, long-term appearance retention and its patented Powerbond RS "peel and stick" installation system, (ii) exceptional customer-focused services, including the Company's Source One program, which offers customers a complete turn-key package of floorcovering supply and installation for single-site and multiple-site projects, (iii) leading design capability and (iv) environmental leadership, including an advanced recycling program which converts plant scrap and reclaimed post-consumer, vinyl-backed carpeting into backing for certain of its carpet products and other commercial uses, such as industrial block flooring. In the fiscal year ended January 25, 1997, the Company generated net sales and pro forma EBITDA of $136.1 million and $27.3 million, respectively.

  The U.S. commercial carpet market, which is comprised of the specified and non-specified segments, is estimated by management to have generated sales of approximately $3.1 billion in 1995, having grown at a compound annual growth rate ("CAGR") of approximately 4.4% since 1990. The specified commercial market, which represents approximately $1.8 billion of the total U.S. commercial carpet market, is differentiated from the non-specified market, in that products are specified by architects, designers and owners rather than being purchased off the shelf. While competition in the non-specified market is based largely on price, the key differentiating factors in the specified market are product durability, appearance retention, product design and service, as well as price.

  Within the specified commercial market, the Company competes in the six-foot roll and modular carpet tile segments, which combined accounted for an estimated $510 million of industry sales in 1995. The Company's focus on these niche products provides a competitive advantage as these products tend to have proprietary specifications and generally cannot be produced on standard broadloom carpet manufacturing equipment utilized by the majority of manufacturers in the carpet industry. Management believes the exceptional performance and unique installation characteristics of the Company's products provide a superior long-term investment for end-users relative to both broadloom carpet, which requires more frequent replacement and higher maintenance costs, and hard surface flooring products, which lack the aesthetics and comfort under foot of carpet. The Company believes it has a reputation for outstanding product quality and innovative, problem-solving products. As a result, the Company historically has been able to achieve sales growth in excess of that in the general commercial carpet industry. The Company's net sales have grown, without the benefit of acquisitions, from $75.3 million in 1991 to $136.1 million in 1996, representing a CAGR of 12.6%.

  The Company has successfully reduced manufacturing costs without sacrificing the Company's proprietary product qualities. Further, the Company's commitment to employee involvement in the manufacturing process and quality training programs throughout the organization have led to significant reductions in scrap rates and non-conformance costs as well as improved product quality. These factors have contributed to the improvement in the Company's EBITDA margins from 13.0% in 1991 to 20.0% (on a pro forma basis) in 1996. During this time, EBITDA grew from $9.8 million to $27.3 million (on a pro forma basis), representing a CAGR of 22.7%.

  The Company believes that the diversity of its end-markets provides significant stability to its revenue base. The Company's focus on market segments which are characterized by high renovation rates, as opposed to new construction, reduces its exposure to economic fluctuations. Historically, renovation activity has been significantly less cyclical than new construction. Management estimates that approximately 75% of the Company's sales are related to renovation projects, and approximately 25% are attributable to new construction. As a result, sales of the Company's products have increased steadily despite the volatility in new commercial construction since 1990.

                             COMPETITIVE STRENGTHS

  The Company's market leadership and strong financial performance are attributable to a number of factors including the following:

SUPERIOR PRODUCT TECHNOLOGY

  The Company has demonstrated an ability to develop value-added products that differentiate it from its competition. The Company's proprietary vinyl cushion backing technology, Powerbond(R), which uses a closed-cell construction that is impermeable to moisture, exhibits demonstrably superior durability, seamability and cleaning characteristics, and provides comfort under foot, thereby combining the best attributes of both hard surface and carpet floorcoverings. Powerbond(R) was enhanced in 1988 with the patented Powerbond RS system, which employs a "peel and stick" dry adhesive for installation. Management believes the RS system substantially reduces total installation costs and eliminates the fumes associated with wet adhesives generally used in conventional carpet installation. Management believes that the combination of the Powerbond(R) and RS systems provides it with a distinct competitive advantage in the marketplace.

LEADING POSITIONS IN NICHE PRODUCTS

  In 1967, the Company pioneered vinyl-backed flooring systems (which includes six-foot roll and modular carpet tile) in the U.S. commercial carpet industry as an alternative to hard surface flooring and broadloom carpet. The Company is the leader in the vinyl-backed commercial carpet industry, with approximately 22% of the 1995 U.S. market. The Company has the number one position in the fast-growing six-foot roll segment of the specified U.S. commercial carpet market, with an estimated 1995 market share of approximately 36%, which the Company believes is three times the size of its nearest competitor. Within the modular carpet tile market, the Company has the number three position with an estimated market share of approximately 12%. Management believes that the six-foot roll market will continue to grow significantly faster than the commercial carpet industry as a whole. Management expects to maintain its leading position in the six-foot roll market and believes its innovative products in the modular carpet tile segment will result in increased market share. The Company's long history of superior product performance and design capability provide it with a competitive advantage and a loyal customer base for recurring sales.

UNIQUE MARKETING SEGMENTATION

  The Company has implemented a segmented marketing strategy which targets the Company's sales and marketing efforts to the specific needs of each end-market within a given geographic area. Management believes that each end-market (corporate office space, retail stores and education, health care and government facilities) has distinct product, service, performance, aesthetics, distribution and budgetary requirements. The segmentation strategy requires each account manager to develop an expertise in a specific end-market, resulting in greater customer-focused service, comprehensive market coverage and increased sales productivity over time. The size of the Company's sales organization has nearly doubled since the implementation of the segmentation strategy in 1993 from 45 to 82 account managers. Management expects to benefit from this investment because, historically, the productivity of the sales force has increased significantly with experience. This market-specific focus differentiates the Company from its competitors which generally have a geographically-assigned sales organization wherein the account managers are responsible for all end-use markets.

LEADING RECYCLING CAPABILITY

  The Company has developed a proprietary technology for recycling vinyl carpet scrap and post-consumer, vinyl-backed floorcovering reclaimed from installation sites. This unique capability eliminates the need for landfill disposal or incineration of these waste products. Through this technology, the Company produces backing for new carpet and other value-added commercial products, such as industrial block flooring. The Company is leading the industry in recycling initiatives at a time when many end-users, including government agencies and professional designers, increasingly prefer and/or require products with recycled content.

FLEXIBLE DISTRIBUTION

  The Company has developed a flexible three-channeled distribution system which focuses on the needs of the end-user. Customers have the flexibility to purchase the Company's products directly from the Company, through the Company's unique Source One program or through independent dealers. These programs allow the Company's sales and marketing personnel to (i) establish relationships within specific market segments, (ii) continually improve and customize product characteristics for specific applications and (iii) maximize total value delivered to customers. Although the majority of industry sales have traditionally been through local dealers, management believes its emphasis on flexible distribution and direct marketing provide the Company more influence in the specification process, thus affording it a distinct competitive advantage. The Company will continue to market its products to floorcovering specifiers and end-users through programs which emphasize one-on-one contact between its account managers and key decision-makers.

EXPERIENCED MANAGEMENT TEAM AND SIGNIFICANT EMPLOYEE INVOLVEMENT

  The Company has an experienced and successful management team with an average of 20 years of experience in the floorcovering industry and an average of over 10 years of experience with the Company. This management team has instituted programs which have increased net sales and EBITDA at CAGRs of 12.6% and 22.7%, respectively, between 1991 and 1996. Additionally, management has promoted company-wide employee involvement in every phase of the manufacturing and selling process, which has resulted in the implementation of over 3,500 suggestions from both hourly and salaried associates regarding the Company's operations. Manufacturing employees are cross-trained in several functions and have access to ongoing internal training programs as well as external educational programs.

                               OPERATING STRATEGY

  The Company has grown sales and EBITDA through a focused marketing and sales strategy combined with cost management programs. Set forth below are the components of the Company's operating strategy:

SPECIFIED COMMERCIAL MARKET FOCUS

  The Company will continue to focus on niche segments of the specified commercial market where sales are driven primarily by distinctive product features and performance characteristics rather than price. The Company's products are manufactured in response to customer orders rather than mass produced for inventory. The specified market tends to be more driven by total product value including performance, durability, aesthetics, customer-focused services and ease of maintenance and installation when compared with more price-sensitive, non-specified segments of the commercial carpet industry. Management believes that the Company has a significant opportunity to convert users of traditional broadloom carpet and hard surface flooring to its niche vinyl-backed floorcovering product. The specified commercial broadloom market and the commercial hard surface flooring markets represented approximately $1.3 billion and $1.6 billion, respectively, of sales in 1995.

DIVERSIFIED END-MARKETS

  The Company's sales and marketing strategy focuses on diversified end-markets (corporate office space, retail stores and education, health care and government facilities) in order to maximize its sales opportunities and to continue to minimize the effects of cyclicality in the carpet industry. During the most recent downturn in commercial construction between 1990 and 1993, in which new construction declined at a compounded rate of approximately 4% per annum, net sales of the Company's six-foot and tile products grew at a CAGR of 5.6%. New construction spending in the education, health care and government sectors (which sectors accounted for over 60% of the Company's 1995 and 1996 domestic carpet sales) steadily increased each year between 1990 and 1995, while new construction in the corporate office space, retail stores and lodging segments has been cyclical over the same period.

PRODUCT INNOVATION

  Management believes the Company has developed a substantial competitive advantage within its niche market segments through the continuous development of products desired by end-users. The Company's Powerbond RS technology provides customers with enhanced durability and performance, and low cost installation and maintenance. Under the recently launched Infinity Initiative program, management believes that the Company is the only manufacturer to recycle reclaimed post-consumer, vinyl-backed floorcovering into backing for commercial carpet products. Capitalizing on Powerbond(R)'s unique seam welding capabilities, the Company's Imaginations program offers the design flexibility to create customized, dramatic visual effects. The Company's recently introduced Jhane Barnes collection combines the internationally-known designer's signature style with the industry's first computer-aided design capability that will enable architects and designers to customize pattern configurations for printed modular carpet tile. The Company intends to continue developing innovative, value-added products which contribute to the Company's growth in revenues and profitability.

COST REDUCTION

  The Company will seek to reduce costs by monitoring and controlling its manufacturing and administrative expenses. The Company continually tracks its cost of non-conformance ("CONC"), which includes price discounts, product returns and allowances. From 1991 to 1996, the Company reduced CONC by approximately 18%, while net sales grew by approximately 81%. Supplementing its efforts to reduce CONC, the Company has implemented an aggressive cost improvement program, which targets specific initiatives to achieve cost reductions throughout the organization. During fiscal 1996, the Company realized $1.2 million in cost savings, which on an annualized basis represents approximately $2 million in cost savings. For fiscal 1997, the Company has targeted an additional $2 million in annualized cost reductions. In addition, the Company has completed a $13 million manufacturing modernization program which management believes, in conjunction with the Company's extensive employee training, will result in continued material yield and labor productivity improvements.

STRATEGIC ALLIANCES AND ACQUISITIONS

  The commercial carpet industry remains highly fragmented, with many specialized manufacturers serving numerous market segments. The Company intends to pursue domestic and international alliances and acquisitions that would add new product lines, enhance penetration of end-markets or allow entry into new geographic markets.

                                EQUITY SPONSORS

  Quad-C, Inc. ("Quad-C") is a private investment firm based in Charlottesville, Virginia focused on the leveraged acquisition of companies in partnership with management. Quad-C was founded in 1990 by its Managing Partner, Terrence D. Daniels, former Vice Chairman and director of W.R. Grace & Co. While at W.R. Grace & Co., Mr. Daniels was responsible for the Specialty Chemical, Health Care, Natural Resource, Restaurant, Retail and Corporate Technical groups, which consisted of more than 100 individual businesses in over 40 countries. Quad-C has completed fifteen private investments in a variety of industries including manufacturing, restaurants, media, financial institutions and health care. Among its portfolio investments, Quad-C currently has eight private companies held through several affiliated partnerships.

  Paribas Principal Partners ("Paribas") is the U.S. private equity group of Groupe Paribas, which was founded in 1872. Groupe Paribas, headquartered in Paris, is a global merchant bank with approximately 25,000 employees worldwide. Through its direct equity investment arm, Paribas Affaires Industrielles, Groupe Paribas has been making global investments for over 100 years and currently has a private equity portfolio exceeding $6.5 billion invested in over 250 companies primarily in Europe, North America and Asia. Paribas has investments in approximately 30 companies in the U.S.

                                THE ACQUISITION

  Pursuant to an agreement dated as of December 9, 1996 (the "Acquisition Agreement"), entered into among CAF Holdings, Inc. ("Holdings"), a corporation organized on behalf of affiliates of Quad-C and Paribas, CAF Acquisition Corporation ("CAF"), a wholly-owned subsidiary of Holdings, the Company, Collins & Aikman Products Co. ("C&A Products") and Collins & Aikman Floor Coverings Group, Inc. ("Seller"), CAF agreed to acquire from Seller all of the outstanding capital stock of the Company for a total purchase price of $197.0 million (including $27.0 million in consideration for a tradename license agreement), subject to adjustment based upon the Company's level of net working capital on the closing date of the Acquisition (the "Closing Date"). On the Closing Date, February 6, 1997, CAF paid Seller $195.6 million based upon the parties' preliminary estimate of net working capital. The purchase price may be subject to further adjustment upon final determination of the net working capital as of the Closing Date. Financing for the Acquisition was provided by
(i) $57.0 million of borrowings (the "Bank Financing") under an $85.0 million senior secured credit facility (the "Credit Agreement") among the Company, Holdings, certain lenders and Bankers Trust Company, as agent, (ii) $51.0 million of capital invested by affiliates of Quad-C, Paribas, management and certain other investors in Holdings (the "Equity Financing") and (iii) the proceeds of the offering of the Initial Notes (the "Initial Offering"). The Acquisition, the Initial Offering, the Equity Financing and the Bank Financing are collectively referred to herein as the "Transactions." See "The Acquisition."

  In connection with the Acquisition, Holdings and Collins & Aikman Corporation made an election under Section 338(h)(10) of the Internal Revenue Code (the "Code"), which had the effect of treating the Acquisition as a purchase of assets for federal income tax purposes. As a result of the Section 338(h)(10) election, the Company's tax basis in its assets was increased to the respective fair market values of such assets. The newly allocated basis is amortizable for tax purposes over the respective useful lives of the assets in accordance with the provisions of the Code. The balance of the purchase price was allocated to goodwill and other intangibles (including rights under a tradename license agreement (the "Tradename License Agreement")), which is amortizable for tax purposes over fifteen years.

  Holdings is a Virginia corporation. The principal executive office of Holdings is located at 230 East High Street, Charlottesville, Virginia 22902 and its telephone number is (804) 979-9122. The Company is a Delaware corporation. The principal office of the Company is located at 311 Smith Industrial Boulevard, Dalton, Georgia 30722 and its telephone number is (706) 259-9711.

                              THE INITIAL OFFERING

The Initial Notes...........  The Initial Notes were sold by the Company on
                              February 6, 1997 to the Initial Purchaser pursuant to a Purchase Agreement, dated January 29, 1997 (the "Purchase Agreement"). The Initial Purchaser subsequently resold the Initial Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act.

Registration Rights           Pursuant to the Purchase Agreement, the Company
 Agreement..................  and the Initial Purchaser entered into a
                              Registration Rights Agreement, dated as of February 6, 1997 (the "Registration Rights
                              Agreement"), which grants the holders of the Initial Notes certain exchange and registration rights. The Exchange Offer is intended to satisfy such exchange rights which terminate upon the consummation of the Exchange Offer.

                               THE EXCHANGE OFFER

The Exchange Notes..........  The forms and terms of the Exchange Notes are identical in all material respects to the terms of the Initial Notes for which they may be exchanged pursuant to the Exchange Offer, except for certain transfer restrictions and registration rights relating to the Initial Notes and except for certain penalty interest provisions relating to the Initial Notes described below under "--Terms of the Exchange Notes."

The Exchange Offer..........  The Company is offering to exchange $1,000 principal amount of Exchange Notes for each $1,000 principal amount of Initial Notes. As of the date hereof, $100,000,000 aggregate principal amount of Initial Notes are outstanding. The Company will issue the Exchange Notes to holders on or promptly after the Expiration Date.

                              Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Initial Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act; provided that such Exchange Notes are acquired in the ordinary course of such holder's business and that such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes. Each holder accepting the Exchange Offer is required to represent to the Company in the Letter of Transmittal that, among other things, the Exchange Notes will be acquired by the holder in the ordinary course of business and the holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes.

                              Each Participating Broker-Dealer (as defined) that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resale of Exchange Notes received in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any Participating Broker-Dealer for use in connection with any such resale; provided that the Company has no obligation to amend or supplement this Prospectus unless it has received written notice from a Participating Broker-Dealer of its prospectus delivery requirements under the Securities Act within five business days following consummation of the Exchange Offer. See "Plan of Distribution."

                              Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes could not rely on the position of the staff of the Commission enunciated in no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Failure to comply with such requirements in such instance may result in such holder incurring liability under the Securities Act for which the holder is not indemnified by the Company.

Interest on the Exchange      The Exchange Notes will bear interest at the rate
 Notes......................  of 10% per annum from February 6, 1997, the date of issuance of the Initial Notes that are tendered in exchange for the Exchange Notes (or the most recent Interest Payment Date to which interest on such Notes has been paid).
                              Accordingly, holders of Initial Notes that are accepted for exchange will not receive interest on the Initial Notes that is accrued but unpaid at the time of tender, but such interest will be payable on the first Interest Payment Date after the Expiration Date. Interest on the Exchange
                              Notes will be payable semi-annually in arrears on each January 15 and July 15, commencing July 15,
                              1997.

Expiration Date; Withdrawal
 of Tender..................  The Exchange Offer will expire at 5:00 p.m., New
                              York City time, on    , 1997, or such later date
                              and time to which it is extended
                              by the Company (the "Expiration Date"). The
                              tender of Initial Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. The Expiration Date will not in
                              any event be extended to a date later than    ,
                              1997. Any Initial Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

Certain Conditions to the
 Note Exchange Offer........  The Exchange Offer is subject to certain customary conditions, which may be waived by the Company. See "The Exchange Offer--Certain Conditions to the Exchange Offer."

Procedures for Tendering      Each holder of Initial Notes wishing to accept
 Initial Notes..............  the Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with such Initial Notes and any other required documentation to the Exchange Agent (as defined) at the address set forth herein. By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, (i) any Exchange Notes to be received by it will be acquired in the ordinary course of its business,
                              (ii) it has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes and (iii) it is not an "affiliate," as defined in Rule 405 of the Securities Act, of the Company or, if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

Special Procedures for
 Beneficial Owners..........  Any beneficial owner whose Initial Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender such Initial Notes in the Exchange Offer should contact such registered holder and promptly instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering his Initial Notes, either make appropriate arrangements to register ownership of the Initial Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

Guaranteed Delivery           Holders of Notes who wish to tender their Initial
 Procedure..................  Notes and whose Initial Notes are not immediately available or who cannot deliver their Initial
                              Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent, prior to the Expiration
                              Date, must tender their Initial Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer--Guaranteed Delivery
                              Procedures."

Registration Requirements...  The Company has agreed to use its best efforts to consummate by August 5, 1997, the registered
                              Exchange Offer pursuant to which holders of the Initial Notes will be offered an opportunity to exchange their Initial Notes for the Exchange Notes which will be issued without legends restricting the transfer thereof. In the event that applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer or in certain other circumstances, the Company has agreed to file a Shelf Registration Statement covering resales of the Initial Notes and to use its best efforts to cause such Shelf Registration Statement to be declared effective under the Securities Act and, subject to certain exceptions, keep such Shelf Registration Statement effective until three years after the original issuance of the Initial Notes.

Certain Federal Income Tax
 Considerations.............  For a discussion of certain federal income tax considerations relating to the exchange of the Exchange Notes for the Initial Notes, see "Certain U.S. Federal Income Tax Considerations."

Use of Proceeds.............  There will be no cash proceeds to the Company from the exchange of Notes pursuant to the Exchange Offer.

Consequences of Exchanging
 Initial Notes..............  As a result of the making of this Exchange Offer, the Company will have fulfilled certain of its obligations under the Registration Rights Agreement, and holders of Initial Notes who do not tender their Notes will generally not have any further registration rights under the Registration Rights Agreement or otherwise. Such holders will continue to hold the untendered Initial Notes and will be entitled to all the rights and subject to all the limitations applicable thereto under the Indentures, except to the extent such rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the Exchange Offer. All untendered Initial Notes will continue to be subject to certain restrictions on transfer. Accordingly, if any Initial Notes are tendered and accepted in the Exchange Offer, the trading market for the untendered Initial Notes could be adversely affected.

Exchange Agent..............  IBJ Schroder Bank & Trust Company is the Exchange
                              Agent. The address and telephone number of the Exchange Agent are set forth in "The Exchange Offer--Exchange Agent."

                           TERMS OF THE EXCHANGE NOTES

General.....................  The form and terms of the Exchange Notes are the same as the form and terms of the Initial Notes (which they replace) except that (i) the Exchange Notes bear a Series B designation, (ii) the Exchange

                              Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, and (iii) the holders of Exchange Notes will not be entitled to certain rights under the Registration Rights Agreement, including the provisions providing for an increase in the interest rate on the Initial Notes in certain circumstances relating to the timing of the Exchange Offer, which rights will terminate when the Exchange Offer is consummated. See "The Exchange Offer--Consequences of Failure to Exchange." The Exchange Notes will evidence the same debt as the Initial Notes and will be entitled to the benefits of the Indenture. See "Description of the Notes."

Issuer......................  Collins & Aikman Floorcoverings, Inc.

Maturity Date...............  January 15, 2007.

Interest Rate and Payment     The Notes will bear interest at a rate of 10% per
Dates.......................  annum. Interest on the Notes will accrue from the date of original issuance (the "Issue Date") and will be payable semi-annually on each January 15 and July 15, commencing July 15, 1997.

Ranking.....................  The Notes will be unsecured obligations of the
                              Company and will be subordinated in right of payment to all existing and future Senior Debt (as defined) of the Company. The Notes will rank pari passu with any present and future senior subordinated indebtedness of the Company and will rank senior to all other subordinated indebtedness of the Company. As of January 25, 1997, pro forma for the Transactions, the Company had approximately $57.0 million of Senior Debt outstanding (exclusive of unused commitments of approximately $28.0 million).

Optional Redemption.........  The Notes will be redeemable, in whole or in part, at the option of the Company on or after January 15, 2002, at the redemption prices set forth herein, plus accrued interest to the date of redemption. In addition, prior to January 15, 2000, the Company, at its option, may redeem up to 35% of the aggregate principal amount of the Notes originally issued with the net cash proceeds of one or more Public Equity Offerings at the redemption price set forth herein, plus accrued interest to the date of redemption; provided that at least 65% of the aggregate principal amount of Notes originally issued remains outstanding immediately after any such redemption.

Change of Control...........  Upon a Change of Control, the Company will be obligated to make an offer to repurchase all outstanding Notes at a price equal to 101% of the principal amount thereof plus accrued interest to the date of repurchase.

Certain Covenants...........  The Indenture governing the Notes (the
                              "Indenture") contains certain covenants that limit the ability of the Company and its subsidiary to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, incur indebtedness that is subordinate in right of payment to any Senior Debt and senior in right of payment to the Notes, incur liens, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company and its subsidiary, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company.

  For additional information regarding the Notes, see "Description of the Notes."

                                  RISK FACTORS

  See "Risk Factors," which begins at page 14, for a discussion of certain factors that should be considered by participants in the Exchange Offer.

                       SUMMARY HISTORICAL FINANCIAL DATA

  The following presents summary historical financial information of the Company. The information in this table should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto appearing elsewhere in this Prospectus.

                                               FISCAL YEAR ENDED
                          ------------------------------------------------------------
                          JANUARY 30, JANUARY 29,  JANUARY 28, JANUARY 27, JANUARY 25,
                            1993(A)      1994         1995        1996        1997
                          ----------- -----------  ----------- ----------- -----------
                                                (DOLLARS IN THOUSANDS)
OPERATING DATA:
Net sales...............    $88,598     $95,590     $108,039    $122,169    $136,124
Cost of goods sold......     53,518      55,065       62,527      73,615      81,715
                            -------     -------     --------    --------    --------
Gross profit............     35,080      40,525       45,512      48,554      54,409
Selling, general and
 administrative
 expenses(b)............     21,708      25,478       23,733      27,364      28,971
Corporate general and
 administrative
 allocated costs(c).....      1,044       1,046        1,069       1,591       1,531
Operating income........     12,254      10,347(d)    20,710      19,599      23,907
Loss on sale of accounts
 receivable(e)..........        --          --         1,261       3,269       3,489
Interest expense........         35         --           --          --          --
Income before income
 taxes..................     12,219      10,347       19,449      16,330      20,418
Net income..............      7,592       5,220       11,799      10,015      12,513
OTHER DATA:
EBITDA(f)...............    $14,878     $20,646     $ 23,247    $ 23,371    $ 27,118
Depreciation and
 amortization...........      2,582       2,398        2,237       2,154       2,201
Capital expenditures....      1,420       2,147        1,823       4,290       7,897

                                                                         AT
                                                                     JANUARY 25,
                                                                        1997
                                                                     -----------
BALANCE SHEET DATA:
Working capital(g)..................................................   $ 6,485
Total assets(g).....................................................    39,614
Long-term debt, including current maturities........................       --
Stockholder's equity(g).............................................    21,620

--------
(a) The fiscal period ended January 30, 1993 included 53 weeks.
(b) Amounts include costs incurred by the Company relating to certain matters retained by the Seller totaling $42,000 in fiscal 1992, $4,302,000 in fiscal 1993, $300,000 in fiscal 1994, $1,618,000 in fiscal 1995 and
    $1,010,000 in fiscal 1996. The above amounts represent costs, including customer remediation, legal expenses, travel expenses and claim settlements, incurred by the Company in connection with certain claims and litigation that either are being retained by C&A Products pursuant to the Acquisition Agreement or were incurred by the Company in anticipation of the sale of the Company.
(c) Amounts relate to services provided by C&A Products and include tax, treasury, risk management, employee benefits, legal, data processing, application of cash receipts and other general corporate services. The costs of the services provided by C&A Products were allocated to the Company based upon a combination of estimated use and the relative sales of the Company's business to the total consolidated operations of C&A Products. In the opinion of management, the method of allocating these costs is believed to be reasonable. However, the costs of these services charged to the Company are not necessarily indicative of the costs that would have been incurred if the Company had performed these functions. See "Unaudited Pro Forma Financial Data" for management's estimate of the cost of these services subsequent to the Acquisition.
(d) At October 30, 1993, Collins & Aikman Corporation wrote off all goodwill related to its December 1988 acquisition of C&A Products based upon its assessment that the asset was impaired. The write-off of $2.6 million that was reported during the year ended January 29, 1994 represented the Company's allocated portion of the goodwill. In addition, prior to the Closing Date certain of the Company's employees participated in Collins & Aikman Corporation's stock option plans which provide for the award of options on Collins & Aikman Corporation common shares to employees, exercisable over ten-year periods. Pursuant to such stock option plans, Collins & Aikman Corporation granted certain employees of the Company stock options with exercise prices below the then estimated fair value in recognition of their prior service and recorded management equity plan expense of $1.0 million. Such charges have been deducted in determining operating income for the fiscal year ended January 29, 1994.
(e) Effective July 13, 1994, C&A Products entered into a Receivables Sale Agreement with Carcorp, a wholly-owned, bankruptcy-remote subsidiary of C&A Products. The accounts receivable were purchased by Carcorp at the face amount of the accounts receivable less a defined discount. Upon closing of the Acquisition, the Company was terminated as a seller under the Receivables Sale Agreement. Management does not anticipate selling its accounts receivable in the future and as a result, does not expect to incur any losses related to third-party discounts associated with such sales.
(f) EBITDA represents earnings before deductions for interest expense, loss on sale of accounts receivable, income tax expense, depreciation, amortization, non-recurring charges related to the write-off of goodwill and the management equity plan expense (see note (d) above) and the costs incurred in connection with certain matters retained by the Seller (see note (b) above). The Company understands that certain investors believe EBITDA reflects a company's ability to satisfy principal and interest obligations with respect to its indebtedness and to utilize cash for other purposes. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles.
(g) For periods after July 13, 1994, amounts exclude all domestic trade accounts receivable sold by the Company pursuant to the Receivables Sale Agreement referred to in note (e) above.

                   SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA

  The following presents summary unaudited pro forma financial data of the Company, giving effect to the Transactions as if they had occurred on January 28, 1996. The summary unaudited pro forma financial data does not purport to represent what the Company's results of operations actually would have been if the Transactions had occurred as of the date indicated or what such results will be for any future periods. The information in this table should be read in conjunction with "Unaudited Pro Forma Financial Data," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto appearing elsewhere in this Prospectus.

                                                                  FISCAL YEAR
                                                                     ENDED
                                                                JANUARY 25, 1997
                                                                ----------------
                                                                  (DOLLARS IN
                                                                   THOUSANDS)
OPERATING DATA:
Net sales......................................................     $136,124
Cost of goods sold.............................................       83,235
                                                                    --------
Gross profit...................................................       52,889
Selling, general and administrative expenses...................       31,809
Corporate general and administrative allocated costs...........        1,393
                                                                    --------
Operating income...............................................       19,687
Interest expense...............................................       16,001
                                                                    --------
Income before income taxes.....................................        3,686
Income tax expense.............................................        1,430
                                                                    --------
Net income.....................................................     $  2,256
                                                                    ========
OTHER DATA:
EBITDA.........................................................     $ 27,256
Cash interest expense..........................................       14,861
Depreciation and amortization..................................        8,709
Capital expenditures...........................................        7,897
Ratio of EBITDA to cash interest expense.......................         1.8x
Ratio of total long-term debt to EBITDA........................         5.8x
                                                                       AT
                                                                JANUARY 25, 1997
                                                                ----------------
BALANCE SHEET DATA:
Working capital................................................     $ 22,827
Total assets...................................................      222,679
Long-term debt, including current maturities...................      157,000
Stockholder's equity...........................................       51,000

                                 RISK FACTORS

  Holders of Initial Notes should carefully consider the following factors in addition to the other information set forth in this Prospectus in connection with the Exchange Offer.

SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS

  In connection with the Acquisition, the Company incurred a significant amount of indebtedness. At January 25, 1997, the Company's indebtedness would have been $157.0 million (exclusive of $28.0 million of available borrowings under its Revolving Credit Facility) and its stockholder's equity would have been $51.0 million, in each case on a pro forma basis after giving effect to the Transactions. In addition, subject to the restrictions in the Credit Agreement and the Indenture, the Company may incur additional senior or other indebtedness from time to time to finance acquisitions or capital expenditures or for other general corporate purposes. For the year ended January 25, 1997, on a pro forma basis after giving effect to the Transactions as if they had occurred on January 28, 1996, the Company's ratio of earnings to fixed charges would have been 1.2 to 1.0.

  The level of the Company's indebtedness could have important consequences to holders of the Notes, including: (i) a substantial portion of the Company's cash flow from operations must be dedicated to debt service and will not be available for other purposes; (ii) the Company's future ability to obtain additional debt financing for working capital, capital expenditures or acquisitions may be limited; (iii) the Company's level of indebtedness could limit its flexibility in reacting to changes in the industry and general economic conditions; (iv) certain of the Company's borrowings (including but not limited to the $85.0 million Credit Agreement) will be at variable rates of interest, which could cause the Company to be vulnerable to increases in interest rates; and (v) all of the indebtedness incurred in connection with the Credit Agreement will become due prior to the time the principal payments on the Notes will become due. Certain of the Company's competitors currently operate on a less leveraged basis and have significantly greater operating and financing flexibility than the Company.

  The Company's ability to pay interest on the Notes and to satisfy its other debt obligations will depend upon its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond its control. The Company anticipates that its operating cash flow, together with available borrowings under the Credit Agreement, will be sufficient to meet its operating expenses, capital expenditure requirements, working capital needs and to service its debt requirements as they become due. However, if the Company is unable to service its indebtedness, it will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

SUBORDINATION OF NOTES; ASSET ENCUMBRANCE

  The Notes are subordinated in right of payment to all existing and future Senior Debt of the Company. In the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to pay obligations on the Notes only after all Senior Debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. In addition, under certain circumstances, no payments may be made with respect to principal of or interest on the Notes if a default exists with respect to Senior Debt. In addition, indebtedness outstanding under the Credit Agreement is secured by substantially all of the assets of the Company and its subsidiary. On a pro forma basis, after giving effect to the Transactions, Senior Debt of the Company at January 25, 1997 would have been $57.0 million (exclusive of unused commitments of $28.0 million). Additional Senior Debt may be incurred by the Company from time to time subject to certain restrictions contained in the Credit Agreement and the Indenture. See "Description of Credit Agreement" and "Description of the Notes."

RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS

  The Credit Agreement prohibits the Company from prepaying its indebtedness (including the Notes), other than indebtedness incurred under the Credit Agreement. The Credit Agreement also requires the Company to maintain specified financial ratios and satisfy certain financial condition tests. The Company's ability to meet those financial ratios and tests can be affected by events beyond its control, and there can be no assurance that the Company will meet those tests. A breach of any of these covenants could result in a default under the Credit Agreement and/or the Indenture. In the event of an event of default under the Credit Agreement, the lenders thereunder could elect to declare all amounts outstanding under the Credit Agreement, together with accrued interest, to be immediately due and payable. If the Company were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. If the Credit Agreement indebtedness were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full that indebtedness and the other indebtedness of the Company, including the Notes. See "Description of Credit Agreement."

CONTROL OF THE COMPANY

  Quad-C and Paribas and their respective affiliates, through their ownership of substantially all of the voting stock of Holdings, effectively control the Company and have the power to elect all directors of the Company, approve all amendments to the Company's Certificate of Incorporation and effect fundamental corporate transactions such as mergers and asset sales. Terrence
D. Daniels, President of Quad-C, effectively controls Quad-C and its affiliates and therefore effectively controls the Company. See "Ownership of Capital Stock."

DEPENDENCE ON KEY PERSONNEL

  The Company believes that its success is largely dependent upon the abilities and experience of its senior management team, which has an average of 20 years of experience in the floorcovering industry and over 10 years of experience with the Company. The loss of the services of one or more of these senior executives could adversely affect the Company's results of operations. See "Management."

RELIANCE ON PETROLEUM-BASED RAW MATERIALS; RELIANCE ON PRINCIPAL SUPPLIER

  Petroleum-based products, including both nylon and vinyl, comprise the predominant portion of the cost of raw materials used by the Company in manufacturing. While the Company generally attempts to match cost increases with corresponding price increases, large increases in the cost of such petroleum-based raw materials could adversely affect the Company if the Company were unable to pass these increased costs through to customers. E. I. DuPont de Nemours and Company ("DuPont") currently supplies all of the Company's requirements for nylon yarn, the principal raw material used in the Company's floorcovering products. While the Company believes that there are adequate alternative sources of supply from which it could fulfill its nylon yarn requirements, the unanticipated termination of the supply arrangement with DuPont or a prolonged interruption in shipments from DuPont could have a material adverse effect on the Company.

CYCLICAL NATURE OF INDUSTRY

  Sales of the Company's principal products are related to the construction and renovation of commercial buildings. Such activity is cyclical and can be affected by the strength of the general economy, prevailing interest rates and other factors that could lead to cost control measures and reduced spending by businesses and other users of commercial space. Although new construction tends to be more cyclical than renovation and currently the majority of the Company's sales are generated from the renovation sector, a downturn in either sector could impact the overall demand for commercial floorcovering products, which could adversely affect the Company's results of operations.

COMPETITION

  The commercial floorcoverings industry is highly competitive. The Company competes with other carpet manufacturers and manufacturers of vinyl and other types of floorcovering. While no competitor focuses solely on the same products as the Company, a number of domestic and foreign competitors manufacture six-foot roll goods and modular carpet tile as one segment of their business. Certain of these competitors have greater financial resources than the Company. See "Business--Competition."

  Historically, the vast majority of the commercial carpet industry's sales has been through independent carpet dealers. Recently, two of the Company's competitors and DuPont, the Company's principal raw material supplier, initiated a strategy of purchasing or forming alliances with selected carpet dealers primarily in large metropolitan markets. No assurance can be given as to the effect, if any, the foregoing will have on the industry in general or on the Company's results of operations in particular.

NEW STAND-ALONE COMPANY

  Prior to the Transactions, the Company had been a member of a consolidated group of companies and had not operated as a stand-alone company. C&A Products historically provided a number of administrative and other services to the Company. In addition, the Company participated in certain C&A Products benefits and insurance programs. After the Transactions, the Company initially is relying upon C&A Products under the Management Services Agreement described in "The Acquisition" and "Certain Transactions" for certain services, such as data processing, health care and employee benefits administration, treasury and tax functions, and engineering for up to one year, and traffic services for up to two years, following consummation of the Transactions. Prior to the termination of the Management Services Agreement, the Company will need to provide or procure these services independently. No assurance can be given as to the impact, if any, of these changes on the Company's results of operations.

CHANGE OF CONTROL

  A Change of Control (as defined) could require the Company to refinance substantial amounts of indebtedness. Upon the occurrence of a Change of Control, the holders of the Notes would be entitled to require the Company to purchase the Notes at a purchase price equal to 101% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of purchase. However, the Credit Agreement prohibits the purchase of the Notes by the Company, unless and until such time as the indebtedness under the Credit Agreement is repaid in full. In the event of a Change of Control, there can be no assurance that the Company would have assets sufficient to satisfy all of its obligations under the Credit Agreement and the Notes. See "Description of Credit Agreement" and "Description of the Notes--Change of Control."

FRAUDULENT CONVEYANCE

  If a court in a lawsuit brought by an unpaid creditor or representative of creditors, such as a trustee in bankruptcy or the Company as a debtor-in-possession, were to find under relevant federal and state fraudulent conveyance statutes that the Company did not receive fair consideration or reasonably equivalent value for incurring certain of the indebtedness, including the Notes, incurred by the Company in connection with the Acquisition, and that, at the time of such incurrence, the Company (i) was insolvent, (ii) was rendered insolvent by reason of such incurrence or grant,
(iii) was engaged in a business or transaction for which the assets remaining with the Company constituted unreasonably small capital or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, such court, subject to applicable statutes of limitation, could void the Company's obligations under the Notes, subordinate the Notes to obligations of the Company that do not otherwise constitute Senior Debt or take other action detrimental to the holders of the Notes.

  The measure of insolvency for these purposes will vary depending upon the law of the jurisdiction being applied. Generally, however, a company will be considered insolvent for these purposes if the sum of that company's debts is greater than all that company's property at a fair valuation, or if the present fair salable value of that company's assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured. Moreover, regardless of solvency, a court could void an incurrence of indebtedness, including the Notes, if it determined that such transaction was made with intent to hinder, delay or defraud creditors, or a court could subordinate the indebtedness, including the Notes, to the claims of all existing and future creditors on similar grounds.

  There can be no assurance as to what standard a court would apply in order to determine whether the Company was "insolvent" upon consummation of the Acquisition or the sale of the Notes or that, regardless of the method of valuation, a court would not determine that the Company was insolvent upon consummation of the Acquisition or sale of the Notes.

  Additionally, under federal bankruptcy or applicable state insolvency law, if a bankruptcy or insolvency were initiated by or against the Company within 90 days after any payment by the Company with respect to the Notes, or if the Company anticipated becoming insolvent at the time of such payment, all or a portion of the payment could be avoided as a preferential transfer and the recipient of such payment could be required to return such payment.

ABSENCE OF PUBLIC MARKET

  The Initial Notes were issued to, and the Company believes are currently owned by, a relatively small number of beneficial owners. Prior to the Exchange Offer, there has not been any public market for the Initial Notes. The Initial Notes have not been registered under the Securities Act and will be subject to restrictions on transferability to the extent that they are not exchanged for Exchange Notes by holders who are entitled to participate in this Exchange Offer. The Exchange Notes will constitute a new issue of securities with no established trading market. The Company does not intend to list the Exchange Notes on any national securities exchange or seek approval for quotation on the National Association of Securities Dealers Automated Quotation System. No assurance can be given that an active public or other market will develop for the Exchange Notes or as to the liquidity of the trading market for the Exchange Notes. If a trading market does not develop or is not maintained, holders of the Exchange Notes may experience difficulty in reselling the Exchange Notes or may be unable to sell them at all. If a market for the Exchange Notes develops, any such market may be discontinued at any time. If a public trading market develops for the Exchange Notes, future trading prices of such securities will depend on many factors including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Company, the Exchange Notes may trade at a discount from their principal amount. Historically, the market for securities similar to the Exchange Notes, including non-investment grade debt, has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that any market for the Exchange Notes, if such market develops, will not be subject to similar disruptions.

ENVIRONMENTAL MATTERS

  The Company is subject to federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes, and (ii) impose liability for response costs and certain damages resulting from past and current spills, disposals or other releases of hazardous materials (together, "Environmental Laws"). The Company believes that it currently conducts its operations, and in the past has operated its business, in compliance in all material respects with applicable Environmental Laws. The Company's operations may result in noncompliance with or liability for cleanup pursuant to Environmental Laws. However, the Company believes that any past or future noncompliance or liability under current Environmental Laws would not have a material adverse effect on its results of operations and financial condition. Environmental Laws have changed rapidly in recent years, and the Company may be subject to more stringent Environmental Laws in the future. There can be no assurance that more stringent Environmental Laws could not have a material adverse effect on the Company's results of operations. See "Business--Environmental Initiatives."

                                THE ACQUISITION

  Pursuant to the Acquisition Agreement, CAF purchased all of the issued and outstanding capital stock of the Company on February 6, 1997. The purchase price of $197.0 million (including $27.0 million in consideration of the Tradename License Agreement) is subject to a purchase price adjustment based upon the level of net working capital on the Closing Date. At the date of closing, the preliminary estimated adjustment was a $1.4 million reduction in the purchase price, resulting in a payment to the Seller on that date of $195.6 million. The purchase price may be subject to further adjustment upon final determination of the net working capital balance as of the Closing Date.

  In connection with the Acquisition, Holdings and Collins & Aikman Corporation made an election under Section 338(h)(10) of the Code, which had the effect of treating the Acquisition as a purchase of assets for federal income tax purposes. As a result of the Section 338(h)(10) election, the Company's tax basis in its assets was increased to the respective fair market values of such assets. The newly allocated basis is amortizable for tax purposes over the respective useful lives of the assets, in accordance with the provisions of the Code. The balance of the purchase price was allocated to goodwill and other intangibles (including rights under the Tradename License Agreement), which is amortizable for tax purposes over fifteen years.

  In connection with the Acquisition, the Company entered into the Tradename License Agreement with C&A Products, pursuant to which C&A Products granted to the Company a perpetual, exclusive, fully-paid, royalty-free license to use the name "Collins & Aikman" in connection with the business of designing, manufacturing and marketing carpet or other floorcoverings for installation in buildings or other structures and other products currently manufactured and distributed by the Company (the "Floorcoverings Business"). The term of the license will continue indefinitely, subject to termination by C&A Products for breach by the Company of its covenants under the Tradename License Agreement or if the Company is acquired by a competitor of C&A Products.

  In connection with the Acquisition, C&A Products and its parent corporation, Collins & Aikman Corporation, entered into a Non-Competition Agreement with Holdings and the Company pursuant to which they agreed not to compete with the Company in the Floorcoverings Business anywhere in the world for a period of seven years from the Closing Date (provided that the Non-Competition Agreement does not restrict Collins & Aikman Corporation or C&A Products after the second anniversary of the Closing Date from acquiring an entity that is engaged in the Floorcoverings Business) and not to use, or allow the use of, the name Collins & Aikman or the initials "C&A" in the Floorcoverings Business at any time after the Closing Date. In addition, under the Non-Competition Agreement, Collins & Aikman Corporation and C&A Products have agreed for a period of five years after the Closing Date not to solicit or attempt to hire certain employees of the Company.

  To facilitate the transition of the Company from its position as a member of a consolidated group of companies to a stand-alone entity, the Company entered into a Management Services Agreement pursuant to which C&A Products agreed to provide, at the Company's request, certain categories of services, such as data processing, health care and employee benefit administration, treasury and tax functions, and engineering and traffic services. The maximum aggregate annual payments (other than for traffic services) under the Management Services Agreement are expected to be approximately $324,000. The Company paid C&A Products approximately $1.5 million for services (other than traffic services) and certain other allocations in 1996. Management estimates that its costs of providing these services independently will approximate $1.5 million on an annual basis. Other than traffic services, which C&A Products has agreed to provide for up to two years following the Closing Date, C&A Products' obligation to provide services terminates one year after the Closing Date.

                     USE OF PROCEEDS OF THE EXCHANGE NOTES

  This Exchange Offer is intended to satisfy certain obligations of the Company under the Registration Rights Agreement. The Company will not receive any proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive, in exchange, Initial Notes in like principal amount. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Initial Notes, except as otherwise described herein under "The Exchange Offer--Terms of the Exchange Offer." The Initial Notes surrendered in exchange for the Exchange Notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase in the outstanding debt of the Company.

                           PRO FORMA CAPITALIZATION

  The following table sets forth the unaudited capitalization of the Company on a pro forma basis giving effect to the Transactions as if they had occurred on January 25, 1997. This table should be read in conjunction with the "Selected Consolidated Financial Data," and "Unaudited Pro Forma Financial Data" included elsewhere in this Prospectus.

                                                                PRO FORMA
                                                             JANUARY 25, 1997
                                                          ----------------------
                                                          (DOLLARS IN THOUSANDS)
   Indebtedness:
     Revolving credit facility(a)........................        $  2,000
     Term loan(a)........................................          55,000
     Initial Notes.......................................         100,000
                                                                 --------
       Total indebtedness................................         157,000
   Stockholder's equity..................................          51,000
                                                                 --------
       Total capitalization..............................        $208,000
                                                                 ========

--------
(a) Reflects borrowings under the Credit Agreement necessary to consummate the Transactions. The total availability under the revolving credit facility is $30.0 million. See "Unaudited Pro Forma Financial Data" and "Description of Credit Agreement."

                      UNAUDITED PRO FORMA FINANCIAL DATA

  The following Unaudited Pro Forma Consolidated Balance Sheet as of January 25, 1997 was prepared as if the Transactions had occurred on such date. The following Unaudited Pro Forma Consolidated Statement of Operations gives effect to the Transactions as if they had occurred on January 28, 1996. The Unaudited Pro Forma Consolidated Statement of Operations does not purport to represent what the Company's results of operations actually would have been if the Transactions had occurred as of such date or what such results will be for any future periods.

  The Unaudited Pro Forma Consolidated Balance Sheet reflects the preliminary allocation of the purchase price for the Acquisition to the Company's tangible and intangible assets and liabilities. The final allocation of such purchase price, and the resulting depreciation and amortization expense in the accompanying Unaudited Pro Forma Consolidated Statement of Operations, will differ from the preliminary estimates due to the final allocation being based on: (a) actual closing date amounts of assets and liabilities and (b) final appraised values of property, plant and equipment and other assets.

   The unaudited pro forma financial data are based on the historical financial statements of the Company and the assumptions and adjustments described in the accompanying notes. The Company believes that such assumptions are reasonable. The unaudited pro forma financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the accompanying notes thereto appearing elsewhere in this Prospectus.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                JANUARY 25, 1997
                             (DOLLARS IN THOUSANDS)

                                        OFFERING      ACQUISITION
                            HISTORICAL ADJUSTMENTS    ADJUSTMENTS    PRO FORMA
                            ---------- -----------    -----------    ---------
          ASSETS
Current Assets:
  Cash.....................  $   144    $200,700 (a)   $(198,700)(b) $  2,144
  Accounts receivable,
   net.....................    1,577                      17,311 (c)   18,888
  Inventories..............   16,172                                   16,172
  Deferred tax assets......    1,433                      (1,310)(c)      123
  Prepaid expenses and
   other...................      488                                      488
                             -------                                 --------
    Total current assets...   19,814                                   37,815
Property, plant and
 equipment, net............   19,521                      17,583 (c)   37,104
Deferred tax assets........      259                         523 (c)      782
Goodwill and intangibles...      --                      139,658 (c)  139,658
Other assets...............       20                                       20
Deferred financing costs...      --        7,300 (d)                    7,300
                             -------                                 --------
    Total assets...........  $39,614                                 $222,679
                             =======                                 ========
      LIABILITIES AND
    STOCKHOLDER'S EQUITY
Current Liabilities:
  Accounts payable.........  $ 8,659                                 $  8,659
  Accrued expenses.........    4,670                   $  (1,341)(e)    3,329
  Current portion of senior
   credit facility.........      --     $  3,000 (a)                    3,000
                             -------                                 --------
    Total current
     liabilities...........   13,329                                   14,988
Noncurrent liabilities,
 including post-retirement
 benefit obligation........    4,665                     (1,974) (f)    2,691
Senior credit facility.....      --       54,000 (a)                   54,000
Notes......................      --      100,000 (a)                  100,000
                             -------                                 --------
    Total liabilities......   17,994                                  171,679
                             -------                                 --------
Stockholder's Equity:
  Common stock.............      --                                       --
  Additional paid-in-
   capital.................    7,821      51,000 (a)      (7,821)(g)   51,000
  Retained earnings........   22,528                     (22,528)(g)      --
  Investment and advances
   to Collins & Aikman
   Products Co.............   (8,574)                      8,574 (g)      --
  Foreign currency
   translation adjustment..      222                        (222)(g)      --
  Pension equity
   adjustment..............     (377)                        377 (c)      --
                             -------                                 --------
    Total stockholder's
     equity................   21,620                                   51,000
                             -------                                 --------
    Total liabilities and
     stockholder's equity..  $39,614                                 $222,679
                             =======                                 ========

                            See accompanying notes.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

  The Pro Forma Consolidated Balance Sheet reflects the Transactions as if they had occurred as of January 25, 1997 (actual amounts may differ from amounts estimated below).

  (a) Reflects the issuance of the Notes, the Equity Financing and the Bank
Financing:

      Issuance of the Notes.......................................... $100,000
      Equity Financing...............................................   51,000
      Senior credit facility:
        Current portion..............................................    3,000
        Long-term portion............................................   54,000
      Issuance-related fees and expenses.............................   (7,300)
                                                                      --------
                                                                      $200,700
                                                                      ========

  (b) Represents the following cash payments related to the Acquisition:

      Purchase price................................................ $(197,000)
      Preliminary purchase price adjustment.........................     1,400
      Acquisition expenses..........................................    (3,100)
                                                                     ---------
                                                                     $(198,700)
                                                                     =========

  (c) The Acquisition will be accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations." The purchase price is being allocated first to the tangible and identifiable intangible assets and liabilities of the Company based upon preliminary estimates of their fair market values, with the remainder allocated to goodwill as follows:

      Purchase price, net of preliminary purchase price adjustment..  $195,600
      Acquisition expenses..........................................     3,100
      Reinstatement of amounts of accounts receivable previously
       sold.........................................................   (17,311)
      Book value of net assets acquired.............................   (21,997)
      Adjustment to book value of net assets acquired
       for liabilities retained by Seller in Acquisition:
        Medical and product and general liability...................      (611)
        Current employee payroll and benefit liabilities............      (781)
        Long-term employee benefit liabilities......................    (1,096)
        Elimination of pension equity adjustment....................       377
                                                                      --------
      Increase in basis.............................................  $157,281
                                                                      ========
      Allocation of increase in basis:
        Increase to fair value of property, plant and equipment.....  $ 17,583
        Increase in goodwill and intangibles........................   139,658
        Changes in deferred tax balances:
          Current deferred tax assets...............................    (1,310)
          Noncurrent deferred tax assets............................       523
        Adjustments to liabilities for post-retirement costs........       827
                                                                      --------
                                                                      $157,281
                                                                      ========

  (d) Reflects the deferred financing costs related to the Offering of the Notes and the Bank Financing.

                             (DOLLARS IN THOUSANDS)

  (e) Reflects liabilities retained by Seller in the Acquisition:

      Medical liability............................................... $  (560)
      Current employee payroll and benefit liabilities................    (781)
                                                                       -------
                                                                       $(1,341)
                                                                       =======

  (f) Reflects the following:

      Product and general liability retained by Seller................ $   (51)
      Adjustments to liabilities for post-retirement costs............    (827)
      Long-term employee benefit liabilities retained by
        Seller in the Acquisition.....................................  (1,096)
                                                                       -------
                                                                       $(1,974)
                                                                       =======

  (g) Reflects the elimination of historical equity balances.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                          YEAR ENDED JANUARY 25, 1997
                             (DOLLARS IN THOUSANDS)

                                          OFFERING     ACQUISITION
                              HISTORICAL ADJUSTMENTS   ADJUSTMENTS   PRO FORMA
                              ---------- -----------   -----------   ---------
Net sales....................  $136,124                              $136,124
Cost of goods sold...........    81,715                  $ 1,520 (a)   83,235
                               --------                              --------
Gross profit.................    54,409                                52,889
Selling, general and
 administrative expenses.....    28,971                    2,838 (b)   31,809
Corporate general and
 administrative allocated
 costs.......................     1,531                     (138)(c)    1,393
                               --------                              --------
Operating income.............    23,907                                19,687
Interest expense.............       --     $16,001 (d)                 16,001
Loss on sale of accounts
 receivable..................     3,489                   (3,489)(e)      --
                               --------                              --------
Income before income taxes...    20,418                                 3,686
Income tax expense...........     7,905     (6,192)(f)      (283)(f)    1,430
                               --------                              --------
Net income...................  $ 12,513                              $  2,256
                               ========                              ========
OTHER DATA:
EBITDA.......................  $ 27,118                              $ 27,256
Depreciation and
 amortization................     2,201                                 8,709
Ratio of earnings to fixed
 charges.....................       6.4x                                  1.2x


                            See accompanying notes.

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                            (DOLLARS IN THOUSANDS)

  The Pro Forma Consolidated Statement of Operations reflects the Transactions as if they had occurred on January 28, 1996.

  (a) Reflects additional depreciation on the increase to fair value of property, plant and equipment.

  (b) Reflects the following:

                                                                 YEAR ENDED
                                                              JANUARY 25, 1997
                                                              ----------------
Elimination of expenses for matters retained by Seller.......     $(1,010)
Additional amortization of goodwill and intangibles..........       3,491
Additional depreciation on the increase to fair value of
 property, plant and equipment...............................         357
                                                                  -------
                                                                  $ 2,838
                                                                  =======

  (c) Reflects the following:

                                                                   YEAR ENDED
                                                                JANUARY 25, 1997
                                                                ----------------
Estimated reduction in cost of performing functions previously performed
 by Seller's corporate office.................................       $(488)
Sponsor's consulting fees to be incurred......................         350
                                                                     -----
                                                                     $(138)
                                                                     =====

  (d) Reflects the following:

                                                                   YEAR ENDED
                                                                JANUARY 25, 1997
                                                                ----------------
Interest expense on the Notes..................................     $10,000
Interest expense on the senior credit facility at 8.15%........       4,646
Unused commitment fees and agency fees.........................         215
                                                                    -------
 Total cash interest expense...................................      14,861
Amortization of deferred financing costs.......................       1,140
                                                                    -------
 Total interest expense........................................     $16,001
                                                                    =======

  A change of 1/4% in the interest rate on the senior credit facility would have an impact on pro forma interest expense of $143 for the year ended January 25, 1997.

  (e) Reflects the elimination of the loss on sale of accounts receivable.

  (f) Reflects the net additional income tax benefit as a result of the Transactions, at the effective rate of 38.7% for the year ended January 25, 1997.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following data is qualified in its entirety by the consolidated financial statements of the Company and other information contained elsewhere in this Prospectus. The financial data as of January 27, 1996 and January 25, 1997, and for the three years ended January 25, 1997, have been derived from the audited financial statements of the Company contained elsewhere in this Prospectus. The financial data as of and for the years ended January 30, 1993 and January 29, 1994 have been derived from the unaudited financial statements of the Company. The historical consolidated financial statements of the Company contained in this Prospectus are presented as if the Company were a separate entity for all periods presented. The following financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus.

                                               FISCAL YEAR ENDED
                          -----------------------------------------------------------
                          JANUARY 30, JANUARY 29, JANUARY 28, JANUARY 27, JANUARY 25,
                            1993(A)      1994        1995        1996        1997
                          ----------- ----------- ----------- ----------- -----------
                                                (DOLLARS IN THOUSANDS)
OPERATING DATA:
Net sales...............    $88,598     $95,590    $108,039    $122,169    $136,124
Cost of goods sold......     53,518      55,065      62,527      73,615      81,715
                            -------     -------    --------    --------    --------
Gross profit............     35,080      40,525      45,512      48,554      54,409
Selling, general and
 administrative
 expenses(b)............     21,708      25,478      23,733      27,364      28,971
Corporate general and
 administrative
 allocated costs(c).....      1,044       1,046       1,069       1,591       1,531
Goodwill amortization
 and write-off(d).......         74       2,645         --          --          --
Management equity plan
 expense(e).............        --        1,009         --          --          --
                            -------     -------    --------    --------    --------
Operating income........     12,254      10,347      20,710      19,599      23,907
Loss on sale of accounts
 receivable(f)..........        --          --        1,261       3,269       3,489
Interest expense........         35         --          --          --          --
                            -------     -------    --------    --------    --------
Income before income
 taxes..................     12,219      10,347      19,449      16,330      20,418
Income tax expense......      4,627       5,127       7,650       6,315       7,905
                            -------     -------    --------    --------    --------
Net income..............    $ 7,592     $ 5,220    $ 11,799    $ 10,015    $ 12,513
                            =======     =======    ========    ========    ========
OTHER DATA:
EBITDA(g)...............    $14,878     $20,646    $ 23,247    $ 23,371    $ 27,118
Capital expenditures....      1,420       2,147       1,823       4,290       7,897
Depreciation and
 amortization...........      2,582       2,398       2,237       2,154       2,201
Ratio of earnings to
 fixed charges(h).......       81.1x       80.4x       14.7x        5.7x        6.4x
BALANCE SHEET DATA (END
 OF PERIOD):
Working capital(i)......    $13,682     $14,512    $  3,268    $  3,805    $  6,485
Total assets(i).........     40,433      41,160      27,312      31,231      39,614
Long-term debt,
 including current
 portion................        315         --          --          --          --
Stockholder's
 equity(i)..............     26,911      23,012      10,801      13,655      21,620

--------
(a) The fiscal period ended January 30, 1993 included 53 weeks.
(b) Amounts include costs incurred by the Company relating to certain matters retained by the Seller totaling $42,000 in fiscal 1992, $4,302,000 in fiscal 1993, $300,000 in fiscal 1994, $1,618,000 in fiscal 1995 and
    $1,010,000 in fiscal 1996. The above amounts represent all costs, including customer remediation, legal expenses, travel expenses and claim settlements, incurred by the Company in connection with certain claims and litigation that either are being retained by C&A Products pursuant to the Acquisition Agreement or were incurred by the Company in anticipation of the sale of the Company.
(c) Amounts relate to services provided by C&A Products and include tax, treasury, risk management, employee benefits, legal, data processing, application of cash receipts and other general corporate services. The costs of the services provided by C&A Products were allocated to the Company based upon a combination of estimated use and the relative sales of the Company's business to the total consolidated operations of C&A Products. In the opinion of management, the method of allocating these costs is believed to be reasonable. However, the costs of these services charged to the Company are not necessarily indicative of the costs that would have been incurred if the Company had performed these functions. See "Unaudited

   Pro Forma Financial Data" for management's estimates of the cost of these services subsequent to the Acquisition.
(d) At October 30, 1993, Collins & Aikman Corporation wrote off all goodwill related to its December 1988 acquisition of C&A Products based upon its assessment that the asset was impaired. The write-off reported for the year ended January 29, 1994 represented the Company's allocated portion of the goodwill.
(e) Certain of the Company's employees participated in Collins & Aikman Corporation's stock option plans which provide for the award of options on Collins & Aikman Corporation common shares to employees, exercisable over ten-year periods. Pursuant to such stock option plans, Collins & Aikman Corporation granted certain employees of the Company stock options with exercise prices below the then estimated fair value in recognition of their prior service.
(f) Effective July 13, 1994, C&A Products entered into a Receivables Sale Agreement with Carcorp, a wholly-owned, bankruptcy-remote subsidiary of C&A Products. The accounts receivable were purchased by Carcorp at the face amount of the accounts receivable less a defined discount. Upon closing of the Acquisition, the Company was terminated as a seller under the Receivables Sale Agreement. Management does not anticipate selling its accounts receivable in the future and as a result, does not expect to incur any losses related to third-party discounts associated with such sales.
(g) EBITDA represents earnings before deductions for interest expense, loss on sale of accounts receivable, income tax expense, depreciation, amortization, non-recurring charges related to the write-off of goodwill (see note (d) above), the management equity plan expense (see note (e) above) and the costs incurred in connection with certain matters retained by the Seller (see note (b) above). The Company understands that certain investors believe EBITDA reflects a company's ability to satisfy principal and interest obligations with respect to its indebtedness and to utilize cash for other purposes. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles.
(h) For purposes of this calculation, earnings are defined as income before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness, loss on sale of receivables and the interest portion of operating lease rental expense.
(i) For periods after July 13, 1994, amounts exclude all domestic trade accounts receivable sold by the Company pursuant to the Receivables Sale Agreement referred to in note (f) above.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company is the leading U.S. manufacturer of six-foot roll carpet and the third largest manufacturer of modular carpet tiles within the specified commercial carpet market. The Company markets its products directly to the end-user utilizing its national sales force and other distribution channels. The Company's products are marketed to a wide variety of commercial end-markets, including corporate office space, retail stores and education, health care and government facilities. The Company believes that the diversity of its target markets softens the impact of economic downturns.

  Prior to 1990, the Company manufactured conventional twelve-foot broadloom carpet in addition to its six- foot roll goods and modular carpet tile. The Company discontinued its broadloom product offerings in 1992, which allowed management to focus on its vinyl-backed roll and tile products where the Company enjoys a more advantageous market position.

  At the end of 1993, management implemented a focused sales strategy, which assigns Company account managers to one or two specific end-markets (corporate office space, retail stores and health care, education and government facilities) within a geographic area. This segmentation strategy allows the account managers to best service the unique product and design needs of the end-user. Also in late 1992, the Company established the Source One program, which offers customers a complete turn-key package of product supply and project management for single- and multiple-site requirements. Through Source One, the customer has one point of contact and one source of responsibility for product procurement and installation.

  The Company has significantly increased net sales and earnings since 1993. Management believes these improvements resulted from a number of factors, including strengthened customer relationships, the segmentation strategy, various cost reduction programs, efficiency enhancements, reduction in the number of yarn suppliers and product re-engineering. The benefits of the Company's segmentation strategy are most evident in the education and health care markets where 10 specialists have been assigned since 1994. In addition, as part of the segmentation strategy, the Company targeted a new market, retail stores. The Company's sales have grown rapidly in this segment and management believes this to be an attractive target market which is indicative of the opportunities it can realize through Source One.

  During 1994 and 1995, the Company operated at close to capacity in its tufting and finishing operations. To prepare for future growth and to alleviate periodic capacity constraints, the Company began a $13 million expansion and modernization program. The program included the replacement of two-thirds of its tufting machines, the replacement of all warping equipment, the completion of a 60,000 square foot addition to its finishing plant and the installation of a second vinyl production line. The expansion and modernization program is substantially complete. Management believes that as a result of the program, production capacity will be sufficient to allow for growth for the foreseeable future.

  Primary raw materials, including yarn, primary backing and various coater materials, represent the single largest component of costs. Yarn comprises about one-third of the carpet's cost structure and in excess of 50% of total raw material costs. See "Risk Factors--Reliance on Petroleum-Based Raw Materials; Reliance on Principal Supplier." Raw material costs per square yard decreased each year from 1990 through 1994, at a cumulative 12.9%, primarily as a result of the elimination of multiple yarn suppliers and a change in the mix in the Company's product line. However, during 1995, raw material costs per square yard increased by approximately 7% primarily due to product mix, including more complex styles and general vendor price increases related to primary backing and coater materials. Raw material costs per square yard increased at less than 1% during 1996. Historically, the Company has been able to pass on yarn price increases in the ordinary course of business in response to published increases by major yarn suppliers.

RESULTS OF OPERATIONS

  The following table sets forth certain operating results as a percentage of net sales for the periods indicated.

                                            FISCAL YEAR ENDED
                                   -----------------------------------
                                   JANUARY 28, JANUARY 27, JANUARY 25,
                                      1995        1996        1997
                                   ----------- ----------- -----------
                                            (PERCENTAGE OF NET SALES)
Net sales.........................    100.0%      100.0%      100.0%
Cost of goods sold................     57.9        60.3        60.0
                                      -----       -----       -----
Gross profit......................     42.1        39.7        40.0
Selling, general and
 administrative expenses..........     22.0        22.4        21.3
Corporate general and
 administrative allocated costs...      1.0         1.3         1.1
                                      -----       -----       -----
Operating income..................     19.2        16.0        17.6
Loss on sale of accounts
 receivable.......................      1.2         2.7         2.6
                                      -----       -----       -----
Income before income taxes........     18.0        13.4        15.0
Income tax expense................      7.1         5.2         5.8
                                      -----       -----       -----
Net income........................     10.9%        8.2%        9.2%
                                      =====       =====       =====
EBITDA margin.....................     21.5%       19.1%       19.9%
                                      =====       =====       =====

FISCAL YEAR ENDED JANUARY 25, 1997 ("FISCAL 1996")
COMPARED WITH FISCAL YEAR ENDED JANUARY 27, 1996 ("FISCAL 1995")

  Net sales. Net sales represent gross sales less product returns, customer allowances and various customer discounts, all generated in the ordinary course of business. Sales are comprised of six-foot roll goods, modular carpet tile and other products, including adhesives and walk-off mats. The Company's net sales increased to $136.1 million in fiscal 1996, an increase of $14.0 million or 11.4% over fiscal 1995. The increase in net sales in fiscal 1996 was due to strength in most of the Company's end-markets. Total volume increased 12.8%. The Company experienced strong volume increases in six-foot roll goods and other product categories. The increase in six-foot roll sales was due to continued strong volume growth in the education and health care markets, offset by a minor decrease in average selling price per square yard. Tile sales in fiscal 1996 were up slightly, a result of a slight increase in unit pricing offset by a slight decrease in volume. The Company achieved this level of growth in net sales despite the fact that net sales (and net income) declined in January 1997 versus January 1996. Management believes that the decrease in net sales in January was due to the timing of certain shipments of the Company's products, as evidenced by a significant increase in backlog as of January 25, 1997 versus January 27, 1996. This is further evidenced by the increase in net sales of over 15% in February and March of 1997 versus the same period in 1996.

  Gross profit. The Company's gross profit increased to $54.4 million in fiscal 1996, an increase of $5.9 million or 12.1% over fiscal 1995. Gross margin increased to 40.0% in fiscal 1996 from 39.7% in fiscal 1995. The increase in gross profit and gross margin were the result of increased sales and manufacturing efficiencies associated with higher volumes, offset by a $0.5 million inventory write-off booked in January 1997 resulting from the year-end physical inventory. Gross margin improved in fiscal 1996 in both the six-foot roll and modular carpet tile categories.

  Selling, general and administrative ("SG&A") expenses. The Company's SG&A expenses increased to $29.0 million in fiscal 1996, an increase of $1.6 million or 5.9% over fiscal 1995. As a percentage of sales, SG&A expenses decreased to 21.3% during fiscal 1996 from 22.4% in fiscal 1995. Excluding expenses related to certain matters retained by the Seller of $1.0 million in fiscal 1996 and $1.6 million in fiscal 1995, SG&A expenses would have been $28.0 million in fiscal 1996, an increase of $2.2 million or 8.6% over fiscal 1995. See Note (b) to "Selected Consolidated Financial Data." As a percentage of sales, SG&A expenses (excluding expenses relating to the matters retained by the Seller) decreased to 20.5% during fiscal 1996 from 21.1% in fiscal 1995. SG&A expenses (excluding expenses relating to the matters retained by the Seller) increased due to

(i) personnel additions to handle growth under the Company's segmentation marketing strategy and (ii) higher sales commissions due to the increase in sales. The Company's expenses relating to the matters retained by the Seller decreased to $1.0 million in fiscal 1996, a decrease of $0.6 million from fiscal 1995. These costs relate to the settlement of a patent dispute and three matters for which C&A Products has agreed to indemnify the Company. See "Business--Litigation."

  Corporate general and administrative allocated costs. Corporate general and administrative allocated costs include costs associated with services provided by C&A Products. Services provided include tax, treasury, risk management, employee benefits administration, legal, data processing, application of cash receipts and other general corporate services. The Company has the option to continue receiving certain of these services from C&A Products under a Management Services Agreement, generally for up to a one-year period. Allocated costs in fiscal 1996 were slightly lower than comparable charges in fiscal 1995. As a percentage of sales, the allocated costs decreased to 1.1% during fiscal 1996 from 1.3% in fiscal 1995.

  Loss on sale of accounts receivable. Effective July 13, 1994, C&A Products entered into a Receivables Sale Agreement with Carcorp, a wholly-owned, bankruptcy-remote subsidiary of C&A Products. Under the terms of the Receivables Sale Agreement, Carcorp purchased on a revolving basis, without recourse, virtually all trade accounts receivable generated by C&A Products and its subsidiaries, including the Company. The accounts receivable were purchased by Carcorp at the face amount of the accounts receivable less a defined discount. Upon closing of the Acquisition, the Company was terminated as a seller under the Receivables Sale Agreement and as a result will no longer incur a loss on the sale of its accounts receivable related thereto. Loss on sale of accounts receivable increased to $3.5 million in fiscal 1996, an increase of $0.2 million or 6.7% over fiscal 1995. The increase in net sales resulted in a higher level of accounts receivable which, in turn, led to greater sales of accounts receivable to Carcorp.

  Net income. The Company's net income of $12.5 million in fiscal 1996 was $2.5 million or 24.9% higher than the $10.0 million in fiscal 1995. The increase was a result of the factors described above, offset by $1.6 million in higher taxes from the increase in pretax earnings. The Company's effective tax rate was 38.7% in both fiscal 1996 and fiscal 1995.

  EBITDA. The Company's EBITDA of $27.1 million in fiscal 1996 was $3.7 million or 16.0% higher than the $23.4 million in fiscal 1995. As a percentage of sales, EBITDA increased to 19.9% in fiscal 1996 from 19.1% in fiscal 1995. The increase in EBITDA and the increase in EBITDA margin was the combined result of the factors described above.

FISCAL YEAR ENDED JANUARY 27, 1996 ("FISCAL 1995")COMPARED WITH FISCAL YEAR ENDED JANUARY 28, 1995 ("FISCAL 1994")

  Net sales. The Company's net sales increased to $122.2 million in fiscal 1995, an increase of $14.1 million or 13.1% over fiscal 1994. The increase in net sales in fiscal 1995 was due to growth in all of the Company's end-markets, with the exception of corporate office space. Volume increased 15.0% across all product lines. The Company experienced significant sales growth in the six-foot roll, modular carpet tile and other product categories. The increase in six-foot roll sales was due to strong sales in the education, health care and retail store markets. The increase in modular carpet tile sales in fiscal 1995 was a result of strong volume growth in the government and, to a lesser extent, the international market. Volume increases in all categories were slightly offset by minor decreases in average selling price per square yard.

  Gross profit. The Company's gross profit increased to $48.6 million in fiscal 1995, an increase of $3.0 million or 6.7% over fiscal 1994. Gross margin decreased to 39.7% in fiscal 1995 from 42.1% in fiscal 1994. Gross profit increased due to higher sales volumes and manufacturing efficiencies. As a percentage of sales, however, gross profit declined due to an increase in raw material costs and a change in the Company's sales mix. The cost of yarn per square yard increased in fiscal 1995 primarily due to the production of more complex styles. In addition, the cost of primary backing and coater materials increased due to general vendor price increases which were not passed on to the customer. Excluding raw materials, manufacturing costs per square yard decreased by approximately 7.3% in fiscal 1995 versus fiscal 1994, which was a result of volume increases and the Company's ongoing focus on manufacturing cost reductions.

  SG&A expenses. SG&A expenses increased to $27.4 million in fiscal 1995, an increase of $3.6 million or 15.3% over fiscal 1994. As a percentage of sales, SG&A expenses increased to 22.4% in fiscal 1995 from 22.0% in fiscal 1994. Excluding expenses relating to the matters retained by the Seller of $1.6 million in fiscal 1995 and $0.3 million in fiscal 1994, SG&A expenses increased to $25.7 million in fiscal 1995, an increase of $2.3 million or 9.9% over fiscal 1994. As a percentage of sales, SG&A expenses (excluding expenses relating to the matters retained by the Seller) decreased to 21.1% in fiscal 1995 from 21.7% in fiscal 1994. The increase in SG&A expenses was a result of higher sales, increased Source One staffing, additional sample expense, new product introductions and higher travel and entertainment expenses due to the expansion of the sales force during implementation of the Company's segmentation marketing strategy.

  Corporate general and administrative allocated costs. The Company's allocated costs increased to $1.6 million in fiscal 1995, an increase of $0.5 million over fiscal 1994. The increase is primarily related to increased overhead levels at the parent company which resulted in a higher allocation of costs to the Company.

  Loss on sale of accounts receivable. Loss on sale of accounts receivable increased to $3.3 million in fiscal 1995, an increase of $2.0 million or 159.2% over fiscal 1994. Fiscal 1995 was the first full year under the Receivables Sale Agreement with Carcorp. Fiscal 1994 includes only 28 weeks under the Carcorp agreement.

  Net Income. The Company's net income of $10.0 million in fiscal 1995 was $1.8 million or 15.1% lower than the $11.8 million in fiscal 1994. The decrease was the result of the increases in legal expenses, corporate general and allocated costs and loss on sale of accounts receivable, offset by the higher gross profit discussed above. The Company's effective tax rate of 38.7% in fiscal 1995 was 0.6 percentage points lower than the 39.3% effective tax rate in fiscal 1994.

  EBITDA. The Company's EBITDA of $23.4 million in fiscal 1995 was $0.1 million or 0.5% higher than the $23.2 million in EBITDA in fiscal 1994. As a percentage of sales, EBITDA decreased to 19.1% from 21.5%. The increase in EBITDA and the decrease in EBITDA margin was the combined result of the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary cash needs have historically been for operating expenses, working capital and capital expenditures. The Company has financed its cash requirements primarily through internally-generated cash flow and inter-company advances from C&A Products.

  Net cash provided by operating activities in fiscal 1996 was $12.4 million as compared with $11.7 million in fiscal 1995, primarily as a result of the $2.5 million increase in net income, offset by a relatively larger increase in working capital, particularly inventory, in 1996 versus 1995.

  Net cash provided by operating activities in fiscal 1995 decreased to $11.7 million from $24.9 million in fiscal 1994. This decrease resulted primarily from the increase in cash flow from a reduction in accounts receivable included in fiscal 1994 results due to the Company's sale of accounts receivable to Carcorp described in Note 7 to the Consolidated Financial Statements. As fiscal 1994 was the Company's first year of participation in this program, the large decrease in accounts receivable resulted in an increase of approximately $12.6 million in net cash from operating activities in fiscal 1994. Excluding this initial cash flow benefit, cash provided by operating activities decreased from $12.3 million in fiscal 1994 to $11.7 million in fiscal 1995 due to a decrease in net income of $1.8 million offset by certain other items.

  The Company invested $1.8 million, $4.3 million and $7.9 million in capital expenditures during fiscal 1994, 1995 and 1996, respectively. The Company anticipates spending approximately $4.0 million to $5.0 million on capital expenditures in each of fiscal 1997 and fiscal 1998. Increases in capital expenditures in fiscal 1995 and fiscal 1996 reflect the expansion and modernization program discussed above.

  The Company incurred significant indebtedness in connection with the Acquisition. At January 25, 1997, pro forma for the Transactions, the Company would have had approximately $157.0 million of indebtedness outstanding, consisting of $100.0 million of Notes, $55.0 million in term loan borrowings and approximately $2.0 million in revolving credit borrowings under the Credit Agreement, with no other debt or capital lease obligations. In addition, on a pro forma basis, the Company had approximately $28.0 million in availability under the revolving credit portion of the Credit Agreement and $2.1 million of cash. The term loan portion of the Credit Agreement will mature on June 30, 2002 and will require annual principal payments (payable in quarterly installments) totaling $3.0 million in 1997, $5.0 million in 1998, $9.0 million in 1999, $15.0 million in each of 2000 and 2001 and $8.0 million in 2002. The revolving credit portion of the Credit Agreement will mature on June 30, 2002 and may be repaid and reborrowed from time to time. For a description of the Credit Agreement, see "Description of Credit Agreement." No principal payments are required on the Notes prior to their scheduled maturity.

  The Company's ability to make scheduled payments of principal of, or to pay interest on, or to refinance its indebtedness (including the Notes), depends on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond its control. Based upon the current level of operations and anticipated growth, management of the Company believes that cash flow from operations, together with available borrowings under the Credit Agreement, will be adequate to meet the Company's anticipated future requirements for capital expenditures and debt service. There can be no assurance that the Company's business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable the Company to service its indebtedness, including the Notes, or to make necessary capital expenditures.

EFFECTS OF THE ACQUISITION

  Following the Acquisition, the Company, in accordance with the purchase accounting rules under generally accepted accounting principles, adjusted to fair value the Company's assets and liabilities. On a pro forma basis, such adjustments would have resulted in incremental depreciation and amortization (excluding amortization of deferred financing fees) estimated to be $5.4 million in fiscal 1996, which would have the effect of increasing cost of sales and SG&A expenses. The Company will also adjust to fair value certain elements of inventory, which will reduce gross profit in the year of the Acquisition by the amount of the step-up in inventory. In addition, as part of the Acquisition, the Company incurred additional debt, which would have resulted in a net increase in cash interest expense in the amount of $14.9 million in fiscal 1996 on a pro forma basis. On a stand-alone basis, the Company estimates that it will incur approximately $1.5 million annually in additional general and administrative expenses, which includes an annual consulting fee payable to Quad-C of $350,000. These costs will replace the corporate general and administrative allocated costs previously allocated to it by C&A Products, which totalled $1.5 million in fiscal 1996. In addition, the Company has ceased to be a seller under the C&A Products Receivables Sale Agreement and thus will no longer incur losses on the sale of accounts receivable related thereto. See "Unaudited Pro Forma Financial Data." The purchase price allocation reflected in the pro forma financial data is based on preliminary estimates. The actual purchase accounting adjustments will finally be determined following the Acquisition and may vary from the amounts reflected in the "Unaudited Pro Forma Financial Data" included elsewhere herein.

EFFECTS OF INFLATION

  The impact of inflation on the Company's operations has not been significant in recent years. However, there can be no assurance that a high rate of inflation in the future would not have an adverse effect on the Company's operating results.

SEASONALITY

  The Company experiences seasonal fluctuations, with generally lower sales and gross profit in the first quarter of the fiscal year and higher sales and gross profit in the second quarter of the fiscal year. The seasonality of sales and profitability is primarily a result of disproportionately higher education segment sales during the summer months while schools generally are closed and floorcovering can be installed.

                              THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

  Pursuant to the Registration Rights Agreement by and among the Company and the Initial Purchaser, the Company has agreed (i) to file a registration statement with respect to an offer to exchange the Initial Notes for senior debt securities of the Company with terms substantially identical to the Initial Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions) within 60 days after the date of original issuance of the Initial Notes and (ii) to use best efforts to cause such registration statement to become effective under the Securities Act within 120 days after such issue date. In the event that applicable law or interpretations of the staff of the Commission do not permit the Company to file the registration statement containing this Prospectus or to effect the Exchange Offer, or if certain holders of the Initial Notes notify the Company that they are not permitted to participate in, or would not receive freely tradeable Exchange Notes pursuant to, the Exchange Offer, the Company will use its best efforts to cause to become effective the Shelf Registration Statement with respect to the resale of the Initial Notes and to keep the Shelf Registration Statement effective until three years after the original issuance of the Initial Notes. The interest rate on the Initial Notes is subject to increase under certain circumstances if the Company is not in compliance with its obligations under the Registration Rights Agreement. See "Initial Notes Registration Rights."

  Each holder of the Initial Notes who wishes to exchange such Initial Notes for Exchange Notes in the Exchange Offer will be required to make certain representations, including representations that (i) any Exchange Notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes and (iii) it is not an "affiliate," as defined in Rule 405 of the Securities Act, of the Company or, if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable. See "Initial Notes Registration Rights."

RESALE OF EXCHANGE NOTES

  Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that, except as described below, Exchange Notes issued pursuant to the Exchange Offer in exchange for Initial Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than a holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act; provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes. Any holder who tenders in the Exchange Offer with the intention or for the purpose of participating in a distribution of the Exchange Notes cannot rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Unless an exemption from registration is otherwise available, any such resale transaction should be covered by an effective registration statement containing the selling security holders information required by Item 507 of Regulation S-K under the Securities Act. This Prospectus may be used for an offer to resell, resale or other retransfer of Exchange Notes only as specifically set forth herein. Each broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept for exchange any and all Initial Notes properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of

Exchange Notes in exchange for each $1,000 principal amount of outstanding Initial Notes surrendered pursuant to the Exchange Offer. Initial Notes may be tendered only in integral multiples of $1,000.

  The form and terms of the Exchange Notes will be the same as the form and terms of the Initial Notes except the Exchange Notes will be registered under the Securities Act and hence will not bear legends restricting the transfer thereof. The Exchange Notes will evidence the same debt as the Initial Notes. The Exchange Notes will be issued under and entitled to the benefits of the Indenture, which also authorized the issuance of the Initial Notes, such that both series will be treated as a single class of debt securities under the Indenture.

  The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Initial Notes being tendered for exchange.

  As of the date of this Prospectus, $100 million aggregate principal amount of the Initial Notes are outstanding. This Prospectus, together with the Letter of Transmittal, is being sent to all registered holders of Initial Notes. There will be no fixed record date for determining registered holders of Initial Notes entitled to participate in the Exchange Offer.

  The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Exchange Act, and the rules and regulations of the Commission thereunder. Initial Notes which are not tendered for exchange in the Exchange Offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the Indenture and the Registration Rights Agreement.

  The Company shall be deemed to have accepted for exchange properly tendered Notes when, as and if the Company shall have given oral or written notice thereof to the Exchange Agent and complied with the provisions of Section 2 of the Registration Rights Agreement. The Exchange Agent will act as agent for the tendering holders for the purposes of receiving the Exchange Notes from the Company. The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Initial Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions specified below under "--Certain Conditions to the Exchange Offer."

  Holders who tender Initial Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Initial Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "--Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

  The term "Expiration Date," shall mean 5:00 p.m., New York City time on    ,
1997, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

  In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the registered holders of Initial Notes an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the then effective Expiration Date.

  The Company reserves the right, in its sole discretion, (i) to delay accepting for exchange any Initial Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "--Certain Conditions of the Exchange Offer" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of Initial Notes. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders, and the Company will extend the Exchange Offer, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such period.

INTEREST ON THE EXCHANGE NOTES

  The Exchange Notes will bear interest at the rate of 10% per annum from February 6, 1997, the date of issuance of the Initial Notes that are tendered in exchange for the Exchange Notes (or the most recent Interest Payment Date (as defined) to which interest on such Notes has been paid). Accordingly, Holders of Initial Notes that are accepted for exchange will not receive interest on the Initial Notes that is accrued but unpaid at the time of tender, but such interest will be payable on the first Interest Payment Date after the Expiration Date. Interest on the Exchange Notes will be payable semi-annually in arrears on each January 15 and July 15, commencing July 15, 1997.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

  Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange, or exchange any Exchange Notes for, any Initial Notes, and may terminate the Exchange Offer as provided herein before the acceptance of any Initial Notes for exchange, if:

    (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the Company's sole judgment, might materially impair the ability of the Company to proceed with the Exchange Offer; or

    (b) any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute, rule or regulation is interpreted by the staff of the Commission, which, in the Company's sole judgment, might materially impair the ability of the Company to proceed with the Exchange Offer; or

    (c) any governmental approval has not been obtained, which approval the Company shall, in its sole discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

  The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Initial Notes, by giving oral or written notice of such extension to the holders thereof. During any such extensions, all Initial Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Initial Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

  The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Initial Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified above. The Company will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the Initial Notes as promptly as practicable, such notice in the case of any extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

  The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

  In addition, the Company will not accept for exchange any Initial Notes tendered, and no Exchange Notes will be issued in exchange for any such Initial Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939 (the "TIA").

PROCEDURES FOR TENDERING

  Only a holder of Initial Notes may tender such Initial Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or facsimile thereof, have the signature thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. In addition, either (i) Initial Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of book-entry transfer (a "Book-Entry Confirmation") of such Initial Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below must be received by the Exchange Agent prior to the Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described below. To be tendered effectively, the Letter of Transmittal and other required documents must be received by the Exchange Agent at the address set forth below under "--Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date.

  The tender by a holder which is not withdrawn prior to the Expiration Date will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

  THE METHOD OF DELIVERY OF INITIAL NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR INITIAL NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

  Any beneficial owner whose Initial Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder of Initial Notes to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Initial Notes, either make appropriate arrangements to register ownership of the Initial Notes in such owner's name or obtain a properly completed bond power from the registered holder of Initial Notes. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

  Signatures on a Letter of Transmittal or a notice of withdrawal described below, as the case be, must be guaranteed by an Eligible Institution (as defined below) unless the Initial Notes tendered pursuant thereto are tendered
(i) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantor must be a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act which is a member of one of the recognized signature guarantee programs identified in the Letter of Transmittal (an "Eligible Institution").

  If the Letter of Transmittal is signed by a person other than the registered holder of any Initial Notes listed therein, such Initial Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Initial Notes with the signature thereon guaranteed by an Eligible Institution.

  If the Letter of Transmittal or any Initial Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

  All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Initial Notes and withdrawal of tendered Initial Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Initial Notes not properly tendered or any Initial Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Initial Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Initial Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Initial Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Initial Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Initial Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holder, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

  In all cases, issuance of Exchange Notes for Initial Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of Notes or a timely Book-Entry Confirmation of such Initial Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Initial Notes are not accepted for exchange for any reason set forth in the terms and conditions of the Exchange Offer or if Initial Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Initial Notes will be returned without expense to the tendering holder thereof (or, in the case of Initial Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such non-exchanged Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

  The Exchange Agent will make a request to establish an account with respect to the Initial Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Initial Notes by causing the Book-Entry Transfer Facility to transfer such Initial Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "--Exchange Agent" on or prior to the Expiration Date or, if the guaranteed delivery procedures described below are to be complied with, within the time period provided under such procedures. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

GUARANTEED DELIVERY PROCEDURES

  Holders who wish to tender their Initial Notes and (i) whose Initial Notes are not immediately available or (ii) who cannot deliver their Initial Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Dates, may effect a tender if:

    (a) The tender is made through an Eligible Institution;

    (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the registered number(s) of such Initial Notes and the principal amount of Initial Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three (3) New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the Initial Notes or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

    (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as all tendered Notes in proper form for transfer or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within three (3) New York Stock Exchange trading days after the Expiration Date.

  Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Initial Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

  Except as otherwise provided herein, tenders of Initial Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

  For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under "--Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Initial Notes to be withdrawn, identify the Initial Notes to be withdrawn (including the principal amount of such Initial Notes), and (where certificates for Initial Notes have been transmitted) specify the name in which such Initial Notes were registered, if different from that of the withdrawing holder. If certificates for Initial Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such holder is an Eligible Institution. If Initial Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Initial Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Initial Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Initial Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Initial Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Initial Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Initial Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Initial Notes may be retendered by following one of the procedures described under "--Procedures for Tendering" above at any time on or prior to the Expiration Date.

EXCHANGE AGENT

  IBJ Schroder Bank & Trust Company has been appointed as Exchange Agent of the Exchange Offer. Questions and request for assistance, request for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

                         For Information by Telephone:
                                (212) 858-2103

    By Registered or       By Facsimile Transmission      By Hand or Overnight
     Certified Mail:   (for Eligible Institutions only):    Delivery Service:

       P.O. Box 84              (212) 858-2611          One State Street New
  Bowling Green Station                                 York, New York 10004
   New York, New York      (Facsimile Confirmation):      Attn: Securities
       10274-0084               (212) 858-2103           Processing Window,
  Attn: Reorganization                                  Subcellar One (SC-1)
  Operations Department


FEES AND EXPENSES

  The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates.

  The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to broker-dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

  The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include registration fees, fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, and related fees and expenses.

TRANSFER TAXES

  The Company will pay all transfer taxes, if any, applicable to the exchange of Notes pursuant to the Exchange Offer. If, however, certificates representing Initial Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of Notes tendered, or if tendered Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

  Holders of Initial Notes who do not exchange their Initial Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Initial Notes, as set forth (i) in the legend thereon as a consequence of the issuance of the Initial Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws and
(ii) otherwise set forth under "Transfer Restrictions" in the Offering Memorandum dated January 29, 1997 distributed in connection with the Initial Offering. In general, the Initial Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Initial Notes under the Securities Act. Based on interpretations by the staff of the Commission, Exchange Notes issued pursuant to the Exchange Offer may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired pursuant to the Exchange Offer. Any holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. In addition, to comply with the securities laws of certain jurisdictions, if applicable, the Exchange Notes may not be offered or sold unless they have been registered or such securities laws have been complied with. The Company has agreed, pursuant to the Registration Rights Agreement and subject to certain specified limitations therein, to register or qualify the Exchange Notes for offer or sale under the securities or blue sky laws of such jurisdictions as any holder of the Exchange Notes reasonably requests in writing.

                                   BUSINESS

GENERAL

  The Company is the leading manufacturer of vinyl-backed commercial floorcovering in the United States, with the number one market position in six-foot roll carpet and the number three market position in modular carpet tile. The Company markets its products to a wide variety of commercial end-markets, including corporate office space, retail stores and education, health care and government facilities. The Company differentiates itself through (i) superior product features such as durability, long-term appearance retention and its patented Powerbond RS "peel and stick" installation system, (ii) exceptional customer-focused services, including the Company's Source One program, which offers customers a complete turn-key package of floorcovering supply and installation for single-site and multiple-site projects, (iii) leading design capability and (iv) environmental leadership, including an advanced recycling program which converts plant scrap and reclaimed post-consumer, vinyl-backed carpeting into backing for certain of its carpet products and other commercial uses, such as industrial block flooring. In the fiscal year ended January 25, 1997, the Company generated net sales and pro forma EBITDA of $136.1 million and $27.3 million, respectively.

  The U.S. commercial carpet market, which is comprised of the specified and non-specified segments, is estimated by management to have generated sales of approximately $3.1 billion in 1995, having grown at a CAGR of approximately 4.4% since 1990. The specified commercial market, which represents approximately $1.8 billion of the total U.S. commercial carpet market, is differentiated from the non-specified market, in that products are specified by architects, designers and owners rather than being purchased off the shelf. While competition in the non-specified market is based largely on price, the key differentiating factors in the specified market are product durability, appearance retention, product design and service, as well as price.

  Within the specified commercial market, the Company competes in the six-foot roll and modular carpet tile segments, which combined accounted for an estimated $510 million of industry sales in 1995. The Company's focus on these niche products provides a competitive advantage as these products tend to have proprietary specifications and generally cannot be produced on standard broadloom carpet manufacturing equipment utilized by the majority of manufacturers in the carpet industry. Management believes the exceptional performance and unique installation characteristics of the Company's products provide a superior long-term investment for end-users relative to both broadloom carpet, which requires more frequent replacement and higher maintenance costs, and hard surface flooring products, which lack the aesthetics and comfort under foot of carpet. The Company believes it has a reputation for outstanding product quality and innovative, problem-solving products. As a result, the Company historically has been able to achieve sales growth in excess of that in the general commercial carpet industry. The Company's net sales have grown, without the benefit of acquisitions, from $75.3 million in 1991 to $136.1 million in 1996, representing a CAGR of 12.6%.

  The Company has successfully reduced manufacturing costs without sacrificing the Company's proprietary product qualities. Further, the Company's commitment to employee involvement in the manufacturing process and quality training programs throughout the organization have led to significant reductions in scrap rates and non-conformance costs as well as improved product quality. These factors have contributed to the improvement in the Company's EBITDA margins from 13.0% in 1991 to 20.0% (on a pro forma basis) in 1996. During this time, EBITDA grew from $9.8 million to $27.3 million (on a pro forma basis), representing a CAGR of 22.7%.

  The Company believes that the diversity of its end-markets provides significant stability to its revenue base. The Company's focus on market segments which are characterized by high renovation rates, as opposed to new construction, reduces its exposure to economic fluctuations. Historically, renovation activity has been significantly less cyclical than new construction. Management estimates that approximately 75% of the Company's sales are related to renovation projects, and approximately 25% are attributable to new construction. As a result, sales of the Company's products have increased steadily despite the volatility in new commercial construction since 1990.

OPERATING STRATEGY

  The Company has grown sales and EBITDA through a focused marketing and sales strategy combined with cost management programs. Set forth below are the components of the Company's operating strategy:

SPECIFIED COMMERCIAL MARKET FOCUS

  The Company will continue to focus on niche segments of the specified commercial market where sales are driven primarily by distinctive product features and performance characteristics rather than price. The Company's products are manufactured in response to customer orders rather than mass produced for inventory. The specified market tends to be more driven by total product value including performance, durability, aesthetics, customer-focused services and ease of maintenance and installation when compared with more price-sensitive, non-specified segments of the commercial carpet industry. Management believes that the Company has a significant opportunity to convert users of traditional broadloom carpet and hard surface flooring to its niche vinyl-backed floorcovering product. The specified commercial broadloom market and the commercial hard surface flooring markets represented approximately $1.3 billion and $1.6 billion, respectively, of sales in 1995.

DIVERSIFIED END-MARKETS

  The Company's sales and marketing strategy focuses on diversified end-markets (corporate office space, retail stores and education, health care and government facilities) in order to maximize its sales opportunities and to continue to minimize the effects of cyclicality in the carpet industry. During the most recent downturn in commercial construction between 1990 and 1993, in which new construction declined at a compounded rate of approximately 4% per annum, net sales of the Company's six-foot and tile products grew at a CAGR of 5.6%. New construction spending in the education, health care and government sectors (which sectors accounted for over 60% of the Company's 1995 and 1996 domestic carpet sales) steadily increased each year between 1990 and 1995, while new construction in the corporate office space, retail stores and lodging segments has been cyclical over the same period.

PRODUCT INNOVATION

  Management believes the Company has developed a substantial competitive advantage within its niche market segments through the continuous development of products desired by end-users. The Company's Powerbond RS technology provides customers with enhanced durability and performance, and low cost installation and maintenance. Under the recently launched Infinity Initiative program, management believes that the Company is the only manufacturer to recycle reclaimed post-consumer, vinyl-backed floorcovering into backing for commercial carpet products. Capitalizing on Powerbond(R)'s unique seam welding capabilities, the Company's Imaginations program offers the design flexibility to create customized, dramatic visual effects. The Company's recently introduced Jhane Barnes collection combines the internationally-known designer's signature style with the industry's first computer-aided design capability that will enable architects and designers to customize pattern configurations for printed modular carpet tile. The Company intends to continue developing innovative, value-added products which contribute to the Company's growth in revenues and profitability.

COST REDUCTION

  The Company will seek to reduce costs by monitoring and controlling its manufacturing and administrative expenses. The Company continually tracks its cost of non-conformance ("CONC"), which includes price discounts, product returns and allowances. From 1991 to 1996, the Company reduced CONC by approximately 18%, while net sales grew by approximately 81%. Supplementing its efforts to reduce CONC, the Company has implemented an aggressive cost improvement program, which targets specific initiatives to achieve cost reductions throughout the organization. During 1996, the Company realized $1.2 million in cost savings, which on an annualized basis represents approximately $2 million in cost savings. For fiscal 1997, the Company has targeted an additional $2 million in annualized cost reductions. In addition, the Company has completed a $13 million manufacturing modernization program which management believes, in conjunction with the Company's extensive employee training, will result in continued material yield and labor productivity improvements.

STRATEGIC ALLIANCES AND ACQUISITIONS

  The commercial carpet industry remains highly fragmented, with many specialized manufacturers serving numerous market segments. The Company intends to pursue domestic and international alliances and acquisitions that would add new product lines, enhance penetration of end-markets or allow entry into new geographic markets.

INDUSTRY OVERVIEW

  The domestic floorcoverings industry is comprised of several product types designed for both commercial and residential end-uses. Management believes total 1995 sales in the U.S. floorcovering industry approximated $14.5 billion. Total sales within the floorcovering market can be segmented into several categories: (i) carpet and area rugs, which accounted for 68.3% or $9.9 billion of sales, (ii) resilient sheet, tile and rubber products, which accounted for 15.9% or $2.3 billion of sales, (iii) ceramic floor and wall tile products, which accounted for 9.0% or $1.3 billion of sales, and (iv) hardwood flooring products, which accounted for 6.6% or $951.3 million of sales.

  Of the $9.9 billion of domestic carpet sales in 1995, management believes that 68.7% or $6.8 billion of sales were made to the residential sector and 31.3% or $3.1 billion of sales were made to commercial end-users. Commercial carpet is manufactured in two basic forms, roll products and modular carpet tile. Roll carpet products are manufactured in one of two principal types: conventional twelve-foot broadloom carpet or six-foot roll carpet.

  The general commercial carpet market can be further divided into two segments related to their distribution characteristics: the estimated $1.3 billion non-specified commercial segment and the estimated $1.8 billion specified commercial segment. The $1.3 billion non-specified segment of the commercial market is characterized by off the shelf sales with product selection determined primarily by price, style and availability within the dealer network. Non-specified sales tend to be smaller one-time transactions for commodity products, which are purchased through independent dealers. The $1.8 billion specified segment of the commercial carpet market is characterized by demanding, high traffic product applications and unique specifications typically written by facility owners, professional architects or designers. As a result, end-users in this segment tend to be more sophisticated and quality-conscious in the product selection process, and therefore require more extensive service and responsiveness from the supplier. Management estimates that broadloom, six-foot roll goods and modular carpet tile accounted for approximately $1.3 billion, $210 million and $300 million, respectively, of 1995 specified commercial carpet market sales.

  Historically, six-foot roll goods were primarily used in the education and health care markets. These products in recent years have been accepted in new market segments such as corporate office space, where handling and transport of twelve-foot broadloom is not always practical or feasible, and retail stores and public spaces (such as airports) where comfort under foot and durability are important criteria.

  Modular carpet tile is offered in a variety of sizes to accommodate the full range of domestic and international requirements. Because of its flexibility within open office landscape systems, the primary uses of modular carpet tile are for the corporate office space and government markets. Office systems are often reconfigured to react to ever-changing office dynamics. For example, modular carpet tile is particularly well-suited to the use of raised floor systems in which continual access to underfloor power systems is required. Tiles are simply removed to reveal the access panel and replaced when work is completed. Broadloom carpet cannot withstand this activity as it must be cut open and cannot adequately be repaired.

  In general, the domestic carpet industry can be characterized as a cyclical business with revenues directly related to swings in the economic cycle, and specifically, to the economic vitality of both residential and commercial new construction. During the 1991 economic recession, the domestic carpet industry declined by approximately 8%. During the recent period of economic expansion, the domestic carpet industry grew at a CAGR of approximately 6% from 1991 to 1995. Despite the cyclicality of the domestic carpet industry, the CAGR for the period from 1990 to 1995 was approximately 3%.

  The Company estimates that from 1991 to 1995, sales in the six-foot roll goods segment grew at a CAGR of approximately 34% and sales in the modular carpet tile segment declined at a CAGR of approximately 4%. Management believes that the growth in six-foot comes largely at the expense of broadloom carpet and hard surface floors. Management believes that the decline in the sales of modular carpet tile since 1991 is partially due to the contraction of the corporate office space market. The Company believes that within the commercial floorcovering market, the demand for six-foot roll goods and modular carpet tile will increase (i) as more end-users recognize the advantages of vinyl-backed products, including durability and design flexibility, and (ii) as corporate office demand continues to recover.

SALES, MARKETING AND DISTRIBUTION

  Sales. In 1993, the Company implemented a highly focused sales and marketing strategy, under which each account manager targets specific market segments within a particular geographic area. Prior to that time, the Company's account managers, as is typical in the floorcovering industry, were assigned as generalists covering all end-markets within a particular geographic area. Management believes that this generalist strategy results in limited market coverage, inadequate customer and product expertise within the sales force and lower levels of customer service. The Company believes that each market segment (corporate office space, retail stores and education, health care and government facilities) has specific product, service, performance, aesthetics, distribution and budgetary requirements and that purchasing decisions are unique to each segment. The Company's segmentation strategy allows the account managers to develop specific expertise in a particular market segment, which management believes results in higher customer service levels and more comprehensive market coverage and increased sales productivity over time.

  The majority of the Company's sales are specified by the facility owner, whose purchasing decision frequently is influenced by interior designers and architects. Since each market has distinct performance, design and installation requirements, the Company's account managers focus on educating the facility owners and their design professionals on (i) the technical specifications and proprietary advantages of its products, (ii) the Company's unique design capabilities for specific market segments, (iii) the Company's dedication to responsive delivery of customer service and (iv) the Company's environmental initiatives. Management believes this end market-oriented strategy has resulted in an improvement in service and greater sales.

  Management implemented the segmentation strategy to achieve comprehensive market coverage of the nation's leading markets. The Company has eight domestic sales offices, each directed by a regional manager. The size of the Company's sales organization has nearly doubled since the implementation of the segmentation strategy in 1993 from 45 account managers and 7 regional managers to 82 account managers and 10 regional managers currently. Historically, the productivity of the sales force has increased significantly with experience. During 1995, the Company's account managers with four or more years of experience produced an average of approximately 80% more in sales than did the Company's account managers with three or fewer years of experience. Management believes this increased sales productivity is the result of (i) increased awareness of individual market requirements, (ii) improved product knowledge, (iii) enhanced customer service and (iv) increased customer trust and reliance. The Company believes that a maturing sales force, coupled with low employee turnover, will lead to increased sales productivity.

  Marketing. As part of the segmentation strategy, each market segment has a dedicated in-house marketing director responsible for the identification of market opportunities, communications and program implementation. Marketing personnel provide account managers with important market information, including demographic profiles, competitive analyses, and merchandising support in the form of brochures, advertising and videos. The marketing group also provides specific input into product development for each market segment. The Company recently hired a three-person, in-house design team dedicated to developing new, innovative designs for each of the Company's primary end-markets:

  Corporate Office Space. The corporate office space market involves project-oriented work and/or multi-site purchasing agreements. Management has focused on projects where the Company tends to excel on the basis of product performance, customer service and lower life cycle cost rather than pricing. As part of its strategy to increase penetration of this market, the Company recently implemented a national accounts program that targets the country's largest corporations.

  Education. The education market has been a primary focus for the Company since the development of Powerbond(R) in 1967. Powerbond(R)'s long-term appearance retention characteristics have been the principal factor behind the Company's success in this segment. Customers in the education segment tend to be particularly sensitive to durability, longevity and ongoing maintenance costs. Historically, the Company has focused on the kindergarten through twelfth grade market. Powerbond(R) in many of these installations has been in use for more than 20 years. The Company aggressively uses this track record in its marketing to potential customers.

  Health Care. Powerbond RS is particularly well-suited to the health care market because of its moisture impermeability and quick, safe installation. Powerbond RS, which is installed without wet adhesives, facilitates use immediately following installation, a critical concern within the health care market. With the growth and consolidation of national health care organizations, the Company's Source One program, providing project management services and single source responsibility, is well-suited to serve this market. The Company has sales agreements with three of the nation's largest health care organizations.

  Government. The Company sells to federal, state and local governments. The Company is a supplier to the federal government's purchasing arm, the General Services Administration, which establishes product categories and related minimum product specifications for various budget levels and aesthetic requirements. State and local governments purchase floorcovering products independently through contracts with approved suppliers. The Company is currently an approved supplier to several states and municipalities. Management believes that its success in the government market is due in part to the Company's environmental initiatives, including both the Powerbond RS "peel and stick" backing system, and its recently-introduced recycled content product offerings.

  Retail Stores. Retail store planning is the Company's newest market segment with a focus on major retail chains which have the potential for large, nationwide volumes. A significant portion of these sales flow directly through the Company's Source One program. The Company's "on time every time" installation commitments and Powerbond RS' ease of installation are critical to meet short construction schedules and to minimize business interruption and loss of revenues in the retail sector.

  International Markets. The Company established its first international sales office in 1989 in the United Kingdom and currently distributes throughout South East Asia, China, Korea, Taiwan and North and South America. In 1996, the Company was awarded the primary contract for the Kuala Lumpur City Centre in Malaysia (upon its completion, the tallest building in the world). While sales to international customers constituted less than 10% of the Company's revenues during 1996, management believes the international market represents an opportunity for incremental sales growth. The Company plans to add distributors and dedicated sales personnel in international markets.

  Distribution. The Company's products are sold and distributed through three primary channels: direct to end-user, Source One and through dealers. Although a majority of the Company's invoicing is through dealers, the Company's primary marketing efforts are focused on the end-user and professional designers and architects who create specifications for its products. The Company operates with a flexible distribution philosophy to meet the needs of the customer. These channels are outlined below:

  Direct. Direct distribution allows end-users to purchase floorcovering directly from the Company. The Company's account managers work directly with the customer to educate and make recommendations for the selection and specification of the right product for the particular application. The customer is responsible for project management and installation.

  Source One. Introduced in late 1992, the Company's in-house project management department provides the first single-source coordination and turn-key project management service offered by a floorcovering manufacturer. The department was established to provide a "one phone call," "single-source" project management service to meet the specific needs of the Company's customer base. The service includes facility measurement, project coordination, order entry, delivery and installation of a wide range of interior finishes, including the Company's products. Installation is provided by approximately 900 Company-certified installers throughout the nation.

  Dealer. The carpet industry traditionally has sold products to customers through local dealers, who typically broker products from manufacturers and subcontract installation through local installers. Many of the Company's customers request that the product be delivered through a local dealer who provides a range of project management services, including carpet removal, staging and installation.

PRODUCTS AND PRODUCT FEATURES

  The Company's products are available in a wide variety of textures, densities, colors and patterns designed to meet both the performance and aesthetic requirements of a broad spectrum of commercial end-users. The product offerings are available in both six-foot roll and modular carpet tile, which enables the Company to market an integrated system of product solutions to address the specific requirements of end-users. Each of these products offers distinctive characteristics for use and application. Management believes that the ability to offer both systematically is a distinct competitive advantage since each product provides unique features and benefits as follows:

  Products

  Six-Foot Roll Goods. The Company is the leading U.S. manufacturer of six-foot roll products, which provide performance advantages over twelve-foot broadloom and hard surface flooring. All of the Company's six-foot products utilize the proprietary Powerbond(R) backing technology which it pioneered in 1967. Management believes this cushion system and the patented RS technology enhancement give the Company a sustainable competitive advantage. In addition to superior performance characteristics, the six-foot roll product provides handling and transport advantages over twelve-foot rolls as well as cost advantages over modular carpet tiles. Sales of six-foot roll goods increased at a CAGR of approximately 17% from 1991 to 1996. Management estimates the Company's 1995 market share at approximately 36% of the specified commercial segment's $210 million domestic market for six-foot roll goods.

  Modular Carpet Tile. The Company was the first manufacturer in the U.S. to introduce vinyl-backed modular carpet tile technology in 1969 and today is the third largest domestic producer. The Company recently introduced a tile product utilizing the Powerbond(R) cushion technology, which provides the end-user with improved durability and an extended life cycle as compared to competitive non-cushioned tile products. The Company's sales of modular carpet tile have increased at a CAGR of approximately 7% from 1991 to 1996. Management estimates the Company's 1995 market share at approximately 12% of the specified commercial segment's $300 million domestic market for modular carpet tile. The Company's modular carpet tile system is specifically engineered to have a monolithic appearance on the floor and is marketed as the most seamless tile in the industry. It is often difficult to discern whether an installation is tile or roll goods because of the product's unique seamability. The Company's modular carpet tile products are offered in a variety of sizes to accommodate a range of domestic and international requirements.

  Product Features

  Powerbond(R). In 1967, the Company introduced Powerbond(R), the industry's first cushioned vinyl backing system. This closed-cell backing technology is moisture impermeable, exhibits superior durability, seamability and cleaning characteristics, and provides comfort under foot, thereby combining the best attributes of both hard surface and carpet floorcoverings. Powerbond(R) eliminates problems associated with traditional broadloom carpet, including delamination (separation of carpet backing), zippering and unraveling. In addition, these products are installed using chemically-welded seams rather than conventional glued seams to provide a homogeneous, impermeable moisture barrier (particularly important to health care facilities), so that fluid spills and soil are isolated at the surface where they can easily be removed. Other Powerbond(R) features include its ease of repair, long-term appearance retention, a 50% to 100% longer life cycle than conventional broadloom and 15 to 20 year non-prorated warranties against delamination, edge ravel, zippering, loss of cushion resiliency and watermarking. The incidence of warranty claims has been rare and several of the Company's customers have had Powerbond(R) in use for over 20 years.

  Powerbond RS. In 1988, the Company introduced its RS technology, a patented pre-applied "peel and stick" adhesive system for both six-foot roll products and modular carpet tile. The RS technology enables products to be bonded to a surface without the use of wet adhesives thus minimizing disruption to end-users during the installation process. Conventional installations with wet adhesives normally require significant downtime for the adhesive to cure prior to installation. The RS technology also addresses carpet-related indoor air quality concerns by eliminating the fumes typically associated with wet adhesives. The RS technology is widely accepted by customers as a value-added feature since minimizing or eliminating operational downtime is critical in many end-markets such as health care and government facilities and retail stores. The Company's patent on the RS technology expires in 2008.

  Infinity Initiative. In order to address increasing environmental concerns regarding solid waste disposal, sustainable design and resource utilization, the Company recently introduced a closed-loop recycling program in which plant scrap and reclaimed post-consumer, vinyl-backed floorcovering material is recycled into the backing for its carpet tile or converted into other value-added products. The Company is the only floorcovering manufacturer to have a fully-operational commercial recycling program of this type. Management believes that offering a proprietary product with recycled content will give it a competitive advantage, particularly in the government and corporate office space markets, as well as with architects and designers.

  Imaginations. Capitalizing on the unique seam welding capabilities of Powerbond(R), the Company's Imaginations program offers substantial design flexibility to create dramatic inlaid visual effects with the Company's six-foot roll products. This capability has been particularly successful within the education segment where the Company has created maps, geometric shapes and a learning circle used for teaching the alphabet, counting, colors and telling time. The Company has also developed custom designs for the retail market segment, such as college logos for campus book stores.

  Symtex. The Company's Symtex technology, developed in 1986, uses micro-shearing to replicate the plush appearance of cut pile carpet (which is constructed from a collection of yarn columns rather than loops) with loop construction. Symtex eliminates the problems typically associated with cut pile carpet such as crushing, watermarking, pilling (shedding), fuzzing and shading.

ENVIRONMENTAL INITIATIVES

  The Company is committed to environmental initiatives throughout the organization, which include vendor sourcing, product design, manufacturing and recycling. As a result, the Company is a leader in environmental solutions, and has received numerous awards for environmental stewardship. This leadership began with the introduction of Powerbond RS in 1988, which eliminates conventional wet adhesives and related volatile organic compound fumes which have been associated with indoor air quality problems.

  The Company is the first floorcovering manufacturer to implement a fully-operational, commercial recycling program. Under the Infinity Initiative program, the Company recycles reclaimed post-consumer, vinyl-backed carpet products into backing for certain of its carpet products and other uses, such as industrial block flooring. Management believes that the recycling capability provides the Company a significant competitive advantage in the market, and will also reduce manufacturing costs. With a focus on recycling, the Company was able to reduce its landfill use by approximately 72% between 1990 and 1996.

PRODUCT DEVELOPMENT AND DESIGN

  Leadership in product development and design is important in the commercial floorcovering marketplace as designers and customers seek up-to-date product aesthetics. Management believes that the ability of its creative and technical professionals to consistently introduce new designs and styles, coupled with the technical strength of the Company's products, provides it with a key competitive advantage. The Company develops specific products tailored to the requirements of different market segments, unlike many of its competitors which manufacture standard products that serve a wide cross-section of markets. This process begins with feedback from leading designers and customers in each segment relating to product features such as color, texture and pattern. This process is vital as the product/styling needs may be very different for each segment. The Company's Product Development Group is highly integrated with its sales organization and customer base, which increases the effectiveness of the product development process.

  In the development of each new style, the Company implements a process of quality assurance called "fabric adoption." Through this process, the Company evaluates each style and color for seamability, color mix, overall aesthetics and manufacturing feasibility. This process increases customer satisfaction and lowers off-quality costs. The Company offers 52 standard styles in approximately 1,000 colors and has been recognized for its design leadership by many outside organizations, including the Institute for Business Designers
(IBD), the American Society of Interior Designers (ASID), the International Interior Design Association (IIDA) and DuPont's Annual Design Award.

  Approximately 30% of the Company's sales involve custom colors or designs which require accurate interpretation of customer needs and timely conversion into a sample fabric. The Company has dedicated sample equipment which facilitates quick turnaround of custom design requests, and management believes that its custom design capability is a competitive advantage, particularly in the corporate office market.

  The Company's recently introduced Jhane Barnes collection combines the internationally-known designer's signature style with the industry's first interactive design tool allowing designers to individually customize pattern configurations for printed modular carpet tile. It is expected that Jhane Barnes will enhance the Company's visibility in the corporate design community.

COMPETITION

  The commercial floorcovering industry is highly competitive. The Company competes with other manufacturers of vinyl-backed carpet, as well as manufacturers of twelve-foot broadloom carpet and other types of commercial floorcovering. Although the industry recently has experienced consolidation, a large number of manufacturers remain. Management believes that the Company is the largest manufacturer of six-foot roll goods in the U.S., with a market share over three times that of its nearest competitor, and is the third largest manufacturer of modular carpet tile in the U.S. While no company focuses solely on the same products as the Company, a number of the Company's domestic and foreign competitors manufacture six-foot roll goods and modular carpet tile as one segment of their business. Certain of these competitors have greater financial resources than the Company.

  The Company believes the principal competitive factors in its primary floorcovering markets are performance, durability, service, style and price. In the specified commercial market, six-foot roll goods and modular carpet tile compete with various floorcoverings, of which broadloom carpet has the largest market share. The performance, durability, customer service, and ease of installation and maintenance of the Company's six-foot roll goods and modular carpet tile are its principal competitive advantages.

  Some of the Company's major competitors have significantly higher commercial carpet sales than the Company since broadloom carpet products comprise the majority of their sales. The market for commercial broadloom products is substantially larger than the commercial vinyl-backed carpet market in which the Company specializes. In addition, unlike some larger industry participants, the Company has not made any acquisitions.

  Historically, the vast majority of the commercial carpet industry's sales has been through independent carpet dealers. Recently, two of the Company's competitors and DuPont, the Company's principal raw material supplier, each initiated a strategy of purchasing or forming alliances with selected carpet dealers primarily in large metropolitan markets. See "Risk Factors-- Competition."

MANUFACTURING AND FACILITIES

  The Company owns manufacturing facilities in Dalton, Georgia, located approximately 70 miles north of Atlanta. These facilities consist of (i) a yarn processing plant with carpet dyeing capabilities, (ii) a carpet tufting plant, (iii) a carpet finishing and tile cutting plant (which includes printing and recycling operations) and (iv) a customer service center and distribution warehouse. The Company is geographically well-positioned to attract and maintain an experienced workforce and a knowledgeable supplier base with several of the carpet industry's major manufacturers located in the Dalton and greater Atlanta area. In addition to the four Dalton facilities, the Company leases eight sales and service facilities and one warehouse in the U.S. and one sales and service facility in the U.K.

  The Company has completed a $13 million expansion and modernization program, including (i) the replacement of two-thirds of all existing tufting equipment with new high speed machines, (ii) the replacement of all warping equipment,
(iii) the installation of a second vinyl production line, which doubled the Company's finishing capacity and (iv) a 60,000 square foot building expansion of the finishing plant. Management believes its manufacturing capacity is sufficient to meet the Company's requirements for the foreseeable future.

  Management believes that employee involvement is a significant factor in the Company's increased profitability. Management initiated a Company-wide system of measuring and improving manufacturing quality in 1989. This system includes extensive training, the establishment of quality checkpoints during the manufacturing process and the formation of quality leadership and improvement teams. Various quality measurements are taken each month and displayed graphically in each plant so that employees can track progress; results are reviewed each month in planning meetings involving all employees. An employee suggestion system called Opportunity For Involvement was implemented in 1991 to provide a vehicle for suggestions related to product quality, employee safety, manufacturing costs and workplace environment. Since the program's inception, over 4,200 suggestions have been received with over 3,500 suggestions implemented.

  The following table summarizes the Company's manufacturing, distribution and sales facilities:

                                                                   APPROXIMATE
LOCATION                   OPERATION                  OWNED/LEASED SQUARE FEET
--------                   ---------                  ------------ -----------
Dalton, Georgia........... Distribution Warehouse        Owned       133,200
                           Sales Service Office
                           Finance and Administration
Dalton, Georgia........... Yarn Plant                    Owned       161,500
                           Carpet Dyeing
Dalton, Georgia........... Tufting                       Owned       110,000
                           Corporate Offices
Dalton, Georgia........... Six-Foot Finishing            Owned       187,400
                           Tile Finishing
                           Tile Printing
                           Recycling
Dalton, Georgia........... Warehouse                     Leased       46,200
Atlanta, Georgia.......... Sales / Showroom              Leased        1,815
Chicago, Illinois......... Sales / Showroom              Leased        5,498
Dallas, Texas............. Sales / Showroom              Leased        1,960
Denver, Colorado.......... Sales / Showroom              Leased        1,318
Fairfax, Virginia......... Sales / Showroom              Leased        1,783
Newport Beach,             Sales / Showroom              Leased        1,600
 California...............
New York, New York........ Sales / Showroom              Leased        5,000
San Francisco,             Sales / Showroom              Leased          140
 California...............
Milton Keynes, United      Sales / Showroom              Leased        5,500
 Kingdom..................

BACKLOG

  The Company's backlog was $14.8 million at January 25, 1997, as compared to $9.3 million at January 27, 1996. The Company believes that all of these orders will be shipped in fiscal 1997.

RAW MATERIALS

  The manufacturing of carpet involves the purchasing or manufacturing of yarn, which comprises about one-third of the carpet's typical cost structure and in excess of 50% of total raw material costs. The Company uses DuPont 6,6 continuous filament yarn for all of its products. Yarn is either purchased directly from DuPont to be processed through the yarn and dye plant in Dalton or from outside yarn processors who process DuPont yarn prior to delivery. Approximately 50% of the Company's yarn requirements are processed in-house. Other significant raw materials used by the Company in its manufacturing process include coater materials, such as vinyl resins, and primary backing. See "Risk Factors--Reliance on Petroleum-Based Raw Materials; Reliance on Principal Supplier."

  The Company has never experienced a problem sourcing nylon, processed yarn or any other raw material used in the manufacture of carpet from its suppliers and does not anticipate any difficulties in sourcing these raw materials in the future.

PATENTS AND TRADEMARKS

  The Company owns numerous patents in the United States including its Powerbond RS patent which expires in 2008. The Company considers its know-how and technology more important to its current business than patents and, accordingly, believes that expiration of existing patents or nonissuance of patents under pending applications would not have a material adverse effect on its operations. However, the Company maintains an active patent and trade secret program in order to protect its proprietary technology, know-how and trade secrets. The Company also owns numerous registered trademarks in the United States, including Powerbond(R).

EMPLOYEES

  At January 25, 1997, the Company had a total of 715 employees of which 441 were hourly and 274 salaried. The Company has experienced no work stoppages and believes that its employee relations are good. All of the Company's employees are non-union. Management is not aware of any discussions or attempts to organize the workforce within any of the Company's facilities.

  The Company has made a significant investment in its employees. In addition to ongoing quality training seminars, the Company also offers General Equivalency Diploma (GED) tutoring and a college tuition refund program. Management believes the Company's employee turnover and absentee rates are low compared to its competitors. Benchmarking surveys of quality performance and monthly meetings of employees to share manufacturing initiatives and ideas are reflective of a motivated workforce and a unique partnership culture within the Company. A 1994 survey completed by Scarlett & Associates awarded the Company the "High Morale Work Group" award for attaining the highest morale index among the 150 companies or divisions surveyed across 1,000 different textile and textile-related work sites.

LITIGATION

  The Company from time to time is subject to claims and suits arising in the ordinary course of business, including workers' compensation and product liability claims which may or may not be covered by insurance. It is the opinion of management that the various asserted claims and litigation in which the Company is currently involved will not have a material adverse effect on its financial position.

  The Company is a party in several cases involving the use by the Company of a plasticizer purchased by the Company for use in the manufacture of vinyl backing for carpet tiles between 1990 and 1993 and claims for personal injury allegedly resulting from the use of a floorcovering product which the Company ceased to sell after April 1996. The Company also is a party to an arbitration proceeding brought by a former sales agent who alleges that he was wrongfully terminated. Pursuant to the Acquisition Agreement, the Seller and C&A Products indemnified the Company against liabilities in connection with the proceedings described in the preceding sentences of this paragraph, assumed the defense of such litigation and retained the rights to all recoveries relating thereto.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth the name, age and position of each director or executive officer of the Company. The directors of the Company are also the directors of Holdings. Each director of the Company will hold office until the next annual meeting of shareholders of the Company or until his successor has been elected and qualified. Officers of the Company are elected by the Board of Directors of the Company and serve at the discretion of the Board of Directors.

NAME                        AGE POSITIONS
----                        --- ---------
Edgar M. Bridger........... 45  President, Chief Executive Officer and Director
Lee H. Schilling........... 55  Senior Vice President of Marketing & Sales
Darrel V. McCay............ 36  Chief Financial Officer
Jeffrey Raabe.............. 35  Vice President of Sales
Wallace J. Hammel.......... 50  Vice President of Manufacturing
Henry L. Millsaps, Jr...... 41  Vice President of Human Resources
Terrence D. Daniels........ 53  Chairman of the Board
Gary A. Binning............ 36  Director
Stephen M. Burns........... 35  Director
Stephen Eisenstein......... 35  Director
J. Hunter Reichert......... 30  Director
R. Ted Weschler............ 35  Director

  Edgar M. (Mac) Bridger, President, Chief Executive Officer and Director, joined the Company in 1987 as the Midwest District Manager. Prior to being appointed President and Chief Executive Officer in December 1993, he served as the Company's Vice President of Sales and as National Sales Manager.

  Lee H. Schilling, Senior Vice President of Marketing & Sales, joined the Company in 1985 as National Sales Manager. In 1987, he was promoted to Vice President of Marketing & Sales, and in December 1993 he was promoted to his present position.

  Darrel V. McCay, Chief Financial Officer, joined the Company in March 1989 as Division Controller and became Vice President of Administration & Control in August 1994. Mr. McCay was appointed Chief Financial Officer following the Acquisition.

  Jeffrey Raabe, Vice President of Sales, joined the Company in 1990 as a Contract Specialist in Atlanta, Georgia. Prior to being promoted to his present position with the Company in February 1996, he served as the Southeast District Sales Manager and Director of North American Sales.

  Wallace J. Hammel, Vice President of Manufacturing, joined the Company in March 1983 as Finishing Manager. Mr. Hammel served as Director of Customer Service and Claims from July 1991 through April 1994 when he assumed his present position.

  Henry L. Millsaps, Jr., Vice President of Human Resources, joined the Company in 1980. Mr. Millsaps was Human Resource Director from March 1988 until 1995, when he was promoted to his present position.

  Terrence D. Daniels, Chairman of the Board, has served as a director and as Chairman of the Board of Holdings since 1996 and became the Chairman of the Board of Directors of the Company upon consummation of the Acquisition. Since 1990, Mr. Daniels has been President of Quad-C. During 1989 and prior thereto, Mr. Daniels was a Vice Chairman and director of W.R. Grace & Co. with responsibility for the Specialty Chemical, Health Care, Natural Resource, Restaurant, Retail and Corporate Technical groups. Mr. Daniels is also a director of DSG International Ltd., Eskimo Pie Corporation, IGI, Inc., Stimsonite Corporation and several privately-held corporations.

  Gary A. Binning, Director, has served as a director and as a Vice President of Holdings since 1996 and became a director of the Company upon consummation of the Acquisition. Since 1992, Mr. Binning has been employed by Banque Paribas where he is currently a Partner with Paribas Principal Partners and an officer and director of Paribas Principal Inc. Mr. Binning is also a director of several privately-held corporations.

  Stephen M. Burns, Director, has served as a director of Holdings since 1996 and became a director of the Company upon consummation of the Acquisition. Since 1994, Mr. Burns has been a Vice President of Quad-C. Prior to joining Quad-C, Mr. Burns was a Vice President of Paribas North America and Banque Paribas. Mr. Burns is also a director of several privately-held corporations.

  Stephen Eisenstein, Director, became a director of the Company following the Acquisition. Since 1990, Mr. Eisenstein has been employed by Banque Paribas where he is currently a Partner with Paribas Principal Partners and an officer and director of Paribas Principal Inc. Mr. Eisenstein is also a director of several privately-held corporations.

  J. Hunter Reichert, Director, became a director of the Company following the Acquisition. Since 1994, Mr. Reichert has been a Staff Vice President of Quad-
C. Prior to joining Quad-C, Mr. Reichert was an Associate with RFE Investment Partners. Mr. Reichert is also a director of a privately-held corporation.

  R. Ted Weschler, Director, became a director of the Company following the Acquisition. Since 1990, Mr. Weschler has been Vice President, Secretary and Treasurer of Quad-C. Mr. Weschler is also a director of WSFS Financial Corporation, Wireless Cable of Atlanta, Inc. and several privately-held corporations.

DIRECTOR COMPENSATION

  The Company pays no additional remuneration to its employees or to executives of Quad-C or Paribas for serving as directors. There are no family relationships among any of the directors or executive officers.

EXECUTIVE COMPENSATION

  The following table sets forth certain information concerning compensation of the Company's Chief Executive Officer and each of the other four most highly compensated executive officers during the fiscal year ended January 25, 1997.

                          SUMMARY COMPENSATION TABLE

                                  ANNUAL COMPENSATION($)    LONG-TERM COMPENSATION
                                  ----------------------  --------------------------
                                                           OTHER ANNUAL     STOCK        ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR   SALARY     BONUS(A)   COMPENSATION(B) OPTIONS(#)  COMPENSATION($)
---------------------------  ---- ----------- --------------------------- ----------  ---------------
Edgar M. Bridger........     1996 $   190,000 $   73,200         --         25,000(c)    $6,462(d)
 President and Chief
  Executive Officer
Lee H. Schilling........     1996 $   137,084 $   27,160         --            --        $3,905(e)
 Senior Vice President
 of
  Marketing & Sales
Jeffrey Raabe...........     1996 $   108,000 $   20,952         --            --        $3,250(f)
 Vice President of
  Sales
Wallace J. Hammel.......     1996 $   100,250 $   19,788         --            --        $3,385(g)
 Vice President of
  Manufacturing
Darrel V. McCay.........     1996 $    85,000 $   16,490         --            --        $2,297(h)
 Vice President of
  Administration &
 Control

--------
(a) In connection with the Acquisition, in February 1997, Collins & Aikman Products Co., the Company's parent prior to the Acquisition, paid bonuses conditioned upon the sale of the Company in the approximate amounts of $287,500, $147,500, $118,750, $108,750 and $118,750 to Messrs. Bridger,
     Schilling, Raabe, Hammel and McCay, respectively, and may pay additional bonuses to such officers based upon the finally determined purchase price after final determination of the net working capital as of the Closing Date.
(b) Less than the lesser of (i) 10% of total annual salary and bonus and (ii) $50,000.
(c) Shares of Collins & Aikman Corporation, the Company's parent prior to the Acquisition. The options, which had an exercise price of $7.00 per share, were exercised by Mr. Brider on February 11, 1997 when the Collins & Aikman Corporation Common Stock had a market value of $7.625 per share, resulting in a gain of $15,625.
(d) Reflects $5,550 profit sharing plan contributions and $912 premiums for life insurance made on Mr. Bridger's behalf.
(e) Reflects $3,395 profit sharing plan contributions and $510 premiums for life insurance made on Mr. Schilling's behalf.
(f) Reflects $2,835 profit sharing plan contributions and $415 premiums for life insurance made on Mr. Raabe's behalf.
(g) Reflects $2,468 profit sharing plan and $554 401(k) plan contributions and $362 premiums for life insurance made on Mr. Hammel's behalf.
(h) Reflects $2,051 profit sharing plan contributions and $246 premiums for life insurance made on Mr. McCay's behalf.

MANAGEMENT STOCK INCENTIVE PLAN

  Following consummation of the Acquisition, Holdings adopted a stock option plan under which grants have been and will be made to certain members of management and other employees of the Company of options to purchase an aggregate of between 504,396 and 728,571 Common Shares of Holdings, representing between 9.0% and 12.5% of the Common Shares which were outstanding at the time of the Acquisition on a fully-diluted basis. The exercise price will be $1.00 per share. Vesting of the options will be subject
(i) to the Company's achieving its five-year EBITDA target, (ii) to the principal investors in Holdings achieving a specified internal rate of return upon sale of the Company or a public offering of Common Shares, or (iii) in any event, options for 504,396 Common Shares will vest on the ninth anniversary of the grant.

  No options were granted by Holdings during the fiscal year ended January 25, 1997. The following table sets forth certain information concerning share options granted by Holdings on February 24, 1997 to the officers named in the Summary Compensation Table above:

                                                                                       POTENTIAL REALIZABLE
                                                                                         VALUE AT ASSUMED
                                          PERCENT OF                                  ANNUAL RATES OF SHARE
                            NUMBER OF    TOTAL OPTIONS                                PRICE APPRECIATION FOR
                             SHARES       GRANTED TO                                      OPTION TERM(A)
                           UNDERLYING    EMPLOYEES IN                                 ----------------------
 NAME                    OPTIONS GRANTED  FISCAL YEAR  EXERCISE PRICE EXPIRATION DATE 5 PERCENT  10 PERCENT
 ----                    --------------- ------------- -------------- --------------- ----------------------
Edgar M. Bridger........     205,020(b)      33.5%         $1.00          1/31/08     $   145,634 $   379,926
Lee H. Schilling........      97,920(b)      16.0%         $1.00          1/31/08     $    69,556 $   181,457
Jeffrey Raabe...........      88,740(b)      14.5%         $1.00          1/31/08     $    63,036 $   164,446
Wallace J. Hammel.......      88,740(b)      14.5%         $1.00          1/31/08     $    63,036 $   164,446
Darrel V. McCay.........      88,740(b)      14.5%         $1.00          1/31/08     $    63,036 $   164,446

--------
(a) Amounts represent hypothetical gains that could be achieved if exercised at end of the option term. The dollar amounts under these columns assume 5% and 10% compounded annual appreciation in the Common Shares from the date the respective options were granted. These calculations and assumed realizable values are required to be disclosed under Securities and Exchange Commission rules and, therefore, are not intended to forecast possible future appreciation of Holdings' Common Shares or amounts that may be ultimately realized upon exercise.

(b) Options with respect to 150,198 shares, 71,736 shares, 65,011 shares, 65,011 shares and 65,011 shares, respectively, vest January 31, 2006, or earlier in the event certain EBITDA or internal rate of return targets are achieved. The balance of the options vest only if certain higher EBITDA or internal rate of return targets are achieved.


COLLINS & AIKMAN CORPORATION PLANS

  Prior to the Acquisition, the Company was an indirect wholly-owned subsidiary of Collins & Aikman Corporation ("C&A Corporation") and the Company's employees participated in certain compensation plans sponsored by C&A Corporation.

  C&A Corporation Plan. Provided certain eligibility requirements were met, at the end of each calendar month, pay credits were applied to a participant's account under the Collins & Aikman Corporation Employees' Pension Account Plan (the "C&A Corporation Plan") based on the participant's length of credited service and compensation (as defined) during that month. For participants aged 50 or older, the monthly pay credit was based on either credited service and compensation or age and compensation, whichever resulted in the higher amount.

  The following chart sets forth how pay credits were determined under the C&A Corporation Plan:

                                                               PERCENTAGE OF
                                                               COMPENSATION
                                                           USED TO DETERMINE PAY
                                                                  CREDITS
                                                         -----------------------------
            ELIGIBILITY REQUIREMENTS                      UP TO
      -------------------------------------------           1/3
        YEARS OF                                            OF              OVER  1/3
        CREDITED                                         THE S.S.          OF THE S.S.
        SERVICE                         AGE              WAGE BASE          WAGE BASE
      ------------      OR          ------------         ---------         -----------
      less than 10                  less than 50           2.5%                4.5%
        10 - 14                       50 - 54              3.0%                5.5%
        15 - 19                       55 - 59              4.0%                6.5%
        20 - 24                       60 - 64              5.0%                8.0%
       25 or more                    65 or more            6.0%               10.0%

  The dollar amounts that resulted from these percentages were added together and the total was the pay credit for the month.

  In addition, interest credits were applied each month to the account balance. Participants made no contributions to the C&A Corporation Plan. Employer contributions were 100% vested after five years of service or at age 65, whichever was earlier, and might have vested under certain other circumstances as set forth in the C&A Corporation Plan. The estimated annual benefits payable upon retirement at normal retirement age under the C&A Corporation Plan for Messrs. Bridger, Schilling, Raabe, Hammel and McCay are $56,541, $82,126, $38,246, $39,684 and $24,598, respectively. Participants in the C&A Corporation Plan have the option, however, of receiving the value of their vested account in a lump sum following termination of employment.

  C&A Corporation Excess Plan. The Excess Benefit Plan of Collins & Aikman Corporation (the "C&A Corporation Excess Plan") worked in conjunction with the C&A Corporation Plan and provided to the employee any benefit which the C&A Corporation Plan would have provided but for certain legal limitations under the Employee Retirement Income Security Act of 1974 and Internal Revenue Service Regulations. The pay credits and interest credits were determined as described with respect to the C&A Corporation Plan as if no legal limitations existed, and then this plan provided any benefit which was in excess of the benefit provided under the C&A Corporation Plan. The estimated annual benefits payable upon retirement at normal retirement age under the C&A Corporation Excess Plan for Messrs. Bridger, Schilling and Raabe were $17,486, $4,302 and $246, respectively. Messrs. Hammel and McCay were not participants in this plan.

  C&A Corporation Stock Options. Shown below is information with respect to the year-end value of unexercised options to purchase C&A Corporation Common Stock granted to the Named Executive Officers and held by them as of January 25, 1997. The value of the in-the-money options is based on the difference between the exercise price of such options and the closing price of the C&A Corporation Common Stock on the New York Stock Exchange on January 24, 1997 (the last trading day of the fiscal year ended January 25, 1997), which was $7.625.

                                                   NUMBER OF SECURITIES
                                                  UNDERLYING UNEXERCISED   VALUE OF UNEXERCISED IN-THE-
                           SHARES                  OPTIONS AT FY-END(#)     MONEY OPTIONS AT FY-END($)
                         ACQUIRED ON    VALUE    ------------------------- ----------------------------------
     NAME                EXERCISE(#) REALIZED($) EXERCISABLE UNEXERCISABLE  EXERCISABLE        UNEXERCISABLE
     ----                ----------- ----------- ----------- ------------- ----------------   ---------------
Edgar M. Bridger........     --          --        92,298         --        $        260,253               --
                                                   34,851                              (a)
Lee H. Schilling........     --          --        22,246         --        $         80,864               --
Jeffrey Raabe...........     --          --        10,000         --                   (a)                 --
Wallace J. Hammel.......     --          --        15,000         --                   (a)                 --
Darrel V. McCay.........     --          --         8,000         --                   (a)                 --

--------
(a) Options were not in-the-money at fiscal year-end because the exercise price of such options exceeded the closing price of the Common Stock on January 24, 1997 (the last trading day of the fiscal year).

                          OWNERSHIP OF CAPITAL STOCK

  Following the Transactions, the Company became a wholly-owned subsidiary of Holdings. Holdings' authorized capital stock consists of 50 million common shares, no par value (the "Common Shares"), and 5 million preferred shares, no par value, including 2 million Series A Preferred Shares (the "Preferred Shares"). Holdings has outstanding 5,100,000 Common Shares and 459,000 Preferred Shares. The table below sets forth certain information regarding equity ownership of Holdings following the Transactions by (i) each person or entity who beneficially owns 5% or more of the Common Shares or Preferred Shares, (ii) each director or executive officer of Holdings who owns Common Shares or Preferred Shares and (iii) all directors and executive officers of Holdings as a group. There is no established public trading market for the securities of Holdings.

                                NUMBER OF PERCENTAGE OF NUMBER OF PERCENTAGE OF
                                 COMMON      COMMON     PREFERRED   PREFERRED
NAME                             SHARES      SHARES      SHARES      SHARES
----                            --------- ------------- --------- -------------
Quad-C Partners II, L.P.(a)....   190,000      3.73%      17,100       3.73%
Quad-C Partners III, L.P.(a)...   360,000      7.06       32,400       7.06
Quad-C Partners IV, L.P.(a).... 2,295,000     45.00      206,550      45.00
Paribas Principal Inc.(b)...... 2,000,000     39.22      180,000      39.22
Edgar M. Bridger...............    30,000       .59        2,700        .59
Lee H. Schilling...............    17,500       .34        1,575        .34
Jeffrey Raabe..................    12,500       .25        1,125        .25
Wallace J. Hammel..............    12,500       .25        1,125        .25
Darrel V. McCay................    10,000       .20          900        .20
Henry L. Millsaps, Jr..........     8,000       .16          720        .16
Terrence D. Daniels(a)(c)...... 2,915,000     57.16      262,350      57.16
Gary A. Binning(b)(d).......... 2,000,000     39.22      180,000      39.22
Stephen M. Burns...............    15,000       .29        1,350        .29
Stephen Eisenstein(b)(d)....... 2,000,000     39.22      180,000      39.22
J. Hunter Reichert.............     4,000       .08          360        .08
R. Ted Weschler................    15,000       .29        1,350        .29
All directors and executive
 officers as a group
 (12 persons) (c)(d)........... 5,039,500     98.81      453,555      98.81

--------
(a) The address of Quad-C Partners II, L.P., Quad-C Partners III, L.P., Quad-C Partners IV, L.P., and Mr. Daniels is 230 East High Street, Charlottesville, Virginia 22902.
(b) The address of Paribas Principal Inc. and Messrs. Binning and Eisenstein is 787 Seventh Avenue, New York, New York 10019.
(c) Includes 2,845,000 Common Shares and 256,050 Preferred Shares held by Quad-C Partners II, L.P., Quad-C Partners III, L.P. and Quad-C Partners IV, L.P., as to which shares Mr. Daniels disclaims beneficial ownership except to the extent of his interests in such partnerships, and 20,000 Common Shares and 1,800 Preferred Shares held by children of Mr. Daniels, as to which shares Mr. Daniels disclaims beneficial ownership.
(d) Represents the Common Shares and Preferred Shares held by Paribas Principal Inc., as to which shares Messrs. Binning and Eisenstein disclaim beneficial ownership.

  Preferred Shares

  The Preferred Shares provide for the payment of dividends, if, when and as declared by the Board of Directors of Holdings at the rate of $10.00 per share per annum. Unpaid dividends will cumulate but will not compound. The Preferred Shares have a liquidation value of $100.00 per share and are redeemable at the option of Holdings at any time and from time to time at $100.00 per share plus unpaid dividends. There is no sinking fund or other provision requiring the mandatory redemption of the Preferred Shares, and the Preferred Shares are not redeemable at the option of the holders thereof.

  Shareholders Agreement

  Quad-C, Paribas and the other shareholders of Holdings entered into a shareholders agreement effective as of February 6, 1997 which provides for, among other things, the matters described below. Subject to certain requirements, each shareholder will vote the Common Shares held by it so as to elect to the Board of Directors of Holdings four designees of Quad-C (the "Quad-C Directors"), two designees of Paribas (the "Paribas Directors"), and the chief executive officer of the Company. Although most action by the Board of Directors requires only the vote of a majority of the directors, certain significant corporate actions require the approval of a majority of the Quad-C Directors and at least one Paribas Director.

  Under the shareholders agreement, subject to certain exceptions, transfers of Holdings' Common Shares and Holdings' Preferred Shares are subject to rights of first refusal in favor of the Company and the other shareholders. In addition, the other shareholders are entitled to require the transferee of shares from Quad-C or Paribas to purchase a certain percentage of the shares held by such shareholder, and, subject to certain limitations, each shareholder is obligated to transfer all of its shares to a third party to whom the holders of a majority of the outstanding Common Shares wish to sell their shares.

  The shareholders agreement will terminate, with certain limitations, upon the earlier of a transfer of control of Holdings to a third party or a qualified public offering (as defined therein) of Common Shares.

                             CERTAIN TRANSACTIONS

  Quad-C. In connection with the Transactions, Holdings paid Quad-C a fee of $1.5 million, plus out-of-pocket expenses, for, among other things, its services in analyzing and negotiating the Acquisition and for analyzing, arranging and negotiating the financing for the Acquisition. In addition, Holdings entered into an agreement with Quad-C pursuant to which Holdings retained Quad-C to render consulting services to it regarding the Company, its financial and business affairs, its relationship with its lenders and securityholders, and the operation and expansion of its business. The agreement provides for payment to Quad-C of an annual fee of $350,000, payable quarterly and reimbursement of out-of-pocket expenses. The agreement will expire in 1999, but will be automatically renewed for successive one-year terms unless either party provides written notice of termination 60 days prior to the scheduled renewal date.

  C&A Products. The Company, together with other subsidiaries of C&A Products, was a guarantor of certain indebtedness of C&A Products. C&A Products has pledged the stock of its significant subsidiaries, which included the Company, as security for debt of C&A Products. Prior to the Closing Date, the Company had also pledged a portion of the stock and intercompany balances of its foreign subsidiary as additional security for these borrowings. This guarantee by the Company and such liens were released in connection with the closing of the Acquisition.

  The Company, together with C&A Products and its other subsidiaries, participated in benefits, risk management and other corporate-wide programs. The Company's allocated costs relating to such programs are reflected in the financial statements. C&A Products performs certain services in connection with these programs and other corporate administrative functions, including tax, treasury, risk management, employee benefits administration, legal, data processing, application of cash receipts and other general corporate services. Costs allocated to the Company for these services totaled $1.1 million, $1.6 million and $1.5 million for fiscal 1994, fiscal 1995 and fiscal 1996, respectively. C&A Products will continue to provide certain of such services for up to one year after the closing of the Acquisition for aggregate annual payments, based upon the services requested by the Company, of up to $324,000. See "The Acquisition."

  The Company utilizes certain showroom facilities and services at C&A Products' New York office. The Company is allocated a portion of the cost for these facilities based upon the actual facilities and services utilized. Costs for these facilities and services totaled $94,000, $103,000 and $171,000 in fiscal 1994, fiscal 1995 and fiscal 1996, respectively. In connection with the closing of the Acquisition, the Company entered into a license with C&A Products to continue the use of the facilities for a term of ten years for a monthly rent of $14,265. The license is terminable by the Company upon 90 days' notice, or after the third anniversary of the closing of the Acquisition, upon 90 days' notice by C&A Products.

                        DESCRIPTION OF CREDIT AGREEMENT

  The Company entered into the Credit Agreement with various lending institutions and Bankers Trust Company, as agent, which provides for senior secured credit facilities consisting of (a) a term loan facility (the "Term Loan Facility") in the amount of $55.0 million and (b) a revolving credit facility (the "Revolving Credit Facility") in the amount of $30.0 million which includes a letter of credit sublimit of $8.0 million.

  Loans under the Term Loan Facility ("Term Loans") and $2.0 million under the Revolving Credit Facility were borrowed to finance the Acquisition. The Term Loans will amortize quarterly until June 30, 2002, the final maturity date. Amounts repaid or prepaid in respect of the Term Loans may not be reborrowed. Loans under the Revolving Credit Facility will mature on June 30, 2002 and may be repaid and reborrowed prior to the final maturity date. The Company will be required to pay the lenders under the Credit Agreement a commitment fee of 1/2 of 1% per annum, payable on a quarterly basis, on the daily average unused portion of the Aggregate Unutilized Commitment (as defined in the Credit Agreement). The Company will also be required to pay the lenders participating in the Revolving Credit Facility letter of credit fees equal to 2.50% per annum on the daily stated amount of each outstanding letter of credit and to each lender issuing a letter of credit a facing fee of 1/4 of 1% on the daily stated amount of such letter of credit and its customary administrative charges in connection with the issuance of such letter of credit.

  The obligations of the Company under the Credit Agreement have been unconditionally and irrevocably guaranteed by Holdings. In addition, the obligations of the Company under the Credit Agreement have been secured by a first priority perfected security interest in (a) all the capital stock and the tangible and intangible assets of the Company and (b) 65% of the capital stock of, or equity interests in, each foreign subsidiary of the Company. Upon the request of the Administrative Agent, any domestic subsidiary of the Company formed in the future that has material assets will also be required to issue a guarantee of the obligations of the Company under the Credit Agreement which will be secured by a first priority security interest in substantially all personal property of such subsidiary, and, upon the request of the Administrative Agent, the Company will be required to pledge the issued and outstanding capital stock of such subsidiary owned by the Company or any of its subsidiaries or up to 65% of the issued and outstanding capital stock of any foreign subsidiary owned by the Company or any of its subsidiaries that has material assets to secure indebtedness under the Credit Agreement.

  At the Company's option, the interest rates per annum applicable to amounts outstanding under the Credit Agreement will be either (a) an adjusted rate based on the Eurodollar Rate (as defined in the Credit Agreement) plus 2.50% or (b) Base Rate (as defined in the Credit Agreement) plus 1.50%.

  The Credit Agreement requires the Company to meet certain financial tests, including minimum levels of consolidated EBITDA (as defined in the Credit Agreement), minimum interest coverage and maximum leverage ratios. The Credit Agreement also contains covenants which, among other things, limit the incurrence of additional indebtedness, dividends, transactions with affiliates, asset sales, acquisitions, mergers, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in loan agreements.

  The Credit Agreement contains customary events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults, certain events of bankruptcy and insolvency, ERISA, judgment defaults, failure of any guaranty or security agreement supporting the Company's obligations under the Credit Agreement to be in full force and effect and a change of control of Holdings or the Company.

                           DESCRIPTION OF THE NOTES

  The Exchange Notes will be issued, and the Initial Notes were issued, under an Indenture dated as of February 6, 1997 (the "Indenture") among the Company and IBJ Schroder Bank & Trust Company, as trustee (the "Trustee"). For purposes of the following summary, the Initial Notes and the Exchange Notes are collectively referred to as the "Notes." The terms and conditions of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA") as in effect on the date of the Indenture. The following statements are summaries of the provisions of the Notes and the Indenture and do not purport to be complete. Such summaries make use of certain terms defined in the Indenture and are qualified in their entirety by express reference to the Indenture. A copy of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

  The Notes will be unsecured obligations of the Company, ranking subordinate in right of payment to all Senior Debt of the Company.

  The Notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Trustee will act as Paying Agent and Registrar for the Notes. The Notes may be presented for registration or transfer and exchange at the offices of the Registrar, which initially will be the Trustee's corporate trust office. The Company may change any Paying Agent and Registrar without notice to holders of the Notes (the "Holders"). The Company will pay principal (and premium, if any) on the Notes at the Trustee's corporate trust office in New York, New York. At the Company's option, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered address of Holders. Any Initial Notes that remain outstanding after the completion of the Exchange Offer, together with the Exchange Notes issued in connection with the Exchange Offer, will be treated as a single class of securities under the Indenture. See "The Exchange Offer" and "Initial Notes Registration Rights."

PRINCIPAL, MATURITY AND INTEREST

  The Notes are limited in aggregate principal amount to $100 million and will mature on January 15, 2007. Interest on the Notes will accrue at the rate of 10% per annum and will be payable semiannually in cash on each January 15 and July 15, commencing on July 15, 1997, to the persons who are registered Holders at the close of business on the January 1 and July 1 immediately preceding the applicable interest payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance.

  The Notes are not entitled to the benefit of any mandatory sinking fund.

REDEMPTION

  Optional Redemption. The Notes will be redeemable, at the Company's option, in whole at any time or in part from time to time, on and after January 15, 2002, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on January 15 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption:

      YEAR                                                            PERCENTAGE
      ----                                                            ----------
      2002...........................................................  105.000%
      2003...........................................................  103.333%
      2004...........................................................  101.667%
      2005 and thereafter............................................  100.000%

  Optional Redemption upon Public Equity Offerings. At any time, or from time to time, on or prior to January 15, 2000, the Company may, at its option, use the net cash proceeds of one or more Public Equity

Offerings (as defined below) to redeem up to 35% of the aggregate principal amount of Notes originally issued at a redemption price equal to 110% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that at least 65% of the principal amount of Notes originally issued remains outstanding immediately after any such redemption. In order to effect the foregoing redemption with the proceeds of any Public Equity Offering, the Company shall make such redemption not more than 120 days after the consummation of any such Public Equity Offering.

  As used in the preceding paragraph, "Public Equity Offering" means an underwritten public offering of Qualified Capital Stock of Holdings or the Company pursuant to a registration statement filed with the Commission in accordance with the Securities Act; provided that, in the event of a Public Equity Offering by Holdings, Holdings contributes to the capital of the Company the portion of the net cash proceeds of such Public Equity Offering necessary to pay the aggregate redemption price (plus accrued interest to the redemption date) of the Notes to be redeemed pursuant to the preceding paragraph.

SELECTION AND NOTICE OF REDEMPTION

  In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed or, if such Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $1,000 or less shall be redeemed in part; provided, further, that if a partial redemption is made with the proceeds of a Public Equity Offering, selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures), unless such method is otherwise prohibited. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

SUBORDINATION

  The payment of all Obligations on the Notes is subordinated in right of payment to the prior payment in full in cash or Cash Equivalents of all Obligations on Senior Debt. Upon any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors or marshaling of assets of the Company or in a bankruptcy, reorganization, insolvency, receivership or other similar proceeding relating to the Company or its property, whether voluntary or involuntary, all Obligations due or to become due upon all Senior Debt shall first be paid in full in cash or Cash Equivalents, or such payment duly provided for to the satisfaction of the holders of Senior Debt, before any payment or distribution of any kind or character is made on account of any Obligations on the Notes, or for the acquisition of any of the Notes for cash or property or otherwise. If any default occurs and is continuing in the payment when due, whether at maturity, upon any redemption, by declaration or otherwise, of any principal of, interest on, unpaid drawings for letters of credit issued in respect of, or regularly accruing fees with respect to, any Senior Debt, no payment of any kind or character shall be made by or on behalf of the Company or any other Person on its or their behalf with respect to any Obligations on the Notes or to acquire any of the Notes for cash or property or otherwise.

  In addition, if any other event of default occurs and is continuing with respect to any Designated Senior Debt, as such event of default is defined in the instrument creating or evidencing such Designated Senior Debt, permitting the holders of such Designated Senior Debt then outstanding to accelerate the maturity thereof and if the Representative for the respective issue of Designated Senior Debt gives written notice of the event of default to the Trustee (a "Default Notice"), then, unless and until all events of default have been cured or waived or have ceased to exist or the Trustee receives notice from the Representative for the respective issue of Designated Senior Debt terminating the Blockage Period (as defined below), during the 180 days after the delivery of such Default Notice (the "Blockage Period"), neither the Company nor any other Person on its behalf shall (x) make any payment of any kind or character with respect to any Obligations on the Notes or (y) acquire any of the Notes for cash or property or otherwise. Notwithstanding anything herein to the contrary, in no event will a Blockage Period extend beyond 180 days from the date the payment on the Notes was due and only one such Blockage Period may be commenced within any 360 consecutive days. No event of default which existed or was continuing on the date of the commencement of any Blockage Period with respect to the Designated Senior Debt shall be, or be made, the basis for commencement of a second Blockage Period by the Representative of such Designated Senior Debt whether or not within a period of 360 consecutive days, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days (it being acknowledged that any subsequent action, or any breach of any financial covenants for a period commencing after the date of commencement of such Blockage Period that, in either case, would give rise to an event of default pursuant to any provisions under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose).

  By reason of such subordination, in the event of the insolvency of the Company, creditors of the Company who are not holders of Senior Debt, including the Holders of the Notes, may recover less, ratably, than holders of Senior Debt.

  As of January 25, 1997, on a pro forma basis after giving effect to the Transactions, the Company would have had approximately $57.0 million of Senior Debt outstanding.

CHANGE OF CONTROL

  The Indenture provides that upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase.

  The Indenture provides that, prior to the mailing of the notice referred to below, but in any event within 30 days following any Change of Control, the Company covenants to (i) repay in full and terminate all commitments under Indebtedness under the Credit Agreement and all other Senior Debt the terms of which require repayment upon a Change of Control or offer to repay in full and terminate all commitments under all Indebtedness under the Credit Agreement and all other such Senior Debt and to repay the Indebtedness owed to each lender which has accepted such offer or (ii) obtain the requisite consents under the Credit Agreement and all other Senior Debt to permit the repurchase of the Notes as provided below. The Company shall first comply with the covenant in the immediately preceding sentence before it shall be required to repurchase Notes pursuant to the provisions described below. The Company's failure to comply with the immediately preceding sentence shall constitute an Event of Default described in clause (iii) and not in clause (ii) under "Events of Default" below.

  Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

  If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

  Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to a Holder's right to redemption upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant Liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

  The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

  Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase the Notes in the event of a takeover, recapitalization or similar transaction.

CERTAIN COVENANTS

  The Indenture contains, among others, the following covenants:

  Limitation on Incurrence of Additional Indebtedness. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, "incur") any Indebtedness (other than Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, the Company may incur Indebtedness (including, without limitation, Acquired Indebtedness) and Restricted Subsidiaries of the Company may incur Acquired Indebtedness, in each case if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 2.0 to 1.0.

  Limitation on Restricted Payments. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, (a) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company) on or in respect of shares of the Company's Capital Stock to holders of such Capital Stock, (b) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock, (c) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes or (d) make any Investment (other than Permitted Investments) (each of the foregoing actions set forth in clauses (a), (b) (c) and (d) being referred to as a "Restricted Payment"), if at the time of such Restricted Payment or immediately after giving effect thereto, (i) a Default or an Event of Default shall have occurred and be continuing or (ii) the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant or (iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined reasonably and in good faith by the Board of Directors of the Company) shall exceed the sum of: (w) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned subsequent to the Issue Date and on or prior to the date the Restricted Payment occurs (the "Reference Date") (treating such period as a single accounting period); plus (x) 100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company; plus (y) without duplication of any amounts included in clause
(iii)(x) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company's Capital Stock; plus (z) without duplication, the sum of (1) the aggregate amount returned in cash on or with respect to Investments (other than Permitted Investments) made subsequent to the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments,
(2) the net cash proceeds received by the Company or any Restricted Subsidiary from the disposition of all or any portion of such Investments (other than to a Subsidiary of the Company) and (3) upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such Subsidiary; provided, however, that with respect to all Investments made in any Unrestricted Subsidiary or joint venture, the sum of clauses (1), (2) and
(3) above with respect to such Investment shall not exceed the aggregate amount of all such Investments made subsequent to the Issue Date in such Unrestricted Subsidiary or joint venture.

  Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit: (1) the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration; (2) the acquisition of any shares of Capital Stock of the Company, either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company; (3) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes either (i) solely in exchange for shares of Qualified Capital Stock of the Company, or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of (A) shares of Qualified Capital Stock of the Company or (B) Refinancing Indebtedness; (4) so long as no Default or Event of Default shall have occurred and be continuing, payments for the purpose of and in an amount equal to the amount required to permit Holdings to redeem or repurchase Common Stock of Holdings or options in respect thereof from employees or officers of Holdings or any of its Subsidiaries or their estates or authorized representatives upon the death, disability or termination of employment of such employees or officers in an aggregate amount not to exceed $3.0 million; (5) the making of distributions, loans or advances in an amount not to exceed $250,000 per annum sufficient to permit Holdings to pay the ordinary operating expenses of Holdings related to Holdings' ownership of Capital Stock of the Company (other than to the Principals or their Related Parties); and (6) the payment of any amounts pursuant to the Tax Allocation Agreement. In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the immediately preceding paragraph, amounts expended pursuant to clauses (1), (2) and (4) shall be included in such calculation and amounts expended pursuant to clauses (3), (5) and (6) shall be excluded from such calculation.

  Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an officers' certificate stating that such Restricted Payment complies with the Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed, which calculations may be based upon the Company's latest available internal quarterly financial statements.

  Limitation on Asset Sales. The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company's Board of Directors), (ii) at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents (provided that the amount of any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets shall be deemed to be cash for purposes of this provision) and is received at the time of such disposition; and (iii) upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 360 days of receipt thereof either (A) to prepay any Senior Debt and, in the case of any Senior Debt under any revolving credit facility, effect a permanent reduction in the availability under such revolving credit facility, (B) to make an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets that will be used in the business of the Company and its Restricted Subsidiaries as existing on the Issue Date or in businesses the same, similar or reasonably related thereto ("Replacement Assets"), or (C) a combination of prepayment and investment permitted by the foregoing clauses (iii)(A) and (iii)(B). Subject to the last sentence of this paragraph, on the 361st day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clause (iii)(A), (iii)(B) or
(iii)(C) of the next preceding sentence (each, a "Net Proceeds Offer Trigger Date"), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses
(iii)(A), (iii)(B) and (iii)(C) of the next preceding sentence (each a "Net Proceeds Offer Amount") shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the "Net Proceeds Offer") on a date (the "Net Proceeds Offer Payment Date") not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all Holders on a pro rata basis, that amount of Notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, however, that if at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant. The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $5.0 million resulting from one or more Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $5.0 million, shall be applied as required pursuant to this paragraph).

  In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under "--Merger, Consolidation and Sale of Assets," the successor corporation shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

  Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). To the extent that the aggregate amount of the Notes tendered pursuant to a Net Proceeds Offer is less than the Net Proceeds Offer Amount, the Company may use such excess Net Proceeds Offer Amount for general corporate purposes or for any other purpose not prohibited by the Indenture. Upon completion of any such Net Proceeds Offer, the Net Proceeds Offer Amount shall be reset at zero. A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

  The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

  Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to (a) pay dividends or make any other distributions on or in respect of its Capital Stock; (b) make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company; or (c) transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of: (1) applicable law; (2) the Indenture; (3) customary non-assignment provisions of any contract or lease governing a leasehold or ownership interest of any Restricted Subsidiary of the Company; (4) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired; (5) agreements existing on the Issue Date (including, without limitation, the Credit Agreement) to the extent and in the manner such agreements are in effect on the Issue Date; or (6) an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (2), (4) or (5) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (2), (4) or
(5).

  Limitation on Preferred Stock of Restricted Subsidiaries. The Company will not permit any of its Restricted Subsidiaries to issue any Preferred Stock (other than to the Company or to a Wholly Owned Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company) to own any Preferred Stock of any Restricted Subsidiary of the Company.

  Limitation on Liens. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets of the Company or any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom unless (i) in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the Notes, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens and (ii) in all other cases, the Notes are equally and ratably secured, except for (A) Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date; (B) Liens securing Senior Debt and Liens on assets of Restricted Subsidiaries securing guarantees of Senior Debt; (C) Liens securing the Notes;
(D) Liens of the Company or a Wholly Owned Restricted Subsidiary of the Company on assets of any Restricted Subsidiary of the Company; (E) Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens (A) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such

Liens than the Liens in respect of the Indebtedness being Refinanced and (B) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced; and (F) Permitted Liens.

  Prohibition on Incurrence of Senior Subordinated Debt. The Company will not incur or suffer to exist Indebtedness that is senior in right of payment to the Notes and subordinate in right of payment to any other Indebtedness of the Company.

  Merger, Consolidation and Sale of Assets. The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company's assets (determined on a consolidated basis for the Company and its Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless: (i) either (1) the Company shall be the surviving or continuing corporation or (2) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and its Restricted Subsidiaries substantially as an entirety (the "Surviving Entity") (x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and
(y) shall expressly assume, by supplemental indenture (in form and substance reasonably satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes, the Indenture and, if applicable, the Registration Rights Agreement on the part of the Company to be performed or observed; (ii) immediately after giving effect to such transaction and the assumption contemplated by clause
(i)(2)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "--Limitation on Incurrence of Additional Indebtedness" covenant; (iii) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and (iv) the Company or the Surviving Entity, as the case may be, shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

  Notwithstanding the foregoing, the merger of the Company with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction is permitted.

  For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

  The Indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such.

  Limitations on Transactions with Affiliates. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an "Affiliate Transaction"), other than (x) Affiliate Transactions permitted under paragraph (b) below and (y) Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary. All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $250,000 shall be approved by the Board of Directors of the Company or such Restricted Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Restricted Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value or payments to an Affiliate, as the case may be, of more than $2.5 million, the Company or such Restricted Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

  (b) The restrictions set forth in clause (a) shall not apply to (i) reasonable fees, compensation and out-of-pocket expenses paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company's Board of Directors or senior management; (ii) transactions between or among the Company and any of its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries, provided that such transactions are not otherwise prohibited by the Indenture;
(iii) any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date;
(iv) any Paribas Related Party acting as a lender under the Credit Agreement or purchasing or holding any Notes; and (v) Restricted Payments and Permitted Investments permitted by the Indenture.

  Limitation of Guarantees by Restricted Subsidiaries. The Company will not permit any of its domestic Restricted Subsidiaries, directly or indirectly, by way of the pledge of any intercompany note or otherwise, to assume, guarantee or in any other manner become liable with respect to any Indebtedness of the Company or any other Restricted Subsidiary (other than (A) Indebtedness and other obligations under the Credit Agreement, (B) Permitted Indebtedness of a Restricted Subsidiary, (C) Senior Debt that is incurred in reliance on clause
(xiv) of the definition of "Permitted Indebtedness" and that is secured, (D) Indebtedness under Currency Agreements incurred in reliance on clause (v) of the definition of Permitted Indebtedness, or (E) Interest Swap Obligations incurred in reliance on clause (iv) of the definition of Permitted Indebtedness), unless, in any such case (a) such Restricted Subsidiary executes and delivers a supplemental indenture to the Indenture, providing a guarantee of payment of the Notes by such Restricted Subsidiary (the "Guarantee") and (b) (x) if any such assumption, guarantee or other liability of such Restricted Subsidiary is provided in respect of Senior Debt, the guarantee or other instrument provided by such Restricted Subsidiary in respect of such Senior Debt may be superior to the Guarantee pursuant to subordination provisions no less favorable to the Holders of the Notes than those contained in the Indenture and (y) if such assumption, guarantee or other liability of such Restricted Subsidiary is provided in respect of Indebtedness that is expressly subordinated to the Notes, the guarantee or other instrument provided by such Restricted Subsidiary in respect of such subordinated Indebtedness shall be subordinated to the Guarantee pursuant to subordination provisions no less favorable to the Holders of the Notes than those contained in the Indenture.

  Notwithstanding the foregoing, any such Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged, without any further action

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

required on the part of the Trustee or any Holder, upon: (i) the unconditional release of such Restricted Subsidiary from its liability in respect of the Indebtedness in connection with which such Guarantee was executed and delivered pursuant to the preceding paragraph; or (ii) any sale or other disposition (by merger or otherwise) to any Person which is not a Restricted Subsidiary of the Company of all of the Company's Capital Stock in, or all or substantially all of the assets of, such Restricted Subsidiary; provided that
(a) such sale or disposition of such Capital Stock or assets is otherwise in compliance with the terms of the Indenture and (b) such assumption, guarantee or other liability of such Restricted Subsidiary has been released by the holders of the other Indebtedness so guaranteed.

  Conduct of Business. The Company and its Restricted Subsidiaries will not engage in any businesses which are not the same, similar or reasonably related to the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date.

  Reports to Holders. The Indenture provides that so long as the Notes are outstanding the Company will deliver to the Trustee within 15 days after the filing of the same with the Commission, copies of the quarterly and annual reports and of the information, documents and other reports, if any, which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. The Indenture further provides that, notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, so long as the Notes are outstanding the Company will file with the Commission, to the extent permitted, and provide the Trustee and Holders with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. The Company will also comply with the other provisions of TIA (S) 314(a).

EVENTS OF DEFAULT

  The following events are defined in the Indenture as "Events of Default":

    (i) the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);

    (ii) the failure to pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer) (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);

    (iii) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes;

    (iv) the failure to pay at final stated maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness for borrowed money of the Company or any Restricted Subsidiary of the Company and such failure continues for a period of 20 days or more, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Company or such Restricted Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, in each case with respect to which the 20-day period described above has passed, aggregates $5.0 million or more at any time;

    (v) one or more judgments for the payment of money in an aggregate amount in excess of $5.0 million shall have been rendered against the Company or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable; and

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

    (vi) certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries.

  If an Event of Default (other than an Event of Default specified in clause
(vi) above with respect to the Company) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same (i) shall become immediately due and payable or (ii) if there are any amounts outstanding under the Credit Agreement, shall become immediately due and payable upon the first to occur of an acceleration under the Credit Agreement or 5 business days after receipt by the Company and the Representative under the Credit Agreement of such Acceleration Notice but only if such Event of Default is then continuing. If an Event of Default specified in clause (vi) above with respect to the Company occurs and is continuing, then all unpaid principal of and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

  The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may, on behalf of the Holders of all of the Notes, rescind and cancel such declaration and its consequences
(i) if the rescission would not conflict with any judgment or decree, (ii) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration,
(iii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, (iv) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances and (v) in the event of the cure or waiver of an Event of Default of the type described in clause (vi) of the description above of Events of Default, the Trustee shall have received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

  The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

  Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

  Under the Indenture, the Company is required to provide an officers' certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

  No director, officer, employee or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

  The Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for (i) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments, (iii) the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

  In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; (vii) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; (viii) the Company shall have delivered to the Trustee an opinion of counsel to the effect that (A) the trust funds will not be subject to any rights of holders of Senior Debt, including, without limitation, those arising under the Indenture and (B) assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the deposit and that no Holder is an insider of the Company, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (ix) certain other customary conditions precedent are satisfied.

SATISFACTION AND DISCHARGE

  The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when: (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (ii) the Company has paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

MODIFICATION OF THE INDENTURE

  From time to time, the Company and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may: (i) reduce the amount of Notes whose Holders must consent to an amendment; (ii) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes; (iii) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor; (iv) make any Notes payable in money other than that stated in the Notes; (v) make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default (other than Defaults or Events of Default with respect to the payment of principal of, or interest on, the Notes); (vi) amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto after a Change of Control has occurred or the subject Asset Sale has been consummated; or (vii) modify or change any provision of the Indenture or the related definitions affecting the subordination or ranking of the Notes in a manner which adversely affects the Holders in any material respect.

GOVERNING LAW

  The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

THE TRUSTEE

  The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his own affairs.

  The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

CERTAIN DEFINITIONS

  Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

  "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with the Company or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation.

  "Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

  "Asset Acquisition" means (a) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (b) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

  "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company of (a) any Capital Stock of any Restricted Subsidiary of the Company; or (b) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that Asset Sales shall not include (i) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $500,000 and (ii) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under "Merger, Consolidation and Sale of Assets."

  "Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

  "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

  "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

  "Capital Stock" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

  "Cash Equivalents" means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;
(ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Ratings Service ("S&P") or Moody's Investors Service, Inc. ("Moody's"); (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's; (iv) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250,000,000; (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above; and (vi) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (i) through
(v) above.

  "Change of Control" means the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company or Holdings to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture) other than to one or both of the Principals or their respective Related Parties; (ii) the approval by the holders of Capital Stock of the Company or Holdings, as the case may be, of any plan or proposal for the liquidation or dissolution of the Company or Holdings, as the case may be (whether or not otherwise in compliance with the provisions of the Indenture);
(iii) any Person or Group (other than one or both of the Principals or their respective Related Parties) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 40% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock (the "Voting Stock") of the Company or Holdings and the Principals and their respective Related Parties beneficially own, directly or indirectly, in the aggregate a lesser percentage of the Voting Stock of the Company or Holdings, as the case may be, than such other Person or Group; or
(iv) the replacement of a majority of the Board of Directors of the Company or Holdings over a two-year period from the directors who constituted the Board of Directors of the Company or Holdings, as the case may be, at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company or Holdings, as the case may be, then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved or who were nominated by, or designees of, either of the Principals or their respective Related Parties.

  "Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.


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

  "Consolidated EBITDA" means, with respect to any Person, for any period, the sum (without duplication) of (i) Consolidated Net Income and (ii) to the extent Consolidated Net Income has been reduced thereby, (A) all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period, (B) Consolidated Interest Expense and (C) Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP.

  "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to (i) the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period and
(ii) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act) attributable to the assets which are the subject of the Asset Acquisition or Asset Sale during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio," (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date and (2) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

  "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) Consolidated Interest Expense (excluding amortization or write-off of deferred financing costs), plus (ii) the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person (other than dividends paid in Qualified Capital Stock) paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

  "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of, without duplication: (i) the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including, without limitation, (a) any amortization of debt discount and amortization or write-off of deferred financing costs, (b) the net costs under Interest Swap

Obligations, (c) all capitalized interest and (d) the interest portion of any deferred payment obligation; and (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

  "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom (a) after-tax gains or losses from Asset Sales (without regard to the $500,000 limitation set forth in the definition thereof) or abandonments or reserves relating thereto,
(b) after-tax items classified as extraordinary or nonrecurring gains, (c) the net income of any Person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Restricted Subsidiary of the referent Person or is merged or consolidated with the referent Person or any Restricted Subsidiary of the referent Person, (d) the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise, (e) the net income of any Person, other than a Wholly Owned Restricted Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a Wholly Owned Restricted Subsidiary of the referent Person by such Person, (f) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date, (g) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued), and (h) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets. Notwithstanding the foregoing, "Consolidated Net Income" shall be calculated without giving effect to (i) the amortization of any premiums, fees or expenses incurred in connection with the Acquisition and related financings and (ii) the amortization or depreciation of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 (including non-cash write-ups and non-cash charges relating to inventory and fixed assets, in each case arising in connection with the Acquisition) and 17 (including non-cash charges relating to intangibles and goodwill arising in connection with the Acquisition).

  "Consolidated Non-cash Charges" means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charge which requires an accrual of or a reserve for cash charges for any future period).

  "Credit Agreement" means the Credit Agreement dated as of the Issue Date, among Holdings, the Company, the lenders party thereto in their capacities as lenders thereunder and Bankers Trust Company, as agent, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including, without limitation, increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted by the "Limitation on Incurrence of Additional Indebtedness" covenant above) or adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

  "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.


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

  "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

  "Designated Senior Debt" means (i) Indebtedness under or in respect of the Credit Agreement and (ii) any other Indebtedness constituting Senior Debt which, at the time of determination, has an aggregate principal amount of at least $25 million and is specifically designated in the instrument evidencing such Senior Debt as "Designated Senior Debt" by the Company.

  "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof on or prior to the final maturity date of the Notes.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

  "fair market value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

  "Indebtedness" means with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all Capitalized Lease Obligations of such Person, (iv) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted), (v) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (vi) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (i) through (v) above and clause (viii) below, (vii) all obligations of any other Person of the type referred to in clauses (i) through (vi) which are secured by any lien on any property or asset of such Person, the amount of such obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the obligation so secured, (viii) all obligations under currency agreements and interest swap agreements of such Person and (ix) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

  "Independent Financial Advisor" means a firm (i) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company and (ii) which, in the

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

judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

  "Interest Swap Obligations" means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

  "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. "Investment" shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. For the purposes of the "Limitation on Restricted Payments" covenant, (i) "Investment" shall include and be valued at the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (ii) the amount of any Investment shall be the original cost of such Investment plus the cost of all additional Investments by the Company or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, reduced by the payment of dividends or distributions in connection with such Investment or any other amounts received in respect of such Investment; provided that no such payment of dividends or distributions or receipt of any such other amounts shall reduce the amount of any Investment if such payment of dividends or distributions or receipt of any such amounts would be included in Consolidated Net Income. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, 100% of the outstanding Common Stock of such Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

  "Issue Date" means the date of original issuance of the Notes.

  "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

  "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of (a) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions), (b) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements, (c) repayment of Indebtedness that is required to be repaid in connection with such Asset Sale and (d) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

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

  "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

  "Paribas Related Party" means Paribas Principal Inc. and any of its
Affiliates.

  "Permitted Indebtedness" means, without duplication, each of the following:

    (i) Indebtedness under the Notes and the Indenture;

    (ii) Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed $85 million (A) less the amount of all mandatory principal payments actually made by the Company in respect of term loans thereunder (excluding any such payments to the extent refinanced at the time of payment under a replaced Credit Agreement) and (B) in the case of a revolving credit facility, reduced by any required permanent repayments (which are accompanied by a corresponding permanent commitment reduction) thereunder;

    (iii) other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon;

    (iv) Interest Swap Obligations of the Company covering Indebtedness of the Company or any of its Restricted Subsidiaries and Interest Swap Obligations of any Restricted Subsidiary of the Company covering Indebtedness of such Restricted Subsidiary; provided, however, that such Interest Swap Obligations are entered into to protect the Company and its Restricted Subsidiaries from fluctuations in interest rates on Indebtedness incurred in accordance with the Indenture to the extent the notional principal amount of such Interest Swap Obligation does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

    (v) Indebtedness under Currency Agreements; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

    (vi) Indebtedness of a Wholly Owned Restricted Subsidiary of the Company to the Company or to a Wholly Owned Restricted Subsidiary of the Company for so long as such Indebtedness is held by the Company or a Wholly Owned Restricted Subsidiary of the Company, in each case subject to no Lien held by a Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company; provided that if as of any date any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

    (vii) Indebtedness of the Company to a Wholly Owned Restricted Subsidiary of the Company for so long as such Indebtedness is held by a Wholly Owned Restricted Subsidiary of the Company, in each case subject to no Lien; provided that (a) any Indebtedness of the Company to any Wholly Owned Restricted Subsidiary of the Company is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under the Indenture and the Notes and (b) if as of any date any Person other than a Wholly Owned Restricted Subsidiary of the Company owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the Company;

    (viii) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of incurrence;


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

    (ix) Indebtedness of the Company or any of its Restricted Subsidiaries represented by letters of credit for the account of the Company or such Restricted Subsidiary, as the case may be, in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance, performance bonds, surety bonds or similar requirements in the ordinary course of business;

    (x) Capitalized Lease Obligations and Purchase Money Indebtedness of the Company and its Restricted Subsidiaries incurred in the ordinary course of business not to exceed $5.0 million at any one time outstanding;

    (xi) Indebtedness of foreign Restricted Subsidiaries of the Company not to exceed $10.0 million at any one time outstanding; provided that at the time of any incurrence of such Indebtedness by any such foreign Restricted Subsidiary of the Company, the Company could have incurred such Indebtedness in accordance with the Consolidated Fixed Charge Coverage Ratio test of the "Limitation on Incurrence of Additional Indebtedness" covenant;

    (xii) Refinancing Indebtedness;

    (xiii) guarantees by the Company and its Wholly Owned Restricted Subsidiaries of each other's Indebtedness: provided that such Indebtedness is permitted to be incurred under the Indenture, including, with respect to guarantees by Wholly Owned Restricted Subsidiaries of the Company, the "Limitation of Guarantees by Restricted Subsidiaries" covenant; and

    (xiv) additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $15.0 million at any one time outstanding (which amount may, but need not, be incurred in whole or in part under the Credit Agreement).

  "Permitted Investments" means: (i) Investments by the Company or any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a Wholly Owned Restricted Subsidiary of the Company or that will merge or consolidate into the Company or a Wholly Owned Restricted Subsidiary of the Company, provided that such Wholly Owned Restricted Subsidiary is not restricted from making dividends or similar distributions by contract, operation of law or otherwise; (ii) Investments in the Company by any Restricted Subsidiary of the Company; provided that any Indebtedness evidencing such Investment is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under the Notes and the Indenture; (iii) Investments in cash and Cash Equivalents; (iv) loans and advances to employees and officers of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $1.0 million at any one time outstanding; (v) Currency Agreements and Interest Swap Obligations entered into in the ordinary course of the Company's or its Restricted Subsidiaries' businesses and otherwise in compliance with the Indenture; (vi) additional Investments not to exceed $5.0 million at any one time outstanding; (vii) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers; (viii) Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the "Limitation on Asset Sales" covenant; and (ix) guarantees permitted by the "Limitation of Guarantees by Restricted Subsidiaries" covenant.

  "Permitted Liens" means the following types of Liens:

    (i) Liens for taxes, assessments or governmental charges or claims either
  (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

    (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;


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

    (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

    (iv) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

    (v) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

    (vi) any interest or title of a lessor under any Capitalized Lease Obligation; provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

    (vii) Liens securing Capitalized Lease Obligations and Purchase Money Indebtedness permitted under clause (x) of the definition of "Permitted Indebtedness"; provided, however, that in the case of Purchase Money Indebtedness (A) the Indebtedness shall not exceed the cost of such property or assets being acquired or constructed and shall not be secured by any property or assets of the Company or any Restricted Subsidiary of the Company other than the property and assets being acquired or constructed and (B) the Lien securing such Indebtedness shall be created within 90 days of such acquisition or construction;

    (viii) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

    (ix) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

    (x) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

    (xi) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

    (xii) Liens securing Indebtedness under Currency Agreements; and

    (xiii) Liens securing Acquired Indebtedness incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant; provided that (A) such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and
  (B) such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company.

  "Person" means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

  "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

  "Principals" means Quad-C, Inc. and Paribas Principal Inc.

  "Purchase Money Indebtedness" means Indebtedness of the Company and its Restricted Subsidiaries incurred in the normal course of business for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property.

  "Quad-C Related Party" means Quad-C, Inc. and any of its Affiliates.

  "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

  "Refinance" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

  "Refinancing Indebtedness" means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant (other than pursuant to clauses (ii), (iv), (v), (vi), (vii), (viii), (ix), (x),
(xi), (xiii) or (xiv) of the definition of Permitted Indebtedness), in each case that does not (1) result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing) or (2) create Indebtedness with (A) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or (B) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (x) if such Indebtedness being Refinanced is Indebtedness of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company and (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

  "Related Party" means, with respect to Quad-C, Inc., any Quad-C Related Party, and with respect to Paribas Principal Inc., any Paribas Related Party.

  "Representative" means the indenture trustee or other trustee, agent or representative in respect of any Designated Senior Debt; provided that if, and for so long as, any Designated Senior Debt lacks such a representative, then the Representative for such Designated Senior Debt shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Debt in respect of any Designated Senior Debt.

  "Restricted Subsidiary" of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

  "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

  "Senior Debt" means the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of the Company, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Without limiting the generality of the foregoing, "Senior Debt" shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of, (x) all monetary obligations (including guarantees thereof) of every nature of the Company under the Credit Agreement, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities, (y) all Interest Swap Obligations (including guarantees thereof) and (z) all obligations (including guarantees thereof) under Currency Agreements, in each case whether outstanding on the Issue Date or thereafter incurred. Notwithstanding the foregoing, "Senior Debt" shall not include (i) any Indebtedness of the Company to a Subsidiary of the Company, (ii) Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of the Company or any Subsidiary of the Company (including, without limitation, amounts owed for compensation), (iii) Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services, (iv) Indebtedness represented by Disqualified Capital Stock, (v) any liability for federal, state, local or other taxes owed or owing by the Company, (vi) that portion of any Indebtedness incurred in violation of the Indenture provisions set forth under "Limitation on Incurrence of Additional Indebtedness" (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (vi) if the holder(s) of such obligation or their representative and the Trustee shall have received an officers' certificate of the Company to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture) and (vii) any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of the Company.

  "Significant Subsidiary" shall have the meaning set forth in Rule 1.02(w) of Regulation S-X under the Securities Act.

  "Subsidiary," with respect to any Person, means (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or (ii) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

  "Tax Allocation Agreement" means the tax allocation agreement between the Company and Holdings as in effect on the Issue Date.

  "Unrestricted Subsidiary" of any Person means (i) any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that (x) the Company certifies to the Trustee that such designation complies with the "Limitation on Restricted Payments" covenant and (y) each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries. The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if (x) immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant and (y) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

  "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

  "Wholly Owned Restricted Subsidiary" of any Person means any Restricted Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a foreign Restricted Subsidiary, directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Restricted Subsidiary of such Person.

BOOK-ENTRY; DELIVERY AND FORM

  Except as set forth below, the Exchange Notes initially will be issued in one or more global certificates in definitive, fully registered form (each a "Global Note"). Upon issuance, each Global Note will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC") and registered in the name of a nominee of DTC.

  If a holder tendering Initial Notes so requests, such holder's Exchange Notes will be issued as described below under "Certificated Securities" in registered form without coupons (each a "Certificated Security").

  Global Notes. The Company expects that pursuant to procedures established by DTC (i) upon the issuance of a Global Note, DTC or its custodian will credit, on its internal system, the principal amount of Exchange Notes of the individual beneficial interests represented by such Global Note to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Note will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants.

  So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Exchange Notes represented by such Global Note for all purposes under the Indenture. No beneficial owner of an interest in the Global Note will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the Indenture with respect to the Notes.

  Payments of the principal of, premium (if any), and interest (including Additional Interest) on any Exchange Note represented by a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

  The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, and interest (including Additional Interest) on any Exchange Note represented by a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the Global Note held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

  Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell Notes to persons in states which require physical delivery of the Notes, or to pledge such securities, such holder must transfer its interest in the Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

  DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Note are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction.

  DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

  Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

  Certificated Securities. If DTC is at any time unwilling or unable to continue as a depositary for the Global Note and a successor depositary is not appointed by the Company within 90 days, Certificated Securities will be issued in exchange for the Global Note.

  Neither the Company nor the Trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related Exchange Notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to registration and delivery, and the respective principal amounts, of the Exchange Notes to be issued).

                       INITIAL NOTES REGISTRATION RIGHTS

  Pursuant to the Registration Rights Agreement, the Company has agreed that it will (i) at its cost, for the benefit of the Holders of the Initial Notes, within 60 days after the Issue Date, file a registration statement on an appropriate registration form (the "Exchange Offer Registration Statement") with respect to a registered offer (the "Exchange Offer") to exchange the Initial Notes for the Exchange Notes and (ii) use its best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 120 days after the Issue Date. The Company will keep the Exchange Offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the Holders of the Initial Notes.

  Under existing interpretations of the Commission contained in several no-action letters to third parties, the Exchange Notes will be freely transferable by holders thereof (other than affiliates of the Company) after the Exchange Offer without further registration under the Securities Act; provided, that each Holder that wishes to exchange its Initial Notes for Exchange Notes will be required to represent (i) that any Exchange Notes to be received by it will be acquired in the ordinary course of its business, (ii) that at the time of the commencement of the Exchange Offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of Securities Act) of the Exchange Notes in violation of the Securities Act, (iii) that it is not an "affiliate" (as defined in Rule 405 promulgated under the Securities Act) of the Company, (iv) if such Holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of Exchange Notes and (v) if such Holder is a broker-dealer (a "Participating Broker-Dealer") that will receive Exchange Notes for its own account in exchange for Notes that were acquired as a result of market-making or other trading activities, that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of the Notes) with the prospectus contained in the Exchange Offer Registration Statement. The Company will agree to make available, for a period of 180 days after consummation of the Exchange Offer, a prospectus meeting the requirements of the Securities Act for use by Participating Broker-Dealers and other persons, if any, with similar prospectus delivery requirements for use in connection with any resale of Exchange Notes.

  If, (i) because of any change in law or in currently prevailing interpretations of the staff of the Commission, the Company is not permitted to effect an Exchange Offer, (ii) the Exchange Offer is not consummated within 180 days of the Issue Date, (iii) in certain circumstances, certain holders of unregistered Exchange Notes so request, or (iv) in the case of any Holder that participates in the Exchange Offer, such Holder does not receive Exchange Notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such Holder as an affiliate of the Company within the meaning of the Securities
Act), then in each case, the Company will (x) promptly deliver to the Holders and the Trustee written notice thereof and (y) at its sole expense, (a) as promptly as practicable, file a shelf registration statement covering resales of the Notes (the "Shelf Registration Statement"), (b) use its best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act and (c) use its best efforts to keep effective the Shelf Registration Statement until the earlier of three years after the Issue Date or such time as all of the applicable Notes have been sold thereunder. The Company will, in the event that a Shelf Registration Statement is filed, provide to each Holder copies of the prospectus that is a part of the Shelf Registration Statement, notify each such Holder when the Shelf Registration Statement for the Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Notes. A Holder that sells Notes pursuant to the Shelf Registration Statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a Holder (including certain indemnification rights and obligations).

  If (a) the Company fails to file any of the registration statements required by the Registration Rights Agreement on or before the date specified for such filing, (b) any of such registration statements are not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), (c) the Company fails to consummate the Exchange Offer within 20 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement, or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter, subject to certain exceptions, ceases to be effective or usable in connection with the Exchange Offer or resales of Transfer Restricted Notes, as the case may be, during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above, a "Registration Default"), then the interest rate on Transfer Restricted Notes will increase ("Additional Interest"), with respect to the first 90-day period immediately following the occurrence of such Registration Default by 0.5% per annum and will increase by an additional 0.5% per annum with respect to each subsequent 90-day period until such Registration Default has been cured, up to a maximum amount of 1.0% per annum. Following the cure of all Registration Defaults, the accrual of Additional Interest will cease and the interest rate will revert to the original rate.

  The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, all the provisions of the Registration Rights Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

  The following summary of the material anticipated federal income tax consequences of the issuance of Exchange Notes and the Exchange Offer is based upon the provisions of the Internal Revenue Code of 1986, as amended, the final, temporary and proposed regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. The following summary is not binding on the Internal Revenue Service ("IRS") and there can be no assurance that the IRS will take a similar view with respect to the tax consequences described below. No ruling has been or will be requested by the Company from the IRS on any tax matters relating to the Exchange Notes or the Exchange Offer. This discussion is for general information only and does not purport to address all of the possible federal income tax consequences or any state, local or foreign tax consequences of the acquisition, ownership and disposition of the Initial Notes, the Exchange Notes or the Exchange Offer. It is limited to investors who will hold the Initial Notes and the Exchange Notes as capital assets and does not address the federal income tax consequences that may be relevant to particular investors in light of their unique circumstances or to certain types of investors (such as dealers in securities, insurance companies, financial institutions, foreign corporations, partnerships, trusts, nonresident individuals, and tax-exempt entities) who may be subject to special treatment under federal income tax laws. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF EXCHANGE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR INTERNATIONAL TAXING JURISDICTION.

INDEBTEDNESS

  The Initial Notes and the Exchange Notes should be treated as indebtedness of the Company. In the unlikely event the Initial Notes or the Exchange Notes were treated as equity, the amount treated as a distribution on any such Initial Note or Exchange Note would first be taxable to the holder as dividend income to the extent of the Company's current and accumulated earnings and profits, and would next be treated as a return of capital to the extent of the holder's tax basis in the Initial Notes or Exchange Notes, with any remaining amount treated as a gain from the sale of an Initial Note or an Exchange Note. In addition, in the event of equity treatment, amounts received in retirement of an Initial Note or an Exchange Note might in certain circumstances be treated as a dividend, and the Company could not deduct amounts paid as interest on such Initial Notes or Exchange Notes. The remainder of this discussion assumes that the Initial Notes and the Exchange Notes will constitute indebtedness.

EXCHANGE OFFER

  The exchange of the Initial Notes for Exchange Notes pursuant to the Exchange Offer should not be treated as an "exchange" because the Exchange Notes should not be considered to differ materially in kind or extent from the Initial Notes. Rather, the Exchange Notes received by a holder of the Initial Notes should be treated as a continuation of the Initial Notes in the hands of such holder. As a result, there should be no federal income tax consequences to holders exchanging the Initial Notes for the Exchange Notes pursuant to the Exchange Offer, and the holding period of Exchange Notes in the hands of a holder should include the holding period of the Initial Notes exchanged for such Exchange Notes.

INTEREST

  A holder of an Initial Note or an Exchange Note will be required to report stated interest on the Initial Note and the Exchange Note as interest income in accordance with the holder's method of accounting for tax purposes. Because the Initial Notes were issued at par there is no original issue discount pursuant to the de minimis exception to the "original issue discount" rules.

TAX BASIS IN INITIAL NOTES AND EXCHANGE NOTES

  A holder's tax basis in an Initial Note will generally be the holder's purchase price for the Initial Note. If a holder of an Initial Note exchanges the Initial Note for an Exchange Note pursuant to the Exchange Offer, the tax basis of the Exchange Note immediately after such exchange should equal the holder's tax basis in the Initial Note immediately prior to the exchange.

DISPOSITION OF INITIAL NOTES OR EXCHANGE NOTES

  The sale, exchange, redemption or other disposition of an Initial Note or an Exchange Note, except in the case of an exchange pursuant to the Exchange Offer (see the above discussion), generally will be a taxable event. A holder generally will recognize gain or loss equal to the difference between (i) the amount of cash plus the fair market value of any property received upon such sale, exchange, redemption or other taxable disposition of the Initial Note or the Exchange Note (except to the extent attributable to accrued interest) and
(ii) the holder's adjusted tax basis in such debt instrument. Such gain or loss will be capital gain or loss, and will be long term if the Initial Notes or the Exchange Notes have been held for more than one year at the time of the sale or other disposition.

PURCHASERS OF INITIAL NOTES AT OTHER THAN ORIGINAL ISSUANCE PRICE

  The foregoing does not discuss special rules which may affect the treatment of purchasers that acquired Initial Notes other than at par, including those provisions of the Internal Revenue Code relating to the treatment of "market discount," and "amortizable bond premium." Any such purchaser should consult its tax advisor as to the consequences to it of the acquisition, ownership and disposition of Initial Notes.

BACKUP WITHHOLDING

  Unless a holder provides its correct taxpayer identification number (employer identification number or social security number) to the Company and certifies that such number is correct, generally under the federal income tax backup withholding rules, 31% of (1) the interest paid on the Initial Notes and the Exchange Notes, and (2) proceeds of sale of the Initial Notes and the Exchange Notes, must be withheld and remitted to the United States Treasury. Therefore, each holder should complete and sign the Substitute Form W-9 included with the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding. However, certain holders (including, among others, certain foreign individuals) are not subject to these backup withholding and reporting requirements. For a foreign individual holder to qualify as an exempt foreign recipient, that holder must submit a statement, signed under penalties of perjury, attesting to that individual's exempt foreign status. Such statements can be obtained from the Company. For further information concerning backup withholding and instructions for completing the Substitute Form W-9 (including how to obtain a taxpayer identification number if you do not have one and how to complete the Substitute Form W-9 if the Initial Notes are held in more than one name), contact the Company's Secretary, 311 Smith Industrial Boulevard, Dalton, Georgia 30722 or telephone number (706) 259-9711.

  Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of a person subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS.

                             PLAN OF DISTRIBUTION

  Based on interpretations by the staff of the Commission (the "Staff") set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for the Initial Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is (i) an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act, (ii) a broker-dealer who acquired Notes directly from the Company or (iii) broker-dealers who acquired Notes as a result of market-making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of such holders' business, and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such Exchange Notes; provided that broker-dealers ("Participating Broker-Dealers") receiving Exchange Notes in the Exchange Offer will be subject to a prospectus delivery requirement with respect to resales of such Exchange Notes. To date, the Staff has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as the exchange pursuant to the Exchange Offer (other than a resale of an unsold allotment from the sale of the Initial Notes to the Initial Purchaser) with the Prospectus, contained in the Exchange Offer Registration Statement. Pursuant to the Registration Rights Agreement, the Company has agreed to permit Participating Broker-Dealers and other persons, if any, subject to similar prospectus delivery requirements to use this Prospectus in connection with the resale of such Exchange Notes. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus, and any amendment or supplement to this Prospectus, available to any broker-dealer that requests such documents in the Letter of Transmittal.

  Each holder of the Initial Notes who wishes to exchange its Initial Notes for Exchange Notes in the Exchange Offer will be required to make certain representations to the Company as set forth in "The Exchange Offer--Purpose and Effect of the Exchange Offer." In addition, each holder who is a broker-dealer and who receives Exchange Notes for its own account in exchange for Initial Notes that were acquired by it as a result of market-making activities or other trading activities, will be required to acknowledge that it will deliver a prospectus in connection with any resale by it of such Exchange Notes.

  The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver a prospectus, and by delivering a prospectus a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  The Company has agreed to pay all expenses incidental to the Exchange Offer other than commissions and concessions of any brokers or dealers and will indemnify holders of the Initial Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act, as set forth in the Registration Rights Agreement.

                                 LEGAL MATTERS

  The validity of the Notes offered hereby will be passed upon for the Company by McGuire, Woods, Battle & Boothe, L.L.P., Richmond, Virginia. Members of McGuire, Woods, Battle & Boothe, L.L.P. beneficially own approximately 13,812 Common Shares and 1,243 Preferred Shares of Holdings.

                                    EXPERTS

  The consolidated financial statements of the Company as of January 27, 1996 and January 25, 1997 and for each of the three years in the period ended January 25, 1997 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

             COLLINS & AIKMAN FLOOR COVERINGS, INC. AND SUBSIDIARY

  As of January 27, 1996 and January 25, 1997, and for each of the three years in the period ended January 25, 1997:

   Report of Independent Public Accountants................................. F-2
   Consolidated Statements of Operations.................................... F-3
   Consolidated Balance Sheets.............................................. F-4
   Consolidated Statements of Cash Flows.................................... F-5
   Consolidated Statements of Stockholder's Equity.......................... F-6
   Notes to Consolidated Financial Statements............................... F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Collins & Aikman Floor Coverings, Inc.:

  We have audited the accompanying consolidated balance sheets of COLLINS & AIKMAN FLOOR COVERINGS, INC. (a Delaware corporation) AND SUBSIDIARY as of January 27, 1996 and January 25, 1997 and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended January 25, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Collins & Aikman Floor Coverings, Inc. and subsidiary as of January 27, 1996 and January 25, 1997 and the results of their operations and their cash flows for each of the three years in the period ended January 25, 1997 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP
Atlanta, Georgia
March 14, 1997

             COLLINS & AIKMAN FLOOR COVERINGS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     FOR THE YEARS ENDED JANUARY 28, 1995,
                     JANUARY 27, 1996, AND JANUARY 25, 1997
                                 (IN THOUSANDS)

                                                    FISCAL YEAR ENDED
                                           -----------------------------------
                                           JANUARY 28, JANUARY 27, JANUARY 25,
                                              1995        1996        1997
                                           ----------- ----------- -----------
Net sales.................................  $108,039    $122,169    $136,124
                                            --------    --------    --------
Cost of goods sold........................    62,527      73,615      81,715
Selling, general and administrative
 expenses.................................    23,733      27,364      28,971
Corporate general and administrative
 allocated costs..........................     1,069       1,591       1,531
                                            --------    --------    --------
                                              87,329     102,570     112,217
                                            --------    --------    --------
Operating income..........................    20,710      19,599      23,907
                                            --------    --------    --------
Loss on sale of accounts receivable.......     1,261       3,269       3,489
                                            --------    --------    --------
Income before income taxes................    19,449      16,330      20,418
Income tax expense........................     7,650       6,315       7,905
                                            --------    --------    --------
Net income................................  $ 11,799    $ 10,015    $ 12,513
                                            ========    ========    ========


 The accompanying notes are an integral part of these consolidated statements.

             COLLINS & AIKMAN FLOOR COVERINGS, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                     JANUARY 27, 1996 AND JANUARY 25, 1997
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                        JANUARY 27, JANUARY 25,
                                                           1996        1997
                                                        ----------- -----------
                        ASSETS
Current Assets:
  Cash.................................................   $   133     $   144
  Accounts receivable, net of allowance of $88 and $15
   in fiscal 1995 and fiscal 1996, respectively........     2,247       1,577
  Inventories..........................................    12,265      16,172
  Deferred tax assets..................................     1,864       1,433
  Prepaid expenses and other...........................       199         488
                                                          -------     -------
    Total current assets...............................    16,708      19,814
Property, plant, and equipment, net....................    14,131      19,521
Deferred tax assets....................................       379         259
Other assets...........................................        13          20
                                                          -------     -------
                                                          $31,231     $39,614
                                                          =======     =======
         LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities:
  Accounts payable.....................................   $ 6,956     $ 8,659
  Accrued expenses.....................................     5,947       4,670
                                                          -------     -------
    Total current liabilities..........................    12,903      13,329
                                                          -------     -------
Other liabilities, including postretirement benefit
 obligation............................................     4,673       4,665
                                                          -------     -------
Commitments and contingencies
Stockholder's Equity:
  Common stock ($.01 par value per share, 1,000 shares
   authorized, issued and outstanding in fiscal 1995
   and fiscal 1996)....................................       --          --
  Paid-in capital......................................     7,821       7,821
  Retained earnings....................................    10,015      22,528
  Investment and advances to Collins & Aikman Products
   Company.............................................    (4,066)     (8,574)
  Foreign currency translation adjustment..............       182         222
  Pension equity adjustment............................      (297)       (377)
                                                          -------     -------
                                                           13,655      21,620
                                                          -------     -------
                                                          $31,231     $39,614
                                                          =======     =======

   The accompanying notes are an integral part of these consolidated balance sheets.

             COLLINS & AIKMAN FLOOR COVERINGS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                     FOR THE YEARS ENDED JANUARY 28, 1995,
                     JANUARY 27, 1996, AND JANUARY 25, 1997
                                 (IN THOUSANDS)

                                                     FISCAL YEAR ENDED
                                            -----------------------------------
                                            JANUARY 28, JANUARY 27, JANUARY 25,
                                               1995        1996        1997
                                            ----------- ----------- -----------
OPERATING ACTIVITIES:
Net income................................   $ 11,799     $10,015     $12,513
                                             --------     -------     -------
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation and leasehold
   amortization...........................      2,237       2,154       2,201
  Decrease (increase) in accounts
   receivable.............................     11,770        (414)        670
  Decrease (increase) in inventories......         71      (1,857)     (3,907)
  (Decrease) increase in accounts
   payable................................        (23)      2,196       1,703
  Other, net..............................       (942)       (350)       (805)
                                             --------     -------     -------
  Total adjustments.......................     13,113       1,729        (138)
                                             --------     -------     -------
    Net cash provided by operating
     activities...........................     24,912      11,744      12,375
                                             --------     -------     -------
INVESTING ACTIVITIES:
Additions to property, plant and
 equipment................................     (1,823)     (4,290)     (7,897)
Proceeds from sale leaseback arrangement..        866         --          --
Other, net................................        (15)         20          41
                                             --------     -------     -------
    Net cash used in investing
     activities...........................       (972)     (4,270)     (7,856)
                                             --------     -------     -------
FINANCING ACTIVITIES:
Net transactions with Collins & Aikman
 Products Company.........................    (23,959)     (7,347)     (4,508)
                                             --------     -------     -------
NET CHANGE IN CASH........................        (19)        127          11
CASH, beginning of year...................         25           6         133
                                             --------     -------     -------
CASH, end of year.........................   $      6     $   133     $   144
                                             ========     =======     =======


 The accompanying notes are an integral part of these consolidated statements.

             COLLINS & AIKMAN FLOOR COVERINGS, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                     FOR THE YEARS ENDED JANUARY 28, 1995,
                     JANUARY 27, 1996, AND JANUARY 25, 1997
                                 (IN THOUSANDS)

                                                  INVESTMENTS AND     FOREIGN
                                                 ADVANCES FROM (TO)  CURRENCY    PENSION
                         COMMON PAID-IN RETAINED  COLLINS & AIKMAN  TRANSLATION   EQUITY
                         STOCK  CAPITAL EARNINGS  PRODUCTS COMPANY  ADJUSTMENTS ADJUSTMENT  TOTAL
                         ------ ------- -------- ------------------ ----------- ---------- --------
BALANCE, JANUARY 29,
 1994................... $  --  $  --   $   --        $ 23,262         $  9       $(259)   $ 23,012
Net income..............    --     --       --          11,799          --          --       11,799
Foreign currency
 translation
 adjustment.............    --     --       --             --             1         --            1
Pension equity
 adjustment.............    --     --       --             --           --          (52)        (52)
Net transactions with
 Collins & Aikman
 Products Company.......    --     --       --         (23,959)         --          --      (23,959)
                         ------ ------  -------       --------         ----       -----    --------
BALANCE, JANUARY 28,
 1995...................    --     --       --          11,102           10        (311)     10,801
Reclassification of
 capital related to the
 incorporation of the
 Company................    --   7,821      --          (7,821)         --          --          --
Net income..............    --     --    10,015            --           --          --       10,015
Foreign currency
 translation
 adjustment.............    --     --       --             --           172         --          172
Pension equity
 adjustment.............    --     --       --             --           --           14          14
Net transactions with
 Collins & Aikman
 Products Company.......    --     --       --          (7,347)         --          --       (7,347)
                         ------ ------  -------       --------         ----       -----    --------
BALANCE, JANUARY 27,
 1996...................    --   7,821   10,015         (4,066)         182        (297)     13,655
Net income..............    --     --    12,513            --           --          --       12,513
Foreign currency
 translation
 adjustment.............    --     --       --             --            40         --           40
Pension equity
 adjustment.............    --     --       --             --           --          (80)        (80)
Net transactions with
 Collins & Aikman
 Products Company.......    --     --       --          (4,508)         --          --       (4,508)
                         ------ ------  -------       --------         ----       -----    --------
BALANCE, JANUARY 25,
 1997................... $  --  $7,821  $22,528       $ (8,574)        $222       $(377)   $ 21,620
                         ====== ======  =======       ========         ====       =====    ========


 The accompanying notes are an integral part of these consolidated statements.

             COLLINS & AIKMAN FLOOR COVERINGS, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

  Collins & Aikman Floor Coverings, Inc. (a Delaware corporation incorporated on January 29, 1995), together with its subsidiary Collins & Aikman United Kingdom Limited (collectively referred to as the "Company"), is a leading manufacturer of floorcoverings for the specified commercial sectors of the floorcoverings market. Prior to its incorporation on January 29, 1995, the business of the Company was conducted principally as a division of Collins & Aikman Products Company ("C&A Products"), a wholly-owned subsidiary of Collins & Aikman Corporation ("C&A Corporation"). At January 25, 1997, the Company was an indirect subsidiary of C&A Products.

  Effective December 9, 1996, C&A Products entered into a definitive agreement to sell the Company to an entity sponsored by Quad-C., Inc. ("Quad-C"), a Virginia merchant banking firm, and Paribas Principal Partners ("Paribas"), the U.S. private equity group of Groupe Paribas. The purchase price of $197 million, including $27 million in consideration for a trade name license agreement, is subject to adjustment based on the Company's level of net working capital on the closing date of the sale (see Note 13).

2. BASIS OF PRESENTATION

  At January 27, 1996, Collins & Aikman Floor Coverings, Inc. and Collins & Aikman United Kingdom Limited were separate indirect subsidiaries of C&A Products. In addition, Collins & Aikman United Kingdom Limited owned 100% of the outstanding shares of Imperial Wallcoverings Limited, a company operating as part of another C&A Corporation business segment. In preparation for the sale of the Company, on August 3, 1996, C&A Products contributed its ownership in Collins & Aikman United Kingdom Limited to Collins & Aikman Floor Coverings, Inc., making Collins & Aikman United Kingdom Limited a wholly owned subsidiary. In addition, effective December 5, 1996, another C&A Products subsidiary purchased Imperial Wallcoverings Limited from Collins & Aikman United Kingdom Limited at its net book value. For financial reporting purposes, these transfers between related entities have been treated in a manner similar to a pooling of interests. Accordingly, the results of Collins & Aikman Floor Coverings, Inc. and its subsidiary have been consolidated and treated as a single reporting entity for all periods presented, and the results of Imperial Wallcoverings Limited have been excluded for all periods presented.

  As discussed in Note 1, prior to January 29, 1995, the business of the Company was conducted principally as a division of C&A Products. At the date of incorporation, $10 of the $11.1 million in investments and advances from C&A Products was allocated to common stock and $7.8 million was allocated to other paid-in capital. Subsequent to the incorporation of the Company, transfers of operating funds between C&A Products and the Company have continued on a noninterest-bearing basis, with the net amounts of these transfers reflected in investments and advances from (to) C&A Products in the accompanying consolidated financial statements. The net balance in investments and advances to C&A Products at January 25, 1997 of $8.6 million is classified as a component of stockholder's equity in the accompanying consolidated balance sheet due to the intent to forgive any net balance in investments and advances to or from C&A Products upon the sale of the Company by C&A Products.

  As indicated above, the accompanying consolidated financial statements present the financial position, results of operations, and cash flows of the Company as if it were a separate entity for all periods presented. In accordance with Staff Accounting Bulletin No. 54 of the Securities and Exchange Commission, C&A Products' investment in the Company is reflected in the consolidated financial statements of the Company. The accompanying consolidated financial statements reflect the allocation of the purchase price in excess of the net assets acquired on the same basis as in consolidation with C&A Corporation. In addition, the debt of C&A Products has not been allocated to the Company, and accordingly, interest expense incurred by C&A Products is not reflected in the accompanying consolidated financial statements. Interest has not been computed on the intercompany balances.

             COLLINS & AIKMAN FLOOR COVERINGS, INC. AND SUBSIDIARY

  C&A Products performs certain services and incurs certain costs for the Company. Services provided include tax, treasury, risk management, employee benefits, legal, data processing, application of cash receipts, and other general corporate services. The costs of these services provided by C&A Products have been allocated to the Company based on a combination of estimated use and the relative sales of the Company's business to the total consolidated operations of C&A Products. Corporate costs of C&A Products totaling $1.1 million, $1.6 million and $1.6 million have been allocated to the Company for fiscal 1994, fiscal 1995, and fiscal 1996, respectively. In the opinion of management, the method of allocating these costs is reasonable. However, the costs of services charged to the Company are not necessarily indicative of the costs that would have been incurred if the Company had performed these functions. Subsequent to the sale, the Company will perform these functions using its own resources or purchased services, including services purchased from C&A Products during a transition period.

  C&A Products administers its self-insurance programs on a corporatewide basis and charges its individual participating subsidiaries and divisions based on estimated claims and loss experience. Costs charged by C&A Products to the Company for product, automotive and general liability, workers' compensation, employee group health claims, and insurance amounted to approximately $1.8 million, $1.7 million, and $1.7 million in fiscal 1994, fiscal 1995, and fiscal 1996, respectively. The accompanying consolidated balance sheets include accruals for product, automotive, general liability, workers' compensation, and employee group health claims.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation--The consolidated financial statements include the accounts of Collins & Aikman Floor Coverings, Inc. and Collins & Aikman United Kingdom Limited. All significant intercompany items have been eliminated in consolidation.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Fiscal Year--The fiscal year of the Company ends on the last Saturday of January. Fiscal 1994, fiscal 1995, and fiscal 1996 were 52-week years which ended on January 28, 1995, January 27, 1996, and January 25, 1997, respectively.

  Foreign Currency--Foreign currency activity is reported in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." SFAS No. 52 generally provides that the assets and liabilities of foreign operations be translated at the current exchange rates as of the end of the accounting period and that revenues and expenses be translated using average exchange rates. The resulting translation adjustments arising from foreign currency translations are accumulated as a separate component of stockholder's equity. Translation adjustments resulted in increases in equity of approximately $1,000 in fiscal 1994, $172,000 in fiscal 1995, and $40,000 in fiscal 1996.

  Gains and losses resulting from foreign currency transactions are recognized in income. Recorded balances that are denominated in a currency other than the Company's functional currency are adjusted to reflect the exchange rate at the balance sheet date.

  Revenue Recognition--Revenue is recognized when title is transferred.

  Financial Instruments--Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Because of the short maturity of these instruments, carrying value approximates fair value.

             COLLINS & AIKMAN FLOOR COVERINGS, INC. AND SUBSIDIARY

  Reliance on Principal Supplier--One supplier currently supplies all of the Company's requirements for nylon yarn, the principal raw material used in the Company's floorcovering products. While the Company believes that there are adequate alternative sources of supply from which it could fulfill its nylon yarn requirements, the unanticipated termination of the current supply arrangement or a prolonged interruption in shipments could have a material adverse effect on the Company.

  Cash and Cash Equivalents--Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity of three months or less.

  Inventories--Inventories are valued at the lower of cost or market, but not in excess of net realizable value. Cost is determined primarily on the first-in, first-out basis.

  Property, Plant, and Equipment--Property, plant, and equipment are stated at cost. Provisions for depreciation are primarily computed on a straight-line basis over the estimated useful lives of the assets, presently ranging from 3 to 40 years. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful lives of the improvements.

  Long-Lived Assets--In the fourth quarter of fiscal 1995, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The adoption of SFAS No. 121 did not have a material impact on the Company's consolidated results or operations.

  Advertising Costs--The Company expenses all advertising costs as they are incurred.

  Income Taxes--Although the Company is included in the consolidated federal income tax return of C&A Corporation, federal, state, and foreign income taxes are provided on a separate return basis.

4. INVENTORIES

  Net inventory balances are summarized below (in thousands):

                                                         JANUARY 27, JANUARY 25,
                                                            1996        1997
                                                         ----------- -----------
   Raw materials........................................   $ 5,298     $ 7,376
   Work in process......................................     2,804       2,843
   Finished goods.......................................     4,163       5,953
                                                           -------     -------
                                                           $12,265     $16,172
                                                           =======     =======

5. PROPERTY, PLANT, AND EQUIPMENT, NET

  Property, plant, and equipment, net, are summarized below (in thousands):

                                                        JANUARY 27, JANUARY 25,
                                                           1996        1997
                                                        ----------- -----------
   Land and improvements...............................  $    893    $    902
   Buildings...........................................     7,629       7,672
   Machinery and equipment.............................    33,915      32,606
   Leasehold improvements..............................       853         853
   Construction in progress............................     1,397       5,710
                                                         --------    --------
                                                           44,687      47,743
   Less accumulated depreciation and amortization......   (30,556)    (28,222)
                                                         --------    --------
                                                         $ 14,131    $ 19,521
                                                         ========    ========

             COLLINS & AIKMAN FLOOR COVERINGS, INC. AND SUBSIDIARY

  Depreciation and leasehold amortization of property, plant, and equipment was $2.2 million for fiscal 1994, fiscal 1995, and fiscal 1996.

6. ACCRUED EXPENSES:

  Accrued expenses are summarized below (in thousands):

                                                         JANUARY 27, JANUARY 25,
                                                            1996        1997
                                                         ----------- -----------
   Payroll and employee benefits........................   $3,589      $3,648
   Accrued legal expenses...............................    1,400         210
   Customer claims and repairs..........................      550         550
   Other................................................      408         262
                                                           ------      ------
                                                           $5,947      $4,670
                                                           ======      ======

7. RECEIVABLES FACILITY

  Effective July 13, 1994, C&A Products and certain other subsidiaries, including Collins & Aikman Floor Coverings, Inc. (each of the foregoing, a "Seller"), entered into a Receivables Sale Agreement with Carcorp, Inc. ("Carcorp"), a wholly owned, bankruptcy remote subsidiary of C&A Products (as amended and restated as of March 30, 1995, the "Receivables Sale Agreement"). Under the terms of the Receivables Sale Agreement, Carcorp purchases on a revolving basis, without recourse, virtually all trade receivables generated by the Sellers. Carcorp has sold certain interests in the purchased receivables to outside parties.

  As of January 27, 1996 and January 25, 1997, the face value of the open accounts receivable of the Company that had been purchased by Carcorp aggregated to $16.9 million and $17.8 million, respectively.

  The receivables are purchased by Carcorp at the face amount of the receivables less a defined discount. The discount percentage includes a yield factor, factors for Carcorp's servicing and processing expenses, as well as other factors, which are subject to variation, based upon the collectibility and aging of the receivables purchased. In connection with the sale of the receivables to Carcorp, the Company recorded losses of $1.3 million, $3.3 million and $3.5 million in fiscal 1994, fiscal 1995, and fiscal 1996, respectively.

  C&A Products retains the responsibility of servicing the trade receivables sold to Carcorp, and it is compensated by Carcorp for its servicing activities.

  In connection with the sale of the Company, the Company was terminated as a Seller under the Receivables Sale Agreement. Receivables sold by the Company to Carcorp prior to the termination of the Company as a Seller remained with Carcorp (see Note 13).

8. LEASE COMMITMENTS

  On September 30, 1994, C&A Products entered into a master equipment lease agreement. Pursuant to the agreement, certain equipment of the Company was sold and leased back on January 24, 1995. The aggregate net book values of the equipment totaling $866,000 were removed from the balance sheet. The ten-year lease term has annual lease payments of approximately $120,000. The lease covering the Company's equipment has been assigned to the Company by C&A Products. The Company has a purchase option on the equipment at the end of the lease term based on the fair market value of the equipment. The Company has classified this lease as an operating lease.

             COLLINS & AIKMAN FLOOR COVERINGS, INC. AND SUBSIDIARY

  At January 25, 1997, future minimum lease payments under operating leases are as follows (in thousands):

   FISCAL YEAR ENDING:
   -------------------
   January 1998.........................................................  $  231
   January 1999.........................................................     231
   January 2000.........................................................     220
   January 2001.........................................................     201
   January 2002.........................................................     163
   Thereafter...........................................................     406
                                                                          ------
                                                                          $1,452
                                                                          ======

  Rental expense under operating leases was approximately $490,000, $665,000 and $816,000 in fiscal 1994, fiscal 1995, and fiscal 1996, respectively.

9. EMPLOYEE BENEFIT PLANS

 Defined Benefit Plan

  Substantially all domestic employees of the Company who meet eligibility requirements, along with eligible employees from certain other affiliated companies, participate in a defined benefit plan administered by C&A Products. Plan benefits are generally based on years of service and employees' compensation during their years of employment. Funding of retirement costs for this plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974. Assets of the pension plan are held in a C&A Products master trust which invests primarily in equity and fixed income securities. Actuarially determined calculations of plan benefits for the Company as a stand-alone entity are included in the accompanying consolidated financial statements.

  The net periodic pension cost of the Company for fiscal 1994, fiscal 1995, and fiscal 1996 includes the following components (in thousands):

                                                    FISCAL YEAR ENDED
                                           -----------------------------------
                                           JANUARY 28, JANUARY 27, JANUARY 25,
                                              1995        1996        1997
                                           ----------- ----------- -----------
   Service cost...........................    $ 411       $ 407       $ 442
   Interest cost on projected benefit
    obligation and service cost...........      320         374         343
   Actual gain on assets..................     (281)       (303)       (344)
   Net amortization and deferral..........       (3)          1          (1)
                                              -----       -----       -----
   Net periodic pension cost..............    $ 447       $ 479       $ 440
                                              =====       =====       =====

             COLLINS & AIKMAN FLOOR COVERINGS, INC. AND SUBSIDIARY

  The following table sets forth the Company's actuarially determined portion of the plan's funded status and amounts recognized in the Company's consolidated balance sheets (in thousands):

                                                       JANUARY 27, JANUARY 25,
                                                          1996        1997
                                                       ----------- -----------
   Actuarial present value of benefit obligations:
     Vested benefit obligation........................   $(4,187)    $(4,316)
                                                         =======     =======
     Accumulated benefit obligation...................   $(4,427)    $(4,783)
                                                         =======     =======
     Projected benefit obligation.....................   $(4,548)    $(4,985)
   Plan assets at fair value..........................     3,723       4,149
                                                         -------     -------
   Projected benefit obligation in excess of plan
    assets............................................      (825)       (836)
   Unrecognized net loss..............................       944       1,108
   Prior service not yet recognized in net periodic
    pension cost......................................      (341)       (294)
   Adjustment required to recognize minimum
    liability.........................................      (482)       (611)
                                                         -------     -------
   Pension liability recognized in the consolidated
    balance sheets....................................   $  (704)    $  (633)
                                                         =======     =======

  The discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% at January 27, 1996 and January 25, 1997. The expected rate of increase in future compensation levels is 5.5% and 4.5% in fiscal 1995 and fiscal 1996, respectively, and the expected long-term rate of return on plan assets was 9% in fiscal 1995 and fiscal 1996. The provisions of SFAS No. 87, "Employers' Accounting for Pensions," require companies with any plans that have an unfunded accumulated benefit obligation to recognize an additional minimum pension liability, an offsetting intangible pension asset, and, in certain situations, a contra-equity balance. In accordance with the provisions of SFAS No. 87, the consolidated balance sheets at January 27, 1996 and January 25, 1997 include an additional minimum pension liability of $482,000 and $611,000, respectively, and a contra-equity balance, net of the related tax effect, of $297,000 and $377,000, respectively.

  As of February 6, 1997, all participant balances became fully vested and participants could elect to maintain balances in the current plan, receive a lump-sum distribution, or roll over balances into a new defined contribution plan.

 Defined Contribution Plans

  Certain of the Company's employees who meet eligibility requirements are included in C&A Products sponsored defined contribution plans. C&A Products' contributions are based on specified formulas and, for one contribution plan, are at the discretion of C&A Products, as specified in the plan documents. The accompanying statements of operations include expenses of approximately $450,000, $465,000, and $376,000 in fiscal 1994, fiscal 1995 and fiscal 1996, respectively, for the Company's participation in the plans.

  As of February 6, 1997, all participant balances became fully vested and were rolled over into a new defined contribution plan.

 Postretirement Benefit Plans

  C&A Products provides life and health coverage for certain of the Company's retirees under plans currently in effect. Many of the domestic employees may be eligible for coverage if they reach retirement age while still employed by the Company. Actuarially determined calculations of plan benefits for the Company as a stand-alone entity are included in the accompanying consolidated financial statements.

             COLLINS & AIKMAN FLOOR COVERINGS, INC. AND SUBSIDIARY

  The net periodic postretirement benefit cost for the Company's participation in these plans includes the following components (in thousands):

                                                    FISCAL YEAR ENDED
                                           -----------------------------------
                                           JANUARY 28, JANUARY 27, JANUARY 25,
                                              1995        1996        1997
                                           ----------- ----------- -----------
   Service cost...........................    $ 86        $  69       $ 86
   Interest cost on accumulated
    postretirement benefit obligation.....     148          148        153
   Net amortization.......................     (99)        (111)       (97)
                                              ----        -----       ----
   Net periodic postretirement benefit
    cost..................................    $135        $ 106       $142
                                              ====        =====       ====

  The following table sets forth the amount of accumulated postretirement benefit obligation for the Company's participation in these plans (in thousands):

                                                       JANUARY 27, JANUARY 25,
                                                          1996        1997
                                                       ----------- -----------
   Retirees and beneficiaries.........................   $  448      $  621
   Fully eligible active plan participants............      873         915
   Other active plan participants.....................      887         803
                                                         ------      ------
   Accumulated postretirement benefit obligation......    2,208       2,339
   Unrecognized prior service gain from plan
    amendments........................................      969         931
   Unrecognized net loss..............................      (69)       (104)
                                                         ------      ------
   Net postretirement benefit obligation..............   $3,108      $3,166
                                                         ======      ======

  The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at January 27, 1996 and January 25, 1997. These plans are unfunded. For measurement purposes, a 12% and 11% annual rate of increase in the per capita cost of covered health care benefits was assumed for fiscal 1995 and 1996; the rate was assumed to decrease 1% percentage point per year to 6% and remain at that level thereafter. The health care cost trend rate assumption does not have an impact on the obligation because of the plan amendments discussed below. Effective April 1, 1994, C&A Products amended the postretirement benefit plans which cover substantially all of the eligible current and retired employees of the Company. Pursuant to the amendment, obligation for future inflation of health care costs will be limited to 6% per year through March 31, 1998. Subsequent to March 1998, the Company's portion of coverage costs will not be adjusted for inflation in health care costs.

10. INCOME TAXES

  Although the Company is included in the consolidated federal income tax return of C&A Corporation, federal, state, and foreign income taxes are provided on a separate return basis. C&A Products and its subsidiaries, including the Company, are parties to a tax sharing agreement with C&A Corporation which provides for tax-sharing payments to or from C&A Corporation, calculated in accordance with federal tax regulations, based on taxable income. C&A Corporation, as appropriate, pays such amounts to the Internal Revenue Service ("IRS") and/or distributes the amounts to the companies included in its consolidated income tax return that generated losses which resulted in reduced payments to the IRS. In fiscal 1995 and fiscal 1996, the Company received, under the tax-sharing agreement, an additional benefit of $1.3 million and $5 million, respectively, that has been reported as a component of net transactions with C&A Products. The tax-sharing arrangement resulted in an additional charge of $1 million in fiscal 1994 that has been reported as a component of net transactions with C&A Products.

             COLLINS & AIKMAN FLOOR COVERINGS, INC. AND SUBSIDIARY

  Domestic and foreign components of income (loss) before income taxes are summarized as follows (in thousands):

                                                      FISCAL YEAR ENDED
                                             -----------------------------------
                                             JANUARY 28, JANUARY 27, JANUARY 25,
                                                1995        1996        1997
                                             ----------- ----------- -----------
   Domestic.................................   $19,613     $16,285     $20,284
   Foreign..................................      (164)         45         134
                                               -------     -------     -------
                                               $19,449     $16,330     $20,418
                                               =======     =======     =======

  Components of the income tax provision for fiscal 1994, fiscal 1995, and fiscal 1996 are summarized as follows (in thousands):

                                                      FISCAL YEAR ENDED
                                             -----------------------------------
                                             JANUARY 28, JANUARY 27, JANUARY 25,
                                                1995        1996        1997
                                             ----------- ----------- -----------
   Current:
     Federal................................   $5,955      $4,894      $6,317
     State..................................      934         778         986
                                               ------      ------      ------
                                                6,889       5,672       7,303
                                               ------      ------      ------
   Deferred:
     Federal................................      658         556         521
     State..................................      103          87          81
                                               ------      ------      ------
                                                  761         643         602
                                               ------      ------      ------
   Income tax expense.......................   $7,650      $6,315      $7,905
                                               ======      ======      ======

  Collins & Aikman United Kingdom Limited had sufficient loss carryforwards to offset taxable income in fiscal 1995 and fiscal 1996. No benefit was recorded for the operating loss in fiscal 1994. Therefore, no foreign income tax expense is reflected in the statements of operations.

  A reconciliation between income taxes computed at the statutory federal rate of 35% and the provisions for income taxes is as follows (in thousands):

                                                    FISCAL YEAR ENDED
                                           -----------------------------------
                                           JANUARY 28, JANUARY 27, JANUARY 25,
                                              1995        1996        1997
                                           ----------- ----------- -----------
   Amount at statutory federal rate.......   $6,807      $5,716      $7,146
   State income taxes, net of federal
    income tax benefit....................      674         562         694
   Foreign tax more (less) than federal
    tax at statutory rate.................       57         (16)        (47)
   Other..................................      112          53         112
                                             ------      ------      ------
   Income tax expense.....................   $7,650      $6,315      $7,905
                                             ======      ======      ======

             COLLINS & AIKMAN FLOOR COVERINGS, INC. AND SUBSIDIARY

  The components of the net deferred tax assets as of January 27, 1996 and January 25, 1997 were as follows (in thousands):

                                                         JANUARY 27, JANUARY 25,
                                                            1996        1997
                                                         ----------- -----------
Deferred tax assets:
  Employee benefits.....................................   $ 2,770     $ 2,755
  Inventory reserves....................................       514         543
  Other liabilities and reserves........................       907         467
  Foreign net operating loss carryforwards..............       148          91
  Valuation allowance...................................      (148)        (91)
                                                           -------     -------
    Total deferred tax assets...........................     4,191       3,765
                                                           -------     -------
Deferred tax liabilities:
  Property, plant, and equipment........................    (1,948)     (2,073)
                                                           -------     -------
Net deferred tax assets.................................   $ 2,243     $ 1,692
                                                           =======     =======

  The valuation allowance is provided because, in management's assessment, it was uncertain whether the net deferred tax asset related to the foreign net operating loss carryforwards would be realized.

11. OTHER RELATED-PARTY TRANSACTIONS

  At January 25, 1997, the Company, together with other subsidiaries of C&A Products, was guarantor of certain indebtedness of C&A Products. In connection with the sale of the Company, the Company will be released from this pledge.

  C&A Products performs certain services and incurs certain costs for the benefit of the Company. Services provided include tax services, treasury services, risk management, employee benefit services, legal services, accounts receivable servicing, and other general corporate services. Costs allocated to the Company for these services totaled $1.1 million, $1.6 million, and $1.5 million for fiscal 1994, fiscal 1995, and fiscal 1996, respectively.

  The Company utilizes certain facilities and services available at C&A Products' New York office. The Company is allocated a portion of the cost for these facilities based on the actual facilities and services utilized. Costs for these facilities and services totaling $94,000, $103,000, and $171,000 in fiscal 1994, fiscal 1995, and fiscal 1996, respectively, are included in the accompanying consolidated statements of operations.

  Certain of the Company's employees participate in C&A Corporation's stock option plans, which provide for the award of options on common shares to employees, exercisable over ten-year periods. Effective January 28, 1994, C&A Corporation granted certain employees of the Company stock options with exercise prices below the then-estimated fair value in recognition of their prior service. In subsequent periods, C&A Corporation granted additional stock options to certain employees of the Company with exercise prices equal to the market value at the time of grant. In connection with sale of the Company, all outstanding options held by employees of the Company automatically vested and the employees have up to 90 days to exercise any options.

12. COMMITMENTS AND CONTINGENCIES

 Environmental

  The Company is subject to federal, state, and local laws and regulations concerning the environment. When it has been possible to reasonably estimate the Company's liability with respect to environmental matters,

             COLLINS & AIKMAN FLOOR COVERINGS, INC. AND SUBSIDIARY provisions have been made in accordance with generally accepted accounting principles. At January 25, 1997, management concluded that no environmental reserves were required. In the opinion of the Company's management, based on the facts presently known to it, the ultimate outcome of any environmental matters is not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

 Litigation

  In response to claims of an unpleasant odor from vinyl-backed carpet tiles at certain customer sites, the Company has reached settlements or necessary remediation has been performed to satisfy all customer claims made to date. The Company shared the cost of a majority of the remediation costs with a third-party vendor under a funding agreement. Provisions for the remediation costs were recorded by the Company in fiscal 1993. In fiscal 1995, an additional $1.4 million was provided in connection with a specific customer site. This amount was paid in settlement of the claim in October 1996.

  The Company and this vendor are currently engaged in litigation in which each side is seeking damages. The Company's claim includes recovery of its remediation costs and loss of business. Subsequent to the sale of the Company, C&A Products will retain this litigation, including all costs and recoveries. At January 25, 1997, there are no amounts relating to these claims included in the accompanying consolidated balance sheet.

  During 1996, the Company agreed to a settlement including payment of approximately $427,500 in connection with a patent infringement claim related to the manufacturing of a certain product. This amount is included as a component of selling, general and administrative expenses in the accompanying consolidated statement of operations for fiscal 1996.

  In 1993, two companies owned by a former sales representative of the Company's products commenced an arbitration against the Company alleging that their distributor contracts were wrongfully terminated. This action seeks damages in excess of $4 million. The Company maintains that the contracts were not wrongfully terminated, denies liability, and has continued to contest this matter vigorously. Subsequent to the sale of the Company, C&A Products will retain this arbitration.

  The ultimate outcome of all legal proceedings to which the Company is a party will not, in the opinion of the Company's management, based on the facts presently known to it, have a material adverse effect on the Company's consolidated financial position or results of operations.

 Other Commitments

  In connection with certain product installation contracts, the Company issues performance bonds. No liability for these bonds is reflected in the accompanying consolidated balance sheets because, in management's opinion, based on the facts presently known to it, all product installation contracts will be fulfilled in accordance with their terms.

13. SUBSEQUENT EVENTS

  As discussed in Note 1, on February 6, 1997, pursuant to the definitive agreement entered into by C&A Products, the Company, CAF Holdings, Inc. ("Holdings"), a corporation organized on behalf of affiliates of Quad-C and Paribas, CAF Acquisition Corporation ("CAF"), a wholly owned subsidiary of Holdings, and Collins & Aikman Floor Coverings Group, Inc. (the "Seller"), CAF acquired from the Seller all of the outstanding capital stock of the Company (the "Acquisition"). Simultaneous with the consummation of the Acquisition, CAF was merged with and into the Company.

             COLLINS & AIKMAN FLOOR COVERINGS, INC. AND SUBSIDIARY

  At the date of closing, CAF paid the Seller $195.6 million, which represented the $197.0 million purchase price less the parties' preliminary estimate of net working capital as of the closing date. Financing for the Acquisition was provided by (i) borrowings of $57 million under an $85 million senior secured credit facility among the Company, Holdings, certain lenders, and Bankers Trust Company, as agent, (ii) proceeds from an offering by the Company of $100 million aggregate principal amount of 10% senior subordinated notes due in 2007, and (iii) capital investments of $51 million by affiliates of Quad-C, Paribas, management, and certain other investors in Holdings. The Acquisition will be accounted for as a purchase.

  Under the terms of the Acquisition, C&A Products will remit, as collected, the accounts receivable receipts relating to the Company's open account held by Carcorp at the date of closing.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY OR THE INITIAL PURCHASER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THOSE TO WHICH IT RELATES, NOT DOES IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER TO SOLICITATION. NEITHER THE DELIV-ERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUM-STANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................  14
The Acquisition..........................................................  18
Use of Proceeds of the Exchange Notes....................................  19
Pro Forma Capitalization.................................................  20
Unaudited Pro Forma Financial Data.......................................  21
Selected Consolidated Financial Data.....................................  27
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  29
The Exchange Offer.......................................................  34
Business.................................................................  42
Management...............................................................  53
Ownership of Capital Stock...............................................  58
Certain Transactions.....................................................  60
Description of Credit Agreement..........................................  61
Description of the Notes.................................................  62
Initial Notes Registration Rights........................................  88
Certain U.S. Federal Income Tax Consequences.............................  90
Plan of Distribution.....................................................  92
Legal Matters............................................................  93
Experts..................................................................  93
Index to Consolidated Financial Statements............................... F-1

                               ----------------

 UNTIL      , 1997 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE EXCHANGE NOTES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN SELLING EXCHANGE NOTES RECEIVED IN EXCHANGE FOR INITIAL NOTES HELD FOR THEIR OWN ACCOUNT.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                --------------

                                  PROSPECTUS

                                --------------

                 [LOGO] COLLINS & AIKMAN FLOORCOVERINGS, INC.

                               COLLINS & AIKMAN
                             FLOORCOVERINGS, INC.


              OFFER TO EXCHANGE SERIES B 10% SENIOR SUBORDINATED
 NOTES DUE 2007 ("EXCHANGE NOTES") FOR ALL OUTSTANDING 10% SENIOR SUBORDINATED
                       NOTES DUE 2007 ("INITIAL NOTES")

                                       , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 102(b)(7) of the General Corporation Law of the State of Delaware (the "DGCL"), provides that a corporation (in its original certificate of incorporation or an amendment thereto) may eliminate or limit the personal liability of a director (or certain persons who, pursuant to the provisions of the certificate of incorporation, exercise or perform duties conferred or imposed upon directors by the DGCL) to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit. Article EIGHTH of the Registrant's Certificate of Incorporation limits the liability of directors thereof to the extent permitted by Section 102(b)(7) of the DGCL.

  Section 145 of the DGCL provides that a corporation may indemnify its directors, officers, employees or agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties to which they may be made parties by reason of their being or having been directors, officers, employees or agents and shall so indemnify such persons if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Article XI, Section 1 of the Registrant's Bylaws provides that the Registrant shall indemnify its officers, directors, employees and agents to the full extent permitted by Delaware law.

  Article XI, Section 1 of the Registrant's Bylaws also provides that the Registrant shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the Board. Article XI, Section 2 of the Registrant's Bylaws provides that the right to indemnification conferred by Section 1 includes the right to be paid by the Registrant the expenses incurred in defending any such proceeding in advance of its final disposition, except that, if the DGCL requires, the payment of such expenses incurred by an indemnitee in such capacity in advance of final disposition shall be made only upon delivery to the Registrant of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it is ultimately determined that such indemnitee is not entitled to be indemnified under Section 2 or otherwise.

  Article XI, Section 3 of the Registrant's Bylaws provides that if a claim under Section 1 or 2 is not paid in full by the Registrant within 60 days after a written claim has been received by the Registrant, except in the case of a claim for advancement of expenses which must be paid in 20 days, the indemnitee may bring suit against the Registrant to recover the unpaid amount of the claim. The Registrant may maintain insurance to protect itself and any of its directors, officers, employees or agents against any expense, liability or loss. By action of the board of directors, the Registrant may extend such indemnification to employees and agents of the Registrant.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits.

 EXHIBIT
   NO.                                DESCRIPTION
 -------                              -----------
    1.1  Purchase Agreement among CAF Holdings, Inc., CAF Acquisition
         Corporation and BT Securities Corporation, dated as of January 29,
         1997.
    2.1  Acquisition Agreement, by and among Collins & Aikman Products Co.,
         Collins & Aikman Floor Coverings Group, Inc., the Registrant, CAF
         Holdings, Inc. and CAF Acquisition Corporation, dated as of December
         9, 1996, as amended.
    3.1  Certificate of Incorporation of the Registrant, as amended to date.
    3.2  Bylaws of the Registrant.
    4.1  Indenture, dated as of February 6, 1997, by and among CAF Acquisition
         Corporation and IBJ Schroder Bank & Trust Company.
    4.2  First Supplemental Indenture, dated as of February 6, 1997, by and among the Registrant and IBJ Schroder Bank & Trust Company.
    4.3  Form of Series B 10% Senior Subordinated Note.
    4.4  Registration Rights Agreement, dated as of February 6, 1997, by and between CAF Acquisition Corporation and BT Securities Corporation.
   *5.1  Opinion of McGuire, Woods, Battle & Boothe, L.L.P.
   10.1  Credit Agreement among CAF Holdings, Inc., CAF Acquisition
         Corporation, various lending institutions and Bankers Trust Company, as Agent, dated as of February 6, 1997.
   10.2  Tradename License Agreement, dated as of February 6, 1997, by and between Collins & Aikman Floor Coverings Group, Inc., CAF Holdings,
         Inc. and the Registrant.
   10.3  Consulting Services Agreement dated as of February 6, 1997 among CAF
         Holdings, Inc., the Registrant and Quad-C, Inc.
   10.4  1997 Stock Option Plan and Form of Grant Letter.
   10.5  Non-Competition Agreement among CAF Holdings, Inc., the Registrant,
         Collins & Aikman Corporation and Collins & Aikman Products Co., dated as of February 6 1997.
   10.6  Tax Sharing Agreement, dated as of February 6, 1997, between CAF
         Holdings, Inc. and the Registrant.
   12.1  Statements re: computation of ratios.
   23.1  Consent of Arthur Andersen LLP.
   23.2  Consent of McGuire, Woods, Battle & Boothe, L.L.P. (contained in
         Exhibit 5.1).
  *25.1  Statement of Eligibility and Qualification of Trustee on Form T-1 of
         IBJ Schroder Bank & Trust Company under the Trust Indenture Act of
         1939.
   27.1  Financial Data Schedule.
  *99.1  Form of Letter of Transmittal for the 10% Senior Subordinated Notes
         due 2007.

--------
* To be filed by amendment.

ITEM 22. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes:

    (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

    (c) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

    (d) That insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DALTON, STATE OF GEORGIA, ON APRIL 7, 1997.

                                          COLLINS & AIKMAN FLOORCOVERINGS,
                                           INC.

                                                   /s/ Edgar M. Bridger
                                          By: _________________________________
                                                EDGAR M. BRIDGER PRESIDENT

                               POWER OF ATTORNEY

  Each person whose signature appears below constitutes and appoints and hereby authorizes Terrence D. Daniels, Stephen M. Burns and Edgar M. Bridger, and each of them, as attorney-in-fact, to sign on such person's behalf, individually and in each capacity stated below, and to file any amendments, including post-effective amendments to this Registration Statement.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THEIR CAPACITIES AND ON THE DATES INDICATED.

                NAME                           TITLE                 DATE

        /s/ Edgar M. Bridger           Chief Executive          April 7, 1997
-------------------------------------   Officer and
          EDGAR M. BRIDGER              Director

         /s/ Darrel V. McCay           Chief Financial          April 7, 1997
-------------------------------------   Officer (Principal
           DARREL V. MCCAY              Financial and
                                        Accounting Officer)

       /s/ Terrence D. Daniels         Director                 April 7, 1997
-------------------------------------
         TERRENCE D. DANIELS

        /s/ Stephen M. Burns           Director                 April 7, 1997
-------------------------------------
          STEPHEN M. BURNS

         /s/ Gary A. Binning           Director                 April 7, 1997
-------------------------------------
           GARY A. BINNING

       /s/ Stephen Eisenstein          Director                 April 7, 1997
-------------------------------------
         STEPHEN EISENSTEIN

         /s/ R. Ted Weschler           Director                 April 7, 1997
-------------------------------------
           R. TED WESCHLER

       /s/ J. Hunter Reichert          Director                 April 7, 1997
-------------------------------------
         J. HUNTER REICHERT

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                DESCRIPTION
 -------                              -----------
    1.1  Purchase Agreement among CAF Holdings, Inc., CAF Acquisition
         Corporation and BT Securities Corporation, dated as of January 29,
         1997.
    2.1  Acquisition Agreement, by and among Collins & Aikman Products Co.,
         Collins & Aikman Floor Coverings Group, Inc., the Registrant, CAF
         Holdings, Inc. and CAF Acquisition Corporation, dated as of December
         9, 1996, as amended.
    3.1  Certificate of Incorporation of the Registrant, as amended to date.
    3.2  Bylaws of the Registrant.
    4.1  Indenture, dated as of February 6, 1997, by and among CAF Acquisition
         Corporation and IBJ Schroder Bank & Trust Company.
    4.2  First Supplemental Indenture, dated as of February 6, 1997, by and among the Registrant and IBJ Schroder Bank & Trust Company.
    4.3  Form of Series B 10% Senior Subordinated Note.
    4.4  Registration Rights Agreement, dated as of February 6, 1997, by and between CAF Acquisition Corporation and BT Securities Corporation.
   *5.1  Opinion of McGuire, Woods, Battle & Boothe, L.L.P.
   10.1  Credit Agreement among CAF Holdings, Inc., CAF Acquisition
         Corporation, various lending institutions and Bankers Trust Company, as Agent, dated as of February 6, 1997.
   10.2  Tradename License Agreement, dated as of February 6, 1997, by and between Collins & Aikman Floor Coverings Group, Inc., CAF Holdings,
         Inc. and the Registrant.
   10.3  Consulting Services Agreement dated as of February 6, 1997 among CAF
         Holdings, Inc., the Registrant and Quad-C, Inc.
   10.4  1997 Stock Option Plan and Form of Grant Letter.
   10.5  Non-Competition Agreement among CAF Holdings, Inc., the Registrant,
         Collins & Aikman Corporation and Collins & Aikman Products Co., dated as of February 6 1997.
   10.6  Tax Sharing Agreement, dated as of February 6, 1997, between CAF
         Holdings, Inc. and the Registrant.
   12.1  Statements re: computation of ratios.
   23.1  Consent of Arthur Andersen LLP.
   23.2  Consent of McGuire, Woods, Battle & Boothe, L.L.P. (contained in
         Exhibit 5.1).
  *25.1  Statement of Eligibility and Qualification of Trustee on Form T-1 of
         IBJ Schroder Bank & Trust Company under the Trust Indenture Act of
         1939.
   27.1  Financial Data Schedule.
  *99.1  Form of Letter of Transmittal for the 10% Senior Subordinated Notes
         due 2007.

--------
* To be filed by amendment.